As filed with the Securities and Exchange Commission on March 10, 2004.
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

TIB FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Florida	65-0655973
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

599 9th Street North, Naples, Florida 34102 (239) 263-3344

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Edward V. Lett

President and Chief Executive Officer
TIB Financial Corp.
599 9th Street North, Naples, Florida 34102
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copy to:

John P. Greeley, Esquire Smith Mackinnon, PA 255 South Orange Avenue Suite 800 Orlando, Florida 32801 (407) 843-7300 Facsimile (407) 843-2448	Michael T. Mayes Advest, Inc. One Rockefeller Plaza New York, NY 10020 (212) 484-3870 Facsimile (212) 484-3892	John J. Spidi, Esquire Malizia Spidi & Fisch, PC 1100 New York Avenue, N.W. Suite 340 West Washington, D.C. 20005 (202) 434-4670 Facsimile: (202) 434-4661

     Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Shares	Amount to	Offering Price	Aggregate Offering	Amount of
to be Registered	be Registered	Per Share(1)	Price(1)	Registration Fee

Common Shares, $.10 par value	1,150,000 shares(2)	$22.74	$26,151,000	$3,314

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) under the Securities Act of 1933.

(2)	Includes an aggregate of 150,000 shares to cover overallotments, if any, pursuant to the overallotment option granted to the Underwriters.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not seeking an offer to buy the securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 10, 2004

PROSPECTUS

TIB Financial Corp.

1,000,000 Shares of Common Stock

        We are offering 1,000,000 shares of our common stock, par value $0.10 per share. The public offering price is $           per share.

      Our common stock is currently quoted and traded on The Nasdaq National Market under the symbol “TIBB.” The last reported sale price of our common stock on The Nasdaq National Market on March 9, 2004 was $22.66 per share.

       Investing in our common stock involves risks. See “Risk Factors” beginning on page 8.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds to us, before expenses	$	$

      The common stock does not represent a deposit account or other obligation of our banking subsidiary. The common stock is not and will not be insured by the Federal Deposit Insurance Corporation or any other government agency.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The underwriter is underwriting our shares on a firm commitment basis. We have granted the underwriter an option to purchase up to 150,000 additional shares of common stock to cover over-allotments, if any. The underwriter can exercise this option at any time within 30 days after the offering.

      The underwriter expects to deliver the shares to purchasers, against payment in New York, New York on or about                     , 2004, subject to customary closing conditions.

Advest, Inc.

The date of this prospectus is                     , 2004

SUMMARY
RISK FACTORS
CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
MARKET FOR OUR COMMON STOCK AND DIVIDEND INFORMATION
DIVIDEND POLICY
SELECTED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION
BUSINESS
MANAGEMENT
BENEFICIAL OWNERSHIP OF MANAGEMENT AND PRINCIPAL SHAREHOLDERS
DESCRIPTION OF SECURITIES
UNDERWRITING
CHANGE OF ACCOUNTANTS
LEGAL MATTERS
EXPERTS
WHERE YOU MAY FIND ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
EX- 1.1 Form of Underwriting Agreement
EX-3.2 Bylaws
EX-5.1 Legal Opinion of Smith Mackinnon PA
EX-23.1 Consent of Crowe Chizek & Company LLC

[To Come]

[Graphic of map to be inserted here. This map will consist of a map of Florida,

as well as a magnification of the Southern region, showing the locations of the Company and of TIB Bank’s branches.]

ABOUT THIS PROSPECTUS

       You should rely only on the information contained in this document or any other document to which we refer you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information contained in this document is current only as of its date, regardless of the time of delivery of this prospectus or of any sales of shares of our common stock.

      In this prospectus we rely on and refer to information and statistics regarding the banking industry and the Florida market. We obtained this market data from independent publications or other publicly available information. Although we believe that these outside services are reliable, we have not independently verified and do not guarantee the accuracy and completeness of this information.

      Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriter may over-allot in connection with the offering and may bid for, and purchase, shares of our common stock in the open market and impose penalty bids. For a description of these activities, see “Underwriting.” Such stabilizing transactions, if commenced, may be discontinued at any time.

SUMMARY

       This summary only highlights the more detailed information appearing elsewhere in this prospectus or incorporated in this prospectus by reference. As this is a summary, it may not contain all information that is important to you.

      As used in this prospectus, the terms “we,” “us,” “our,” “TIB Financial,” and “Company” mean TIB Financial Corp. and its subsidiaries (unless the context indicates another meaning), the term “Bank” and “TIB Bank” means TIB Bank of the Keys and its subsidiaries (unless the context indicates another meaning), and the term “common stock” means our common stock, par value $0.10 per share.

Our company

      We are a financial holding company whose business is conducted primarily through our wholly-owned subsidiary, TIB Bank. The Bank, formed in 1974, is a full service commercial bank providing a wide range of business and consumer financial services in our target marketplace, which is comprised primarily of Monroe, Collier, Lee, and Miami — Dade Counties, Florida. TIB Bank, headquartered in Key Largo, Florida, operates 14 banking offices, with nine branch locations throughout the Florida Keys from Key Largo to Key West, two branch locations in Homestead, two branches in Naples, and one branch office in Bonita Springs, Florida. At December 31, 2003, we had approximately $669.3 million in total assets, $553.8 million in total deposits, $538.6 million in total loans and shareholders’ equity of $41.2 million.

      TIB Bank has been implementing a community bank business strategy for individuals and businesses in the Florida Keys for 30 years. It is a unique market defined largely by its geography. From Key Largo to Key West, the Florida Keys stretch approximately 135 miles through a chain of islands each less than two miles wide. The islands of the Florida Keys are connected principally by a single highway, U.S. 1. TIB Bank is one of the only banks in the Florida Keys operating throughout the entire expanse of the market. It is a very competitive market based more on personal attention and service than branch locations.

      Our service-oriented style of business has resulted in the largest deposit market share of any financial institution in the Florida Keys. At June 30, 2003, the Bank had $416.6 million in deposits or 24% of the $1.7 billion Monroe County deposit market as reported by the FDIC. TIB Bank remains vigilant to its core market and to the highly valued market share and relationships that have historically provided the Bank its success. The Bank has recently increased emphasis on the Florida Keys, by adding a new regional Bank president exclusively dedicated to growing market share in Monroe County.

      The Florida Keys is a growing market with deposit growth of 25% since June 30, 2000. The Bank competes with nine other Banks in Monroe County which have opened a net of six new branch locations since June 30, 2000. TIB Bank has maintained its lead market share in Monroe County by growing deposits by $84.3 million or 25% since June 30, 2000. The growth of a dominant share in core markets is key as we at the same time develop new markets. Since 1998, the Company has added through acquisition two branch locations in South Miami-Dade County and, through de novo branching, three locations in Southwest Florida, and has plans in 2004 to add two more locations in Southwest Florida. During March 2004, the Company opened a new corporate headquarters in Naples, while still maintaining its Bank headquarters in Key Largo. Considerable human and capital resources have been committed to the quality growth and market penetration of Southwest Florida and South Miami-Dade County, and to continued growth in the Florida Keys.

      In 1998, TIB Financial acquired one branch of Coconut Grove Bank in Homestead, Florida. In 2000, TIB Financial acquired two additional branches from Republic Security Financial in Homestead, Florida, and subsequently closed one of the offices. As of June 30, 2003, the Bank had $87.3 million in deposits in Homestead with a deposit market share of 14%. Since June 30, 2000, the Bank’s deposits in Homestead have grown by $55.9 million or 178%, increasing TIB Bank’s deposit market share in Homestead by 8%. There has been extensive residential development throughout southern Miami-Dade County and opportunities for successful branch expansion beyond Homestead is likely as the new markets become more developed.

      In 2001, the Bank opened its first office in Southwest Florida in Naples. Since then, the Bank has opened an additional office in Naples and Bonita Springs, and anticipates opening two additional offices in 2004. In less than two years, TIB Bank has grown deposits in Southwest Florida to $50.4 million as of June 30, 2003. The primary reason for the significant growth in Southwest Florida has been the service-oriented focus on middle-market business and retail customers, while most of our competitors have targeted the area’s traditional base of high net worth individuals. The middle-market sector in Naples and throughout Southwest Florida has been expanding rapidly, and we believe our extensive experience serving these customers in our historical markets offers us a significant competitive advantage.

      Naples is the largest and fastest growing deposit market in Collier County with approximately $6 billion in deposits or 89% of the County’s deposit market as of June 30, 2003 and deposit growth of $2 billion or 46% since June 30, 2000. Bonita Springs is the largest and fastest growing market in southern Lee County with approximately $1 billion in deposits and deposit growth of $362 million or 61% since June 30, 2000. Bonita Springs is fast becoming a leading middle-market business center and bedroom community to Naples and Fort Myers. In 2004, TIB Bank will open an office in Fort Myers, the largest deposit market in Lee County with $3.4 billion in deposits, and deposit growth of $754 million or 28% since June 30, 2000.

      We will have key banking locations from Fort Myers to Naples, our self defined market for Southwest Florida. We plan to open select locations over the next several years between these two large and rapidly growing markets. The combined Collier-Lee County deposit market is approximately $14 billion with deposit growth of approximately $4 billion or 36% since June 30, 2000. The Southwest Florida deposit market is more than eight times our original Monroe County market, with higher deposit growth, and nine times in terms of population and household income. We believe the very attractive demographics of Southwest Florida offers us a strong opportunity for profitable growth.

      TIB Bank has tended to maintain a leading market share of more than 10% in each of the diverse communities of the Florida Keys. Both the southern Miami-Dade County and Southwest Florida markets are larger and faster growing than the Florida Keys market. Based on our service-oriented approach to community banking and our significant commitment to expand in these attractive markets, we believe that we can build a strong market share in both markets. The size and growth of these markets will support the ongoing growth of TIB Bank.

      Our business strategy is to operate as a profitable, diversified financial services company providing a variety of banking and other financial services, with an emphasis on commercial business loans to small and medium sized businesses and consumer and residential mortgage lending. As a result of the consolidation of small and medium sized financial institutions, we believe there is a significant opportunity for a community-focused bank to provide a full range of financial services to small and middle-market commercial and retail customers. We emphasize comprehensive retail and small business products and responsive, decentralized decision-making which reflects our knowledge of our local markets and customers.

      Through our subsidiaries, we offer a wide range of commercial and retail banking and financial services to businesses and individuals. Our account services include checking, interest-bearing checking, money market, savings, certificates of deposit and individual retirement accounts. We offer all types of commercial loans to include: owner-occupied commercial real estate; acquisition, development and construction; income-producing properties; short-term working capital; inventory and receivable facilities; and equipment loans. We also offer a full complement of consumer loan products to include residential real estate, installment loans, home equity, home equity lines, and indirect auto dealer loans. Our lending focus is predominantly on small to medium-sized business and consumer borrowers. Most importantly, we provide our customers with access to local TIB Bank officers who are empowered to act with flexibility to meet customers’ needs in an effort to foster and develop long-term loan and deposit relationships.

      The composition of TIB Bank’s loan portfolio at December 31, 2003 and 2002 is indicated below, along with the growth from the prior year.

					% Increase
					(Decrease)
					From
	Total Loans		Total Loans		December 31,
	December 31,	% of Loans to	December 31,	% of Loans to	2002 to
	2003	Total Loans	2002	Total Loans	2003

	(Dollars in thousands)
Real estate mortgage loans:
Commercial	$297,221	55.2%	$265,113	60.0%	12.1%
Residential	60,104	11.2	68,389	15.5	(12.1)
Farmland	2,317	0.4	443	0.1	423.0
Construction	32,089	6.0	14,893	3.4	115.5
Commercial and agricultural loans	63,624	11.8	49,212	11.1	29.3
Indirect auto dealers loans	59,437	11.0	16,855	3.8	252.6
Other consumer loans	11,232	2.1	9,364	2.1	19.9
Home equity loans	12,574	2.3	17,475	4.0	(28.0)

Total	$538,598	100.0%	$441,744	100.0%	21.9%

      The balance of outstanding indirect loans grew quickly in 2003 since it was still a relatively new product for us and, therefore, the payoffs and paydowns were not significant. This allowed the majority of the new production to remain as outstanding balances. Since the expected life of these loans is approximately two years, the level of outstanding indirect loans is expected to level off as the program matures. We therefore expect that indirect loans will not exceed 25% of total loans outstanding.

      Our non-performing loans as a percentage of gross loans decreased from 0.12% at December 31, 2002 to 0.07% at December 31, 2003.

      TIB Bank also engages in the origination and sale of the government guaranteed portion of loans, such as those offered by the Small Business Administration and the U.S. Department of Agriculture Rural Development Business and Industry Program. TIB Bank is designated as a preferred lender by the SBA. TIB Bank also engages through a wholly owned subsidiary, TIB Investment Center, Inc., in the retail sale of non-deposit investment products, such as variable and fixed rate annuities, mutual funds, equities and other products.

      We are subject to examination and regulation by the Board of Governors of the Federal Reserve System, the Florida Office of Financial Regulation, and the Federal Deposit Insurance Corporation, or the FDIC. This regulation is intended for the protection of our depositors, not our shareholders.

      Our executive offices are located at 599 9th Street North, Naples, Florida 34102, and our telephone number is (239) 263-3344. Our website address is www.tibbank.com. The information on our website does not constitute part of this prospectus.

Our growth

      Our business has grown significantly during the past year:

•	Our total assets increased 18.0% to $669.3 million at December 31, 2003 from $567.1 million at December 31, 2002. During that same period, our gross loans increased 21.9% from $441.7 million to $538.6 million and our deposits increased 14.7% from $482.7 million to $553.8 million.

•	Our net income increased 7.7% to $5.1 million in 2003 compared to $4.7 million in 2002.

•	Our diluted earnings per share increased $0.01 to $1.15 in 2003 compared to $1.14 in 2002.

•	We continued our expansion into Southwest Florida as our third office, in downtown Naples, completed its first full year of operations in 2003.

•	During the fourth quarter of 2003, we increased our annual cash dividend from $0.44 per share to an annual level of $0.45, an increase of 2.3%.

Business strategy

      Our business strategy is to operate as a profitable, diversified financial services company providing a variety of banking and other financial services, with an emphasis on commercial business loans to small and medium-sized businesses and consumer and residential mortgage lending. We emphasize comprehensive retail and business products and responsive, decentralized decision-making which reflects our knowledge of our local markets and customers. We offer a wide range of commercial and retail banking and financial services to businesses and individuals.

      To continue asset growth and profitability, our marketing strategy is targeted to:

•	Provide customers with access to our local executives who make key credit and account decisions;

•	Pursue commercial lending opportunities with small to mid-sized businesses which we believe are underserved by our larger competitors;

•	Continue originating indirect auto dealer loans to enhance margins, effectively utilizing our funding sources;

•	Cross-sell our products and services to our existing customers to leverage our relationships and enhance profitability; and

•	Adhere to safe and sound credit standards to maintain the continued quality of assets as we implement our growth strategy.

Our reasons for the offering

      We are conducting this offering principally to raise additional capital to support our continued growth. We also expect that the net proceeds of the offering will generally strengthen our capital position and enable TIB Bank to maintain its classification as a “well-capitalized” institution, the highest possible capital category under the risk-based capital adequacy guidelines established by the federal banking regulators. We will use the additional capital to support existing and future growth in loans and deposits. We also intend to assess opportunities to open additional branch offices in the future, and may use the proceeds of this offering to pursue the opening of such offices, including the purchase of additional assets necessary for such offices. The sale of the common stock also will increase our legal lending limit, thereby enhancing our ability to provide increased lending services to customers. While we have no acquisitions planned, we remain open to expanding our market share through this strategy and thus could use a portion of the net proceeds to pursue an acquisition if we believe an appropriate opportunity arises.

The offering

Common stock offered	1,000,000 shares(1)

Common stock to be outstanding after the offering	5,431,328 shares(1)(2)

Use of proceeds	We intend to use the proceeds from this offering primarily to strengthen our capital for growth and for general corporate and working capital purposes.

Dividends on common stock	$.45 annually, based upon 2003 fourth quarter dividend

Nasdaq National Market Symbol	TIBB

(1)	This number does not include 150,000 shares that the underwriters have the option to purchase to cover over-allotments.

(2)	The number of shares of common stock to be outstanding after the offering does not include 477,505 shares of common stock subject to outstanding options at December 31, 2003.

Proposed changes to our articles of incorporation and proposed equity plan

      On May 25, 2004, we will hold our annual meeting of shareholders for the reelection of directors, approval of a TIB Financial Corp. 2004 Equity Incentive Plan, and amendments to our articles of incorporation. For information regarding the 2004 Equity Incentive Plan, see “Description of Securities — 2004 Equity Incentive Plan.” Approval of the amendments to our articles of incorporation would increase the number of authorized shares of our common stock from 7.5 million to 20 million shares, authorize us to issue shares of preferred stock, and remove certain other provisions from our articles of incorporation. However, this offering is not contingent upon approval of the amendments or the equity plan. For additional information, see “Description of Securities.”

Risk factors

      Prior to making an investment decision, a prospective purchaser should consider all of the information set forth in this prospectus and should evaluate the statements set forth in “Risk Factors” beginning on Page 8.

Selected Consolidated Financial Data

      You should read the following selected consolidated financial data with our consolidated financial statements and notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	At and For Year Ended December 31,

	2003	2002	2001	2000	1999

	(Dollars in thousands except per share data)
Statement of Income Data:
Interest and dividend income	$34,606	$31,316	$33,717	$32,189	$27,906
Interest expense	9,839	10,329	15,797	14,775	11,299
Net interest income	24,767	20,987	17,920	17,414	16,607
Provision for loan losses	1,586	791	1,005	332	540
Net interest income after provision for loan losses	23,181	20,196	16,915	17,082	16,067
Non-interest income	12,037	10,428	9,998	7,484	7,167
Non-interest expense	27,569	23,632	20,916	17,830	16,741
Income tax expense	2,672	2,386	2,058	2,482	2,327
Cumulative effect of change in accounting principle, net of tax benefit	—	—	—	—	(47)
Income from continuing operations	4,977	4,606	3,939	4,254	4,119
Income (loss), net of taxes, from discontinued operations	125	129	(45)	(32)	—
Net income	5,102	4,735	3,894	4,222	4,119
Per Share Data:
Book value per share at year end	$9.31	$8.30	$7.27	$6.72	$6.44
Basic earnings per share	$1.20	$1.19	$0.99	$1.02	$0.94
Diluted earnings per share	$1.15	$1.14	$0.95	$0.99	$0.91
Basic weighted average common equivalent shares outstanding	4,257,224	3,992,775	3,923,763	4,140,234	4,388,336
Diluted weighted average common equivalent shares outstanding	4,435,861	4,144,855	4,096,767	4,274,155	4,543,784
Dividends declared	$0.4425	$0.4325	$0.43	$0.4225	$0.4125
Balance Sheet Data:
Total Assets	$669,298	$567,149	$494,111	$439,320	$392,129
Gross Loans	538,598	441,744	379,104	315,574	290,614
Allowance for loan losses	5,216	4,272	3,675	3,268	2,997
Deposits	553,813	482,683	415,736	392,427	346,904
Shareholders’ Equity	41,246	33,506	28,672	26,237	28,302

	At and For Year Ended December 31,

	2003	2002	2001	2000	1999

	(Dollars in thousands except per share data)
Performance Ratios:
Return on average assets	0.82%	0.89%	0.82%	1.05%	1.07%
Return on average equity	13.56%	15.21%	14.15%	15.54%	15.05%
Average equity/average assets	6.05%	5.82%	5.79%	6.74%	7.11%
Net interest margin	4.43%	4.39%	4.22%	4.74%	4.78%
Dividend payout ratio	36.92%	36.47%	43.32%	41.43%	43.95%
Allowance for loan losses/total loans	0.97%	0.97%	0.97%	1.04%	1.03%
Non-performing assets/total assets	0.55%	0.65%	0.90%	0.57%	0.53%
Non-performing loans/gross loans	0.07%	0.12%	0.42%	0.80%	0.71%
Allowance for loan losses/non-performing loans	1336.33%	783.19%	231.07%	129.84%	145.25%
Non-interest expense/net interest income and non-interest income from continuing operations	74.91%	75.22%	74.92%	71.61%	70.42%
Capital Ratios:
Tier 1 leverage ratio	7.8%	7.1%	7.1%	7.1%	7.3%
Tier 1 capital ratio	8.8%	8.3%	8.4%	9.0%	9.4%
Total capital ratio	10.6%	10.9%	11.6%	11.7%	10.4%

RISK FACTORS

       You should carefully consider the risks described below before investing in our common stock. If any of the following risks actually occur, our business could be harmed. This could cause the price of our stock to decline, and you may lose part or all of your investment. This prospectus contains forward-looking statements that involve risks and uncertainties, including statements about our future plans, objectives, intentions and expectations. Many factors, including those described below, could cause actual results to differ materially from those discussed in forward-looking statements.

Risks Related to Our Business

Our business strategy includes the continuation of significant growth plans, and if we fail to grow or fail to manage our growth effectively as we pursue our strategy, it could negatively affect our results of operations

      We intend to continue pursuing a significant growth strategy for our business. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in significant growth stages of development. We cannot assure you that we will be able to expand our market presence in our existing markets or successfully enter new markets or that any such expansion will not adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations, and could adversely affect our ability to successfully implement our business strategy. Also, if our growth occurs more slowly than anticipated or declines, our operating results could be materially adversely affected.

      Our ability to successfully grow will depend on a variety of factors including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth. While we believe that we have the management resources and internal systems in place to successfully manage our future growth, there can be no assurance that growth opportunities will be available or that growth will be successfully managed.

If the value of real estate in our core Florida market were to decline materially, a significant portion of our loan portfolio could become under-collateralized, which could have a material adverse effect on us

      With most of our loans concentrated in Southern Florida, a decline in local economic conditions could adversely affect the values of our real estate collateral. Consequently, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are geographically diverse.

      In addition to the financial strength and cash flow characteristics of the borrower in each case, TIB Bank often secures its loans with real estate collateral. At December 31, 2003, approximately 72.7% of TIB Bank’s loans have real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected.

An inadequate allowance for loan losses would reduce our earnings

      The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. Management maintains an allowance for loan losses based upon, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectibility is considered questionable. If management’s assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb losses, or if the bank regulatory authorities require TIB Bank to increase the allowance for loan losses as a part of their examination process, TIB Bank’s earnings and capital could be significantly and adversely affected.

Our indirect lending program has a limited operating history and, as a result, the financial performance to date of this program may not be a reliable indicator of whether this business will continue to be successful

      A significant portion of our current lending involves the purchase of consumer automobile installment sales contracts from automobile dealers primarily located in Southwest Florida. We began this program in 2002 and as of December 31, 2003, we had approximately $59.4 million of indirect loans outstanding. We plan to grow this portfolio further. These loans are for the purchase of new or late model used cars. We serve customers over a broad range of creditworthiness and the required terms and rates are reflective of those risk profiles. While these loans have higher yields than many of our other loans, they involve significant risks in addition to normal credit risk. Potential risk elements associated with indirect lending include the limited personal contact with the borrower as a result of indirect lending through dealers, the absence of assured continued employment of the borrower, the varying general creditworthiness of the borrower, changes in the local economy and difficulty in monitoring collateral. While indirect automobile loans are secured, they are secured by depreciating assets and characterized by loan to value ratios that could result in the Bank not recovering the full value of an outstanding loan upon default by the borrower. In addition, given the unseasoned nature of this portfolio, credit problems may not have surfaced or become apparent yet, but may arise in the future.

Our de novo branching strategy could cause our expenses to increase faster than revenues

      Our strategy for building market share in Southwest Florida is based on establishing new branches. We currently plan to open two new branches in the current year and at least one additional branch in 2005. There are considerable costs involved in opening branches and new branches generally do not generate sufficient revenues to offset their costs until they have been in operation for several years. Accordingly, our new branches can be expected to be a drag on our earnings for some period of time. Our expenses could be further increased if we encounter delays in the opening of any of our new branches. Finally, we have no assurance that our new branches will be successful even after they have been established.

Our net income could be adversely affected if our income from merchant bankcard processing were to decline

      Over the past several years, our profitability has depended on our ability to generate non-interest income and our most significant source of non-interest income has been income from merchant bankcard processing. Merchant bankcard services consists of the processing of transactions from local merchants which are presented to the banks that issued the cards or their processor. The merchant bankcard processor assumes the risk of loss if a credit card customer disputes a charge and it is unable to recover from the merchant. Our merchant bankcard processing business principally involves merchants in the Florida Keys. Merchant bankcard processing is a very competitive business and there can be no assurance that we can maintain our current levels of income from this activity. In addition, there is no assurance that we can grow our income from merchant bankcard processing sufficiently to offset future increases in non-interest expenses.

We are dependent upon the services of our management team

      Our future success and profitability is substantially dependent upon the management and banking abilities of our senior executives. We believe that our future results will also depend in part upon our attracting and retaining highly skilled and qualified management and sales and marketing personnel. Competition for such personnel is intense, and we cannot assure you that the Bank will be successful in retaining such personnel. We also cannot guarantee that members of our executive management team will remain with us. Changes in key personnel and their responsibilities may be disruptive to the Bank’s business and could have a material adverse effect on our business, financial condition and results of operations.

Risk Related to An Investment in Our Common Stock

Future capital needs could result in dilution of your investment

      Our board of directors may determine from time to time that there is a need to obtain additional capital through the issuance of additional shares of our common stock or other securities. These issuances would dilute the ownership interests of the investors in the offering in us and may dilute the per share book value of our common stock. New investors may also have rights, preferences and privileges senior to our current shareholders which may adversely impact our current shareholders.

Although publicly traded, the trading market in our common stock has substantially less liquidity than the average trading market for stock quoted on The Nasdaq National Market, and the price of our common stock due to this limited trading market may be more volatile in the future

      Our common stock is thinly traded. The average daily trading volume of our shares on The Nasdaq National Market during 2003 was approximately 2,183 shares. Thinly traded stock can be more volatile than stock trading in an active public market. We cannot predict the extent to which an active public market for our common stock will develop or be sustained after this offering. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the stock of many companies have experienced wide price fluctuations that have not necessarily been related to their operating performance. Therefore, our shareholders may not be able to sell their shares at the volumes, prices, or times that they desire.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

       Some discussions in this prospectus may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We caution you to be aware of the speculative nature of “forward-looking statements.” Statements that are not historical in nature, including the words “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” “assume” and similar expressions, are intended to identify forward-looking statements. Although these statements reflect our good faith belief based on current expectations, estimates and projections about (among other things) the industry and the markets in which we operate, they are not guarantees of future performance. Whether actual results will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties, including the risks and uncertainties discussed in this prospectus; general economic, market, or business conditions; changes in interest rates, deposit flow, the cost of funds, and demand for loan products and financial services; changes in our competitive position; changes in the quality or composition of loan and investment portfolios; our ability to manage growth; the opportunities that may be presented to and pursued by us; competitive actions by other companies; changes in laws or regulations; changes in the policies of federal or state regulators and agencies; and other circumstances, many of which are beyond our control. Consequently, all of the forward-looking statements made in this prospectus are qualified by these cautionary statements and there can be no assurance that the actual results anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by applicable laws, we do not intend to publish updates or revisions of any forward-looking statements we make to reflect new information, future events or otherwise.

USE OF PROCEEDS

       We estimate that the net proceeds from the sale of 1,000,000 shares of our common stock in this offering will be approximately $           million or approximately $          if the underwriters’ over-allotment option is exercised in full. In each case, this assumes deduction of estimated offering expenses of $

and underwriting discounts and commissions. We intend to contribute substantially all of the net proceeds we receive from this offering to TIB Bank to provide it with capital to support our loan and deposit growth, and any remaining proceeds will be used for general corporate purposes. TIB Bank intends to use the capital for general corporate purposes, primarily to support its future growth. While we have no acquisitions planned, we remain open to expanding our market share through this strategy and thus could use a portion of the net proceeds to pursue an acquisition if we believe an appropriate opportunity arises.

      The foregoing represents our anticipated use of the net proceeds of this offering based upon the current status of our business operations, our current plans and current economic conditions. A change in the use of proceeds or timing of such use will be at our discretion.

CAPITALIZATION

       The following table sets forth our capitalization at December 31, 2003 and as adjusted to give effect to the sale of 1,000,000 shares of common stock offered in this offering, less the underwriting discount and commissions and estimated expenses, at an offering price of $           per share. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included in this prospectus.

	December 31, 2003(1)

	Actual	As Adjusted(2)

	(Dollars in thousands, except
	per share data)
Shareholders’ equity
Common stock, $0.10 par value; 7,500,000 shares authorized; 4,431,328 shares outstanding; 5,431,328 shares outstanding as adjusted(3)	$443
Additional paid-in capital	14,255
Retained earnings	26,203
Accumulated other comprehensive income	345

Total shareholders’ equity	$41,246

Book value per share(4)	$9.31
Capital ratios(5):
Tier 1 leverage ratio	7.8%
Tier 1 capital to risk-weighted assets	8.8%
Total capital to risk-weighted assets	10.6%

(1)	This table excludes 477,505 shares of common stock issuable upon exercise of outstanding options, at an average exercise price of $11.66 per share.

(2)	If the underwriters’ over-allotment option is exercised in full, common stock, additional paid-in capital and total shareholders’ equity would be $ , $ and $ , respectively.

(3)	Before issuance of up to 150,000 shares of common stock pursuant to the underwriters’ over-allotment option.

(4)	Actual book value per share equals total shareholders’ equity of $41,245,846, divided by 4,431,328 shares issued and outstanding at December 31, 2003. Book value per share as adjusted equals total shareholders’ equity of $ (assuming net proceeds of this offering of $ ), divided by shares (assuming issuance and sale of shares).

(5)	These ratios as adjusted assume that the net proceeds will be invested initially in federal funds until utilized by the Company over time.

MARKET FOR OUR COMMON STOCK AND DIVIDEND INFORMATION

       Our common stock trades on The Nasdaq National Market under the symbol “TIBB.” The table below sets forth for the periods indicated, the high and low sales prices of our common stock as reported by The Nasdaq National Market and the dividends declared per share on our common stock.

			Cash
			Dividends
			Declared
			Per
	High	Low	Share

2004 Quarter Ended:
First quarter (through March 9, 2004)	$25.00	$21.65	—
2003 Quarter Ended:
Fourth quarter	$24.99	$18.32	$.1125
Third quarter	18.60	16.75	.11
Second quarter	18.50	15.50	.11
First quarter	17.17	14.91	.11
2002 Quarter Ended:
Fourth quarter	$16.25	$12.38	$.11
Third quarter	15.00	13.00	.1075
Second quarter	15.00	12.15	.1075
First quarter	12.95	11.16	.1075

      On March 9, 2004, the last reported sale price of our common stock on The Nasdaq National Market was $22.66 per share. At December 31, 2003, there were 4,431,328 shares of our common stock outstanding, held by approximately 400 holders of record.

DIVIDEND POLICY

       We have paid regular quarterly cash dividends on our common stock, and our board of directors presently intends to continue the payment of regular quarterly cash dividends, subject to the need for those funds for debt service and other purposes. However, because substantially all of the funds available for the payment of dividends are derived from TIB Bank, future dividends will depend upon the earnings of TIB Bank, its financial condition and its need for funds.

      Moreover, there are a number of federal banking policies and regulations that would restrict our ability to pay dividends. In particular, because TIB Bank is a depository institution and its deposits are insured by the FDIC, it may not pay dividends or distribute capital assets if it is in default on any assessment due the FDIC. Also, as a state bank, TIB Bank is subject to FDIC regulations and Florida law which impose certain minimum capital requirements that would affect the amount of cash available for distribution to us. Lastly, under Federal Reserve policy, we are required to maintain adequate regulatory capital, are expected to serve as a source of financial strength to TIB Bank and to commit resources to support TIB Bank. These policies and regulations may have the effect of reducing the amount of dividends that we can declare to our shareholders.

SELECTED FINANCIAL DATA

       The following tables set forth our Selected Financial Data for the periods indicated. Our Selected Financial Data has been derived from our audited financial statements. The Selected Financial Data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our Consolidated Financial Statements and the notes thereto, and the financial and other information included elsewhere in this prospectus.

	At and For Year Ended December 31,

	2003	2002	2001	2000	1999

	(Dollars in thousands except per share data)
Statement of Income Data:
Interest and dividend income	$34,606	$31,316	$33,717	$32,189	$27,906
Interest expense	9,839	10,329	15,797	14,775	11,299
Net interest income	24,767	20,987	17,920	17,414	16,607
Provision for loan losses	1,586	791	1,005	332	540
Net interest income after provision for loan losses	23,181	20,196	16,915	17,082	16,067
Non-interest income	12,037	10,428	9,998	7,484	7,167
Non-interest expense	27,569	23,632	20,916	17,830	16,741
Income tax expense	2,672	2,386	2,058	2,482	2,327
Cumulative effect of change in accounting principle, net of tax benefit	—	—	—	—	(47)
Income from continuing operations	4,977	4,606	3,939	4,254	4,119
Income (loss), net of taxes, from discontinued operations	125	129	(45)	(32)	—
Net income	5,102	4,735	3,894	4,222	4,119
Balance Sheet Data:
Total Assets	$669,298	$567,149	$494,111	$439,320	$392,129
Investment Securities	52,557	54,268	52,354	68,019	60,362
Gross Loans	538,598	441,744	379,104	315,574	290,614
Allowance for loan losses	5,216	4,272	3,675	3,268	2,997
Deposits	553,813	482,683	415,736	392,427	346,904
Shareholders’ Equity	41,246	33,506	28,672	26,237	28,302
Per Share Data:
Book value per share at year end	$9.31	$8.30	$7.27	$6.72	$6.44
Basic earnings per share from continuing operations	$1.17	$1.15	$1.00	$1.03	$0.94
Basic earnings per share from discontinued operations	0.03	0.04	(0.01)	(0.01)	—

Basic earnings per share	$1.20	$1.19	$0.99	$1.02	$0.94
Diluted earnings per share from continuing operations	$1.12	$1.11	$0.96	$1.00	$0.91
Diluted earnings per share from discontinued operations	0.03	0.03	(0.01)	(0.01)	—

	At and For Year Ended December 31,

	2003	2002	2001	2000	1999

	(Dollars in thousands except per share data)
Diluted earnings per share	$1.15	$1.14	$0.95	$0.99	$0.91
Basic weighted average common equivalent shares outstanding	4,257,224	3,992,775	3,923,763	4,140,234	4,388,336
Diluted weighted average common equivalent shares outstanding	4,435,861	4,144,855	4,096,767	4,274,155	4,543,784
Dividends declared	$0.4425	$0.4325	$0.43	$0.4225	$0.4125
Performance Ratios:
Return on average assets	0.82%	0.89%	0.82%	1.05%	1.07%
Return on average equity	13.56%	15.21%	14.15%	15.54%	15.05%
Average equity/average assets	6.05%	5.82%	5.79%	6.74%	7.11%
Net interest margin	4.43%	4.39%	4.22%	4.74%	4.78%
Dividend payout ratio	36.92%	36.47%	43.32%	41.43%	43.95%
Allowance for loan losses/total loans	0.97%	0.97%	0.97%	1.04%	1.03%
Non-performing assets/total assets	0.55%	0.65%	0.90%	0.57%	0.53%
Non-performing loans/gross loans	0.07%	0.12%	0.42%	0.80%	0.71%
Allowance for loan losses/non-performing loans	1336.33%	783.19%	231.07%	129.84%	145.25%
Non-interest expense/net-interest income and non-interest income from continuing operations	74.91%	75.22%	74.92%	71.61%	70.42%
Capital Ratios:
Tier 1 leverage ratio	7.8%	7.1%	7.1%	7.1%	7.3%
Tier 1 capital ratio	8.8%	8.3%	8.4%	9.0%	9.4%
Total capital ratio	10.6%	10.9%	11.6%	11.7%	10.4%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

      TIB Bank operates primarily as a real estate secured commercial lender, focusing on middle-market businesses in our Southern Florida markets. TIB Bank was formed in and has a substantial market presence in the Florida Keys. In recent years, the Bank has expanded into the adjacent Florida counties of Miami-Dade, Collier and Lee. The Bank funds its commercial lending activity by gathering retail and commercial deposits from our service area. Significant economic growth in the southern portion of Miami-Dade County and along the southwest coast of Florida (Naples, Bonita Springs, and Ft. Myers area) offers an opportunity for us to grow our core banking franchise in these contiguous markets.

      We are utilizing a de novo branching strategy of evaluating and selecting sites and building new bank branch locations to enter and grow in these new markets. We believe that due to the cost of acquiring existing facilities, de novo expansion is the most economical method for us to build market share in many of the areas where we seek to have a presence. While we expect to experience short-term earnings dilution as a result of the increased costs of developing and expanding our branch system, we believe the resulting growth will add significant value to our franchise. Although organic growth has been the method of choice to date, growth through acquisition would be considered if pricing, market and culture fit were advantageous to our growth and expansion plans.

Performance Overview

      We earned net income of $5,102,118 in 2003, representing a $366,846, or a 7.7% increase from the prior year. Net income for 2002 was $4,735,272, which was a 21.6% increase over 2001.

      Basic earnings per share for 2003 were $1.20 compared to $1.19 in 2002. Basic weighted-average common equivalent shares outstanding in 2003 were 4,257,224 compared to 3,992,775 in 2002. This increase in shares outstanding of 6.6% resulted from the exercise of stock options and the issuance of 280,653 shares in June 2003 in connection with a private placement that raised $4.3 million in new capital.

      Diluted earnings per share for 2003 were $1.15 compared to $1.14 in 2002. Diluted weighted-average common equivalent shares outstanding in 2003 were 4,435,861 compared to 4,144,855 in 2002.

      Net interest income in 2003 increased 18.0%, or $3.8 million, to $24.8 million from $21.0 million reported in 2002. Our interest margin increased from 4.39% in 2002 to 4.43% in 2003. Margins have been stable to slightly higher over the recent years due to a number of factors. First, a substantial portion of our commercial loans are at their interest rate floors. Second, we have increased the relative portion of loans to the total earning assets of the Bank. Finally, indirect auto lending has somewhat better yields than other loans generally. Going forward, our margins should remain fairly stable as an increasing percentage of indirect loans should offset slightly lower yields on other loans from competitive pressures.

      Non-interest income increased 15.4%, or $1.6 million, to $12.0 million in 2003 primarily due to continued strong growth in our fee income from the sale of residential loan originations and merchant bankcard processing income. The continuing favorable rate environment for residential mortgage lending contributed to another record year of residential loan production. Fees on sales of residential mortgage loans sold increased 39.0% to $2.2 million. This fee income should moderate in 2004 because of a slowdown in the refinance portion of residential lending due to an expected stable to slightly higher interest rate environment. Merchant bankcard processing income increased 12.9%, from $4.4 million in 2002 to $5.0 million in 2003. This was attributable to increased processing volumes over the prior year which was partially offset by a slight decline in the average discount rate. Merchant bankcard processing income should also moderate in 2004 due to it being a mature product for us, which is expected to grow at a growth rate similar to that of the organization.

      Non-interest expenses increased 16.7%, or $3.9 million, to $27.6 million in 2003 primarily from the increased personnel and overhead expense required to support growth and increased regulatory requirements. This growth in non-interest expenses should moderate as a relatively constant level of growth in dollar terms will be a proportionately smaller percentage of the total business in the future.

      Total assets at December 31, 2003 were $669.3 million compared to $567.1 million at the previous year end, an increase of 18.0%. Asset growth was funded by an increase in deposits of 14.7%, or $71.1 million in 2003. Our total loans increased 21.9%, or $96.9 million, to $538.6 million at year end 2003 compared to $441.7 million at December 31, 2002. The largest dollar increase in loan type from year end 2002 to year end 2003 was in indirect auto dealer loans, which accounted for $42.6 million of the increase in total loans in 2003.

      During 2003, business activity in our primary markets reflected the national trends of economic expansion with limited increases in overall employment due to productivity gains and the desire to reduce excess capacity. In turn, the Federal Reserve elected to keep short-term interest rates at low levels throughout the year. Specifically, the target Federal Funds Rate began 2003 at 1.25% and remained there until June when it was decreased to 1.00%. The Prime lending rate continued its recent pattern of staying 300 basis points, 3%, above the Federal Funds Rate.

      The effect of the low interest rates is to contract our net interest margin in two ways. First, a low Prime rate directly affects yields on loans tied to that index and even loans not indexed to Prime are priced reflective of overall low asset yields. Second, deposit liabilities can only be priced down so far before the interest rate is too low to attract the volume of required funding. The net effect of this rate environment is a larger reduction in asset yields, generally, than the corresponding reduction in liability costs.

      We were able to mitigate the effect of the interest rate environment in 2003 for the following reasons. First, even though we are at low relative levels of interest rates, net interest margins have stabilized this year and we were able to decrease liability costs to a similar extent that asset yields contracted. Second, we have expanded a practice of requiring an interest rate floor on many new commercial loans. This tactic proved effective in slowing the average decline in loan yields. Finally, we continue to change our mix of assets to slightly increase the percentage of higher yielding loans.

      During 2003, the Bank significantly expanded its indirect automobile lending program, in an effort to generate higher relative yielding assets. As of December 31, 2003, we had approximately $59.4 million of indirect auto loans outstanding. Coupled with the appropriate safeguards, we believe this product continues to offer the Bank an opportunity to increase asset yields while not sacrificing our primary objective of maintaining strong asset quality.

      On November 25, 2002, we opened our Southwest Florida regional headquarters at 599 Ninth Street North in Naples, Florida. The cost of operating this facility for a full year is reflected in our 2003 results. The headquarters office is located in a new three-story office building near the central business area, in which we own the first floor. This investment was made as part of our de novo branching strategy targeting selected growth markets of Southern Florida. Our plan assumes that new branches will take about three years to break even, and that when the facility becomes profitable accumulated losses that were incurred from the opening will be less than the premium required to purchase a similar branch.

      In 2003, we sold the assets of Keys Insurance Agency and our remaining interest in ERAS JV, a software development and item processing company, in order to focus our attention and capital on growing our core banking franchise. As a result of the sale of the assets of Keys Insurance Agency, recorded goodwill was reduced by $2.0 million, resulting in a direct increase in regulatory capital.

Analysis of Financial Condition

      Our assets totaled $669.3 million at year end 2003 compared to $567.1 million at year end 2002, an increase of $102.1 million or 18.0%. The growth in assets was primarily a result of increased lending activity as the Bank invested funds provided by significant deposit growth.

      Total loans increased $96.9 million or 21.9%, to $538.6 million at year end 2003. The growth in the loan portfolio was attributed to increases in indirect auto dealer loans of $42.6 million, commercial real estate and farmland loans of $34.0 million, construction loans of $17.2 million, commercial and agricultural loans of $14.4 million, and consumer loans of $1.9 million. These increases were offset by declines in home equity loans of $4.9 million and residential loans of $8.3 million.

      Total deposits increased $71.1 million or 14.7%, from $482.7 million at year end 2002 to $553.8 million at year end 2003. Non-interest-bearing deposits increased $16.5 million or 15.7%, while interest-bearing deposits increased $54.6 million or 14.5%.

      Borrowed funds, consisting of Federal Home Loan (FHLB) advances, short-term borrowings, notes payable, and subordinated debentures, totaled $67.3 million at year end 2003 compared to $42.8 million at year end 2002. The increase mainly consisted of FHLB advances that were used to fund loan growth.

      Shareholders’ equity increased $7.7 million or 23.1%, from $33.5 million at year end 2002 to $41.2 million at year end 2003. In June 2003, the Company completed a private placement offering of 280,653 shares of its common stock to individuals who qualified as “accredited investors” under the federal and state securities laws. Residents of Monroe County, Southwest Florida and Homestead/ Florida City purchased shares, along with three members of the Company’s Board of Directors and one executive officer. The private offering raised approximately $4.3 million in capital at a purchase price of $15.64 per share which was priced at 95% of the average closing bid price for the shares during the five consecutive trading days ending on the fifth business day prior to the commencement of the offering. The shares of common stock in this offering were not registered under the Securities Act of 1933 (1933 Act), or any state securities laws pursuant to the private offering exemptions under Section 4(2) of the 1933 Act and other state securities laws. Certain restrictions exist on the common stock which may prohibit the resale or other transfer of the stock unless subsequently registered under the 1933 Act and other applicable state securities law, or pursuant to an exemption from applicable state and federal registration requirements.

      Book value per share increased to $9.31 at December 31, 2003 from $8.30 at December 31, 2002.

Results of Operations

NET INCOME

2003 compared with 2002:

      The Company’s net income of $5.1 million for year end 2003 was a $0.4 million or 7.7% increase compared to $4.7 million for year end 2002. Basic and diluted earnings per share for 2003 were $1.20 and $1.15, respectively, as compared to $1.19 and $1.14 per share in 2002.

      Net income from continuing operations was $5.0 million for year end 2003, compared to $4.6 million for year end 2002, an increase of $0.4 million or 8.0%. As discussed in Note 20 of the accompanying “Notes to Consolidated Financial Statements”, the Company closed the sale of the assets of its wholly owned subsidiary, Keys Insurance Agency, Inc., in the third quarter of 2003.

      Return on average assets was 0.82% and 0.89% for 2003 and 2002, while return on average shareholders’ equity was 13.56% and 15.21% over the same two years.

2002 compared with 2001:

      The Company’s net income of $4.7 million for year end 2002 was a $0.8 million or 21.6% increase compared to $3.9 million for year end 2001. Basic and diluted earnings per share for 2002 were $1.19 and $1.14, respectively, as compared to $0.99 and $0.95 per share in 2001.

      Net income from continuing operations was $4.6 million for year end 2002, compared to $3.9 million for year end 2002, an increase of $0.7 million or 16.9%.

      Return on average assets was 0.89% and 0.82% for 2002 and 2001, while return on average shareholders’ equity was 15.21% and 14.15% over the same two years.

NET INTEREST INCOME

      Net interest income represents the amount by which interest income on interest-earning assets exceeds interest expense incurred on interest-bearing liabilities. Net interest income is the largest component of our income, and is affected by the interest rate environment, and the volume and the composition of interest-earning assets and interest-bearing liabilities. Our interest-earning assets include loans, federal funds sold, interest-bearing deposits in other banks, and investment securities. Our interest-bearing liabilities include deposits, federal funds purchased, notes payable related to Company shares repurchased, subordinated debentures, FHLB advances, and other short-term borrowings.

2003 compared with 2002:

      Net interest income was $24.8 million for the year ended December 31, 2003, compared to $21.0 million for the same period in 2002. The 18.0% increase was mainly attributable to increased lending volume. Partially offsetting this increase was an increase in interest expense on time deposits, our highest cost deposit category as a percentage share of total deposits. The decrease in the average cost of interest-bearing liabilities from 2.57% in 2002 to 2.13% in 2003 overcame the larger volumes to produce a decrease in interest expense from $10.3 million in 2002 to $9.8 million in 2003. Finally, our ability to lower our funding cost in proportion to our lowered yields resulted in essentially stable margins. Our tax equivalent net interest margin increased to 4.43% in 2003 from 4.39% in 2002.

2002 compared with 2001:

      Net interest income was $21.0 million for the year ended December 31, 2002, compared to $17.9 million for the same period in 2001. The 17.1% increase was mainly attributable to increased volumes in the loan portfolio funded primarily from the deposit growth of the Bank. In 2002, the combination of increased loan volumes and lower costs for liabilities more than offset the decrease in asset yields producing a rise in tax equivalent interest margin from 4.22% in 2001 to 4.39% in 2002.

      The following table sets forth information with respect to the average balances, interest income and average yield by major categories of interest-earning assets; the average balances, interest expense and average rate by major categories of interest-bearing liabilities; the average balances of noninterest-earning assets, noninterest-bearing liabilities and shareholders’ equity; and net interest income, interest rate spread, and net interest margin for the years ended December 31, 2003, 2002 and 2001.

AVERAGE BALANCE SHEETS

	2003			2002			2001

	Average	Income/	Yields/	Average	Income/	Yields/	Average	Income/	Yields/
	Balances	Expense	Rates	Balances	Expense	Rates	Balances	Expense	Rates

	(Dollars in thousands)
ASSETS
Interest-earning assets:
Loans(a)(b)	$484,147	$31,669	6.54%	$402,575	$27,803	6.91%	$348,128	$29,112	8.36%
Investment securities — taxable	47,729	2,250	4.71%	51,165	2,861	5.59%	53,819	3,382	6.28%
Investment securities — tax exempt(b)	7,608	499	6.56%	5,458	393	7.21%	5,739	421	7.34%
Investment securities — 96% tax exempt(b)	748	89	11.88%	—	—	—	—	—	—
Interest bearing deposits in other banks	309	3	0.85%	302	5	1.69%	112	3	2.72%
FHLB stock	1,667	59	3.53%	1,465	78	5.32%	1,202	81	6.71%
Federal funds sold	21,106	242	1.14%	20,180	330	1.64%	19,630	895	4.56%

Total interest-earning assets	563,314	34,811	6.18%	481,145	31,470	6.54%	428,630	33,894	7.91%

Non-interest-earning assets:
Cash and due from banks	15,562			13,297			12,284
Investment in ERAS	52			227			885

	2003			2002			2001

	Average	Income/	Yields/	Average	Income/	Yields/	Average	Income/	Yields/
	Balances	Expense	Rates	Balances	Expense	Rates	Balances	Expense	Rates

	(Dollars in thousands)
Premises and equipment, net	19,576			17,429			16,533
Allowances for loan losses	(4,642)			(3,932)			(3,274)
Other assets	27,749			26,330			20,602

Total non-interest-earning assets	58,297			53,351			47,030

Total assets	$621,611			$534,496			$475,660

LIABILITIES & SHAREHOLDERS’ EQUITY
Interest-bearing liabilities:
Interest bearing deposits:
NOW accounts	$59,389	218	0.37%	$50,481	266	0.53%	$42,461	505	1.19%
Money market	125,410	1,103	0.88%	131,384	1,791	1.36%	128,056	4,679	3.65%
Savings deposits	35,475	170	0.48%	29,891	223	0.75%	24,619	443	1.80%
Time deposits	198,162	6,444	3.25%	149,061	6,003	4.03%	143,230	8,298	5.79%

Total interest-bearing deposits	418,436	7,935	1.90%	360,817	8,283	2.30%	338,366	13,925	4.12%
Notes payable	5,250	481	9.16%	5,250	481	9.16%	5,250	694	13.22%
Short-term borrowings and FHLB advances	25,455	314	1.23%	22,855	425	1.86%	6,565	175	2.67%
Subordinated debentures	13,000	1,109	8.53%	13,000	1,140	8.77%	10,109	1,003	9.92%

Total interest-bearing liabilities	462,141	9,839	2.13%	401,922	10,329	2.57%	360,290	15,797	4.38%

Non-interest-bearing liabilities and shareholders’ equity:
Demand deposits	114,344			95,324			81,093
Other liabilities	7,493			6,121			6,748
Shareholders’ equity	37,633			31,129			27,529

Total non-interest-bearing liabilities and shareholders’ equity	159,470			132,574			115,370

Total liabilities and shareholders’ equity	$621,611			$534,496			$475,660

Interest rate spread			4.05%			3.97%			3.53%

Net interest income		$24,972			$21,141			$18,097

Net interest margin(c)			4.43%			4.39%			4.22%

(a)	Average loans include non-performing loans. Interest on loans includes loan fees of $265,792 in 2003, $116,187 in 2002, and $56,343 in 2001.

(b)	Interest income and rates include the effects of a tax equivalent adjustment using a Federal tax rate of 34% in adjusting tax exempt interest on tax exempt investment securities and loans to a fully taxable basis.

(c)	Net interest margin is net interest income divided by average total interest-earning assets.

CHANGES IN NET INTEREST INCOME

      The table below details the components of the changes in net interest income for the last two years. For each major category of interest-earning assets and interest-bearing liabilities, information is provided with respect to changes due to average volumes, changes due to rates, with the changes in both volumes and rates allocated to these two categories based on the proportionate absolute changes in each category.

	2003 Compared to 2002 (a)			2002 Compared to 2001 (a)
	Due to Changes in			Due to Changes in

			Net			Net
	Average	Average	Increase	Average	Average	Increase
INTEREST INCOME	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)

	(In thousands)
Loans(b)	$5,415	$(1,549)	$3,866	$4,167	$(5,476)	$(1,309)
Investment Securities(b)	50	(466)	(416)	(182)	(367)	(549)
Interest-bearing deposits in other banks	—	(2)	(2)	3	(1)	2
Federal Funds sold	15	(103)	(88)	24	(589)	(565)
FHLB stock	10	(29)	(19)	16	(19)	(3)

Total interest income	5,490	(2,149)	3,341	4,028	(6,452)	(2,424)

INTEREST EXPENSE

NOW Accounts	42	(90)	(48)	81	(320)	(239)
Money Market	(78)	(610)	(688)	118	(3,006)	(2,888)
Savings deposits	37	(90)	(53)	80	(300)	(220)
Time deposits	1,743	(1,302)	441	325	(2,620)	(2,295)
Notes payable	—	—	—	—	(213)	(213)
Subordinated debentures	—	(31)	(31)	263	(126)	137
Short-term borrowings and FHLB advances	44	(155)	(111)	317	(67)	250

Total interest expense	1,788	(2,278)	(490)	1,184	(6,652)	(5,468)

Change in net interest income	$3,702	$129	$3,831	$2,844	$200	$3,044

(a)	The change in interest due to both rate and volume has been allocated to the volume and rate components in proportion to the relationship of the dollar amounts of the absolute change in each.

(b)	Interest income includes the effects of a tax equivalent adjustment using a federal tax rate of 34% in adjusting tax exempt interest on tax exempt investment securities and loans to a fully taxable basis.

NON-INTEREST INCOME

      The following table presents the principal components of non-interest income for the years ended December 31:

	2003	2002	2001

	(In thousands)
Merchant bankcard processing income	$4,953	$4,387	$4,010
Gain on sale of government guaranteed loans	117	28	97
Fees on mortgage loans sold	2,201	1,583	1,075
Equity in loss, net of goodwill amortization, from investment in ERAS Joint Venture	—	—	(235)
Dividend income from ERAS Joint Venture	—	33	—
Servicing income	119	126	179
Service charges on deposit accounts	2,452	2,240	2,225
Gain on sale of investment in ERAS Joint Venture	202	211	820
Gain on sale of servicing rights	—	—	255
Investment securities gains, net	289	218	284

	2003	2002	2001

	(In thousands)
Retail investment services	420	206	177
Debit card income	388	350	278
Earnings on bank owned life insurance policies	433	350	312
Other	463	697	521

Total non-interest income	$12,037	$10,429	$9,998

      Over the past three years, we have increased non-interest income from $10.0 million to $12.0 million. Fees on residential loans sold at origination has been growing due to a favorable interest rate environment and increasing staff in new markets. The component of growth due to favorable rates will most likely be eliminated in 2004 as we expect somewhat higher interest rates. However, we intend to increase staffing in the residential mortgage origination process to offset the expected decrease in volume of refinance activity. Merchant bankcard growth should moderate a little in the future since it is a mature product and large percentage growth from this base will be challenging, and is expected to grow at a growth rate similar to that of the organization.

2003 compared to 2002:

      Non-interest income increased $1.6 million in 2003. The increase in merchant bankcard processing income came primarily from additional penetration of our traditional market of the Florida Keys. Fees on mortgage loans sold result from the sale of residential loans (primarily fixed rate loans) to the secondary market. In 2003, we continued to experience increased volumes of residential loans as a result of the low rate environment, and our expansion into Southwest Florida. Retail investment services income also increased in 2003. Debit card income rose despite a reduction in the interchange rate paid to us because of increasing usage of this product. We recognized a gain of $202,000 from the sale of our remaining interest in ERAS Joint Venture.

2002 compared to 2001:

      Non-interest income increased $0.4 million in 2002. The increase in merchant bankcard processing income and retail investment services income is primarily a result of volume increases, and also additional activity as a result of our expansion into Southwest Florida. Fees on mortgage loans sold also increased due to increased volumes. The increase in production can be attributed to historically low interest rates that generated a dramatic surge in refinancings as well as stimulating the purchase market, and the expansion of our sales staff in Southwest Florida. The net gain from the sale of securities will vary based upon the sales and calls of the individual securities in the investment portfolio.

      In 2002, we recognized a gain of $211,000 from the sale of 5.1% of our 10% interest in ERAS Joint Venture. We had recognized a gain of $820,000 from the sale of two thirds of our 30% interest in ERAS Joint Venture in 2001. The sale in 2001 was completed as there was an opportunity to realize some of the appreciation of the value of our investment in ERAS and also decrease the future volatility of earnings. Prior to the sale in December 2001, the 30% interest required us to recognize that percentage of ERAS’s income or loss on our income statement. A net loss of $235,000 from ERAS’s operations was recorded in 2001. At the resulting 10% ownership, the remaining investment in ERAS was accounted for under the cost method in 2002 and thereafter.

      In 2001, we recognized a $255,000 gain on the sale of servicing rights. We securitized some residential loans in the Bank’s portfolio and the servicing rights for this group were sold resulting in the gain. This represents the only time the Bank has sold servicing rights.

NON-INTEREST EXPENSES

      The following table represents the principal components of non-interest expenses for the years ended December 31:

	2003	2002	2001

	(In thousands)
Salary and employee benefits	$12,878	$10,602	$8,874
Net occupancy expense	4,325	3,680	3,256
Merchant bankcard processing expenses and other merchant charges	3,656	3,242	3,043
Accounting, legal, and other professional	845	749	725
Computer services	1,533	1,627	1,517
Postage, courier and armored car	700	590	501
Marketing and community relations	851	865	697
Operating supplies	495	428	495
Directors’ fees	233	199	167
FDIC and state assessments	189	170	161
Amortization of intangibles	292	297	417
Repossessed asset expenses	390	177	57
Operational charge-offs	82	153	136
Other operating expenses	1,100	853	870

Total non-interest expenses	$27,569	$23,632	$20,916

      Over the past three years, non-interest expenses have increased from $20.9 million to $27.6 million. The increases in this category are due primarily to the increases in employees and facilities to support growth in the organization. It is anticipated that this will moderate as a constant level of growth should translate to a smaller percentage of our cost increases in future years.

2003 compared to 2002:

      Non-interest expenses increased $3.9 million in 2003. Approximately $2.3 million of the increase was related to salary and employee benefits. At December 31, 2003, the Bank had 261 full-time employees and 15 part-time employees, compared to 230 full-time employees and 15 part-time employees at December 31, 2002. The increased staffing was attributable to a full year of operations at the City Center branch opened late in 2002 in Southwest Florida, additions to the indirect lending department, additions to manage growth throughout the Company, and additions to assist in security and regulatory compliance. The majority of the increases in the non-interest expense category are the result of costs associated with the growth of our business.

2002 compared to 2001:

      Non-interest expenses increased $2.7 million in 2002. Approximately $1.7 million of the increase was related to salary and employee benefits. Officer and employee salaries and payroll taxes at the Bank increased approximately $840,000 over the prior year due to additional employees and annual merit increases in salaries. At December 31, 2002, the Bank had 230 full-time employees and 15 part-time employees, compared to 220 full time-employees and 15 part-time employees at December 31, 2001. Commission expense at the Bank level also increased approximately $193,000 over the prior year. The amount of commission expense in the residential and investment center departments is related to the income from these activities. Bonuses at the Bank level also increased $432,000 from the prior year. Bonuses in 2001 had been reduced to only $203,000, whereas in 2002 they were $635,000. Net occupancy expense increased $424,000 over the prior year. The majority of the increase is directly attributable to the expansion into the Southwest Florida market in 2001 and 2002. A full year of expenses was included in

2002 for the two branches and residential lending office that opened in 2001. The new Naples branch headquarters facility also opened in the fourth quarter of 2002. Amortization of intangibles decreased $120,000 in 2002, due to the discontinuance of goodwill amortization in 2002.

PROVISION FOR INCOME TAXES

      The provision for income taxes includes federal and state income taxes. The effective income tax rates for the years ended December 31, 2003, 2002, and 2001 were 35.0%, 34.2%, and 34.3%, respectively. The fluctuations in effective tax rates reflect the effect of the differences in deductibility of certain income and expenses.

Loan Portfolio

      Prior to our entrance into the Southwest Florida market in 2001, our primary locations were in the Florida Keys (Monroe County) and south Miami-Dade County. As this region’s primary industry is tourism, commercial loan demand is primarily for resort, hotel, restaurant, marina and related real estate secured property loans. We serve this market by offering long-term, adjustable rate financing to the owners of these types of properties for acquisition and improvements. These loans are often $1 million or larger and may be eligible for government guarantee programs or traditional participation agreements. The government-funded programs such as the Small Business Administration are generally geared toward long-term, adjustable rate financing. As our business expands in Southwest Florida, we believe the loan portfolio will benefit from the resulting geographic diversification which is expected to provide more industry-based diversity to our loan portfolio. As of December 31, 2003, we had approximately $62 million of loans outstanding (excluding indirect auto loans) in Southwest Florida, where we had also generated approximately $55 million in total deposits.

      The cost of living in Monroe County is higher in comparison to other counties in Florida due in large part to the scarce and expensive real estate with various construction restrictions and environmental considerations. Accordingly, collateral values on loans secured by property in this market are greater. We have grown our commercial loan portfolio by aggressively serving this market. The quality of our credit administration along with the stable real estate values has kept loan losses at low levels.

      Loans are expected to produce higher yields than investment securities and other interest-earning assets (assuming that credit losses are not excessive). The absolute volume of loans and the volume as a percentage of total earning assets are important determinants of the net interest margin. Gross loans outstanding increased to $538.6 million at year end 2003 as compared to $441.7 million at year end 2002, an increase of 21.9%. Of this amount, real estate mortgage loans increased 12.3% from $348.8 million to $391.7 million. Commercial real estate mortgage loans accounted for much of this increase, growing from $265.1 million to $297.2 million at the respective year ends. Another loan type that increased significantly in 2003 was indirect auto dealer loans. This portfolio increased from $16.9 million at December 31, 2002 to $59.4 million at December 31, 2003. We originate commercial loans with rates that fluctuate with the prime lending rate and residential loans with rates that fluctuate with the one year treasury index. At December 31, 2003, 73.9% of the total loan portfolio had floating or adjustable rates.

      The following table presents the composition our loan portfolio at December 31:

	2003	2002	2001	2000	1999

	(Dollars in thousands)
Real estate mortgage loans:
Commercial	$297,221	$265,113	$232,759	$170,285	$150,371
Residential	60,104	68,389	68,373	76,980	82,786
Farmland	2,317	443	267	—	—
Construction	32,089	14,893	6,434	7,619	9,182
Commercial and agricultural loans	63,624	49,212	46,927	38,762	32,359
Home equity loans	12,574	17,475	14,707	12,813	9,347
Indirect auto dealer loans	59,437	16,854	—	—	—
Other consumer loans	11,232	9,364	9,637	9,115	6,569

Subtotal	538,598	441,743	379,104	315,574	290,614
Less: deferred loan costs (fees)	1,815	784	(157)	(488)	(733)
Less: allowance for loan losses	(5,216)	(4,272)	(3,675)	(3,268)	(2,997)

Net loans	$535,197	$438,255	$375,272	$311,818	$286,884

      The contractual maturity distribution of our loan portfolio at December 31, 2003 is indicated in the table below. The vast majority of these are amortizing loans.

	Loans Maturing

	Within	1 to 5	After 5
	1 Year	Years	Years	Total

	(Dollars in thousands)
Real estate mortgage loans:
Commercial	$17,364	$28,391	$251,466	$297,221
Residential	10	131	59,963	60,104
Farmland	—	19	2,298	2,317
Construction(a)	13,308	5,009	13,772	32,089
Commercial and agricultural loans	23,542	23,457	16,625	63,624
Home equity loans	926	909	10,739	12,574
Indirect auto dealer loans	58	43,375	16,004	59,437
Other consumer loans	1,180	5,509	4,543	11,232

Total Loans	$56,388	$106,800	$375,410	$538,598

(a)	$9,510 of this amount relates to residential real estate construction loans that have been approved for permanent financing but are still under construction. The remaining amount relates to commercial real estate construction loans, some of which have been approved for permanent financing but are still under construction.

	Loans Maturing

	Within	1 to 5	After 5
	1 Year	Years	Years	Total

	(Dollars in thousands)
Loans with:
Predetermined interest rates	$22,841	$67,863	$49,823	$140,527
Floating or adjustable rates	33,547	38,937	325,587	398,071

Total Loans	$56,388	$106,800	$375,410	$538,598

Allowance and Provision for Loan Losses

      The allowance for loan losses is a valuation allowance for probable incurred credit losses in the loan portfolio. Our formalized process for assessing the adequacy of the allowance for loan losses and the resultant need, if any, for periodic provisions to the allowance charged to income, includes both individual loan analyses and loan pool analyses. Individual loan analyses are periodically performed on loan relationships of a significant size, or when otherwise deemed necessary, and primarily encompass commercial real estate and other commercial loans. The result is that commercial real estate loans and commercial loans are divided into the following risk categories: Pass, Special Mention and Substandard or worse. When appropriate a specific reserve will be established for individual loans. Otherwise, we allocate an allowance for each risk category. The allocations are based on factors including historical loss rate, perceived economic conditions (local, national and global), perceived strength of our management, recent trends in loan loss history, and concentrations of credit.

      Home equity loans, indirect auto dealer loans, residential loans and consumer loans generally are not analyzed individually. These loans are grouped into pools and assigned risk categories based on their current payment status and management’s assessment of risk inherent in the various types of loans. As above, when appropriate, a specific reserve will be established for individual loans. Otherwise, we allocate an allowance for each loan classification. The allocations are based on the same factors mentioned above.

      Since most of the factors that we use in constructing our estimate for the allowance have been relatively stable in recent years, the provisions we have used to fund this allowance have been necessitated primarily by the overall level of loan growth and to replenish the allowance for specific charge-offs. Because we are principally a commercial bank and have a loan to deposit ratio greater than 90%, any estimate that is used as a multiplier on loan balances reflecting our best perception of a particular type of risk has the potential to have significant income effects if these multipliers change.

      Further, since the net result of our calculation for the allowance results in this amount being 0.97% of outstanding loans, the risks associated with changes in the underlying factors of this calculation have an asymmetrical risk to the extent of possible negative as opposed to positive consequences. In other words, the current allowance reflects factors whose history has indicated and justified a relatively low allowance in percentage terms. These factors have limited capacity for improvement since associated risks cannot go to zero. However, for example, factors such as economic conditions and loan loss history could conceivably deteriorate dramatically. If that were to happen, the effect on the allowance calculation would be significant and, therefore, require a large provision to absorb higher potential losses.

      Senior management and the Board of Directors review this calculation and the underlying assumptions on a routine basis not less frequently than quarterly.

      The allowance for loan losses amounted to $5,215,901 and $4,272,499 at December 31, 2003 and December 31, 2002, respectively. Based on an analysis performed by management at December 31, 2003, the allowance for loan losses is considered to be adequate to cover estimated loan losses in the portfolio as of that date. However, management’s judgment is based upon a number of assumptions about future events, which are believed to be reasonable, but which may or may not prove valid. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that significant additional increases in the allowance for loan losses will not be required. In addition, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. Such agencies may require us to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

      The provision for loan losses is a charge to income in the current period to replenish the allowance and maintain it at a level that management has determined to be adequate to absorb estimated losses in the loan portfolio. Our provision for loan losses was $1,586,000, $791,000, and $1,005,000 for the years ended December 31, 2003, 2002, and 2001, respectively.

      Transactions in the allowance for loan losses are summarized for the years ended December 31,

	2003	2002	2001	2000	1999

	(In thousands)
Analysis of allowance for loan losses:
Balance at beginning of year	$4,272	$3,675	$3,268	$2,997	$2,517
Charge-offs:
Real estate mortgage loans:
Commercial	—	211	372	—	30
Residential	—	—	21	—	—
Farmland	—	—	—	—	—
Construction	—	—	—	—	—
Commercial and agricultural loans	183	14	200	27	5
Home equity loans	53	15	—	7	32
Indirect auto dealer loans	371	16	—	—	—
Other consumer loans	61	46	30	27	41

Total charge-offs	668	302	623	61	108

Recoveries:
Real estate mortgage loans:
Commercial	6	84	—	—	—
Residential	—	—	10	—	—
Farmland	—	—	—	—	—
Construction	—	—	—	—	—
Commercial and agricultural loans	1	—	4	—	—
Home equity loans	1	—	—	—	—
Indirect auto dealer loans	9	—	—	—	—
Other consumer loans	9	24	11	—	48

Total recoveries	26	108	25	0	48

Net charge-offs	642	194	598	61	60

Provision for loan losses	1,586	791	1,005	332	540

Allowance for loan losses at end of year	$5,216	$4,272	$3,675	$3,268	$2,997

Ratio of net charge-offs to average net loans outstanding	0.13%	0.05%	0.17%	0.02%	0.02%

      The following table represents management’s best estimate of the allocation of the allowance for loan losses to the various segments of the loan portfolio based on information available as of December 31. Due to the ongoing evaluation and changes in the basis for the allowance for loan losses, actual future charge offs will not necessarily follow the allocations described below.

	2003		2002		2001		2000		1999

		% of		% of		% of		% of		% of
		Loans		Loans		Loans		Loans		Loans
		to		to		to		to		to
	Allowance	total	Allowance	total	Allowance	total	Allowance	total	Allowance	total
	$	Loans	$	Loans	$	Loans	$	Loans	$	Loans

	(In thousands)
Real estate mortgage loans:
Commercial	2,608	55.2	2,656	60.0	2,120	61.4	1,778	54.0	1,700	51.7
Residential	151	11.2	178	15.5	183	18.0	706	24.4	685	28.5
Farmland	20	0.4	4	0.1	—	0.1	—	—	—	—
Construction	217	6.0	87	3.4	26	1.7	43	2.4	—	3.2
Commercial and agricultural loans	901	11.8	740	11.1	917	12.4	414	12.3	366	11.1
Home equity loans	78	2.3	216	4.0	259	3.9	190	4.0	143	3.2
Indirect auto dealer loans	1,095	11.0	169	3.8	—	—	—	—	—	—
Other consumer loans	146	2.1	222	2.1	170	2.5	137	2.9	103	2.3

	5,216	100%	4,272	100%	3,675	100%	3,268	100%	2,997	100%

Non-Performing Assets

      Non-performing assets include nonaccrual loans, accruing loans contractually past due 90 days or more, repossessed personal property, and other real estate. Loans are placed on nonaccrual status when management has concerns relating to the ability to collect the loan principal and interest and generally when such loans are 90 days or more past due. A loan is considered impaired when it is probable that not all principal and interest amounts will be collected according to the loan contract. Non-performing assets were as follows for the periods ending December 31:

	2003	2002	2001	2000	1999

	(In thousands)
Total nonaccrual loans	$390	$546	$1,590	$503	$70
Accruing loans delinquent 90 days or more(b)	—	—	—	2,014	1,993

Total non-performing loans	$390	$546	$1,590	$2,517	$2,063
Repossessed personal property (indirect auto dealer loans)	598	70	—	—	—
Other real estate owned(a)	193	550	550	—	—
Other assets(a)	2,472	2,519	2,290	—	—

Total non-performing assets	$3,653	$3,685	$4,430	$2,517	$2,063

Allowance for loan losses	$5,216	$4,272	$3,675	$3,268	$2,997
Non-performing assets as a percent of total assets	0.55%	0.65%	0.90%	0.57%	0.53%
Non-performing loans as a percent of gross loans	0.07%	0.12%	0.42%	0.80%	0.71%
Allowance for loan losses as a percent of non-performing loans	1,336.33%	783.19%	231.07%	129.84%	145.25%

(a)	The Bank made a $10,000,000 loan to construct a lumber mill in northern Florida. Of this amount, $6,400,000 had been sold by the Bank to other lenders. The loan was partially guaranteed as to principal and interest by the U.S. Department of Agriculture (USDA). In addition to business real estate and equipment, the loan was collateralized by the business owner’s interest in a trust. Under provisions of the trust agreement, beneficiaries cannot receive trust assets until November 2010.

During 2001, upon completion of foreclosure on the underlying collateral, the non-guaranteed portion of this loan and interest accrued through the foreclosure date was reclassified into other real estate ($550,000) and other assets (approximately $1,886,000) based on the fair value of the underlying-collateral. The portion of this loan guaranteed by the USDA was approximately $1.6 million at December 31, 2003 and December 31, 2002, and is accruing interest. Accrued interest on this loan totals approximately $590,000 and $505,000 at December 31, 2003 and December 31, 2002, respectively.

The Bank is pursuing a sale of the property and equipment and has incurred various expenditures. The Bank capitalized the liquidation costs and portion of the protective advances which it expects will be fully reimbursed by the USDA. Other real estate recorded on the Bank’s books totaled $192,464 and $550,000 at December 31, 2003 and December 31, 2002, respectively. The non-guaranteed principal and interest ($1,961,000 at December 31, 2003 and December 31, 2002) and the reimbursable capitalized liquidation costs and protective advance costs totaling approximately $511,000 and $558,000 at December 31, 2003 and December 31, 2002, respectively are included as “other assets” in the financial statements. The Bank sold certain pieces of equipment associated with the lumber mill property. Proceeds from the sales were used to reduce the other real estate amount and liquidation cost amounts recorded on the Bank’s books. In 2003, the Bank wrote down the carrying amount of the other real estate by $262,000 based upon anticipated proceeds from the sale of the property and remaining equipment.

Florida law requires a bank to liquidate or charge off repossessed real property within five years, and repossessed personal property within six months. The Bank was awarded title to the real property on June 12, 2001, and an adjudicated interest in the owner’s trust proceeds. The time constraints imposed by Florida law required that the personal property be disposed of or charged off by December 2001. The Bank applied to the State of Florida for an extension to carry the personal property on the Bank’s books and was granted an extension to carry the personal property on its books until June 11, 2003. Since the property had not been liquidated as of June 11th, the Bank charged-off the non guaranteed principal and interest totaling $1,961,000 at June 30, 2003, for regulatory purposes. Since we believe this amount is ultimately realizable, we did not write off this amount for financial statement purposes under generally accepted accounting principles.

(b)	Non-performing loans excludes the $1.6 million loan discussed above that is guaranteed for both principal and interest by the USDA.

Liquidity and Rate Sensitivity

      Liquidity represents the ability to provide steady sources of funds for loan commitments and investment activities, as well as to provide sufficient funds to cover deposit withdrawals and payments of debt, off-balance sheet obligations and operating obligations. Funds can be obtained from operations by converting assets to cash, by attracting new deposits, by borrowing, by raising capital and other ways.

      Major sources of increases in cash and cash equivalents are as follows for the three years ending December 31:

	2003	2002	2001

Provided (used) by operating activities	$9,573,878	$5,326,190	$(1,610,754)
Used by investing activities	(98,766,711)	(67,199,321)	(52,050,807)
Provided by financing activities	98,803,680	64,672,881	51,365,976

Net increase (decrease) in cash and cash equivalents	$9,610,847	$2,799,750	$(2,295,585)

      As discussed in Note 16 of the Consolidated Financial Statements, the Company had unfunded loan commitments and unfunded letters of credit totaling $74.1 million at December 31, 2003. The Company believes the likelihood of these commitments either needing to be totally funded or funded at the same time is low. However, should significant funding requirements occur, the Company has available borrowing capacity from various sources as discussed below.

      The Bank has an unsecured overnight federal funds purchased accommodation up to a maximum of $7.5 million from its principal correspondent bank. Further, the Bank has invested in FHLB stock for the purpose of establishing credit lines with the FHLB. The credit availability to the Bank is equal to 14% of the Bank’s total assets as reported on the December 31, 2003, financial information submitted to the Bank’s regulators (increased to 20% effective January 2004). The credit availability from the FHLB approximated $93.4 million at December 31, 2003 under which $45 million was outstanding. Borrowings against this line of credit are collateralized by the Bank’s one-to-four family residential mortgage loans.

      Scheduled maturities and paydowns of loans and investment securities are a continued source of liquidity. Also, many adjustable rate residential real estate loans originated are salable in the secondary mortgage market at par or better and therefore provide a secondary source for liquidity.

      At December 31, 2003, our gross loan to deposit ratio was 97.3% compared to a ratio of 91.5% at December 31, 2002. Management monitors and assesses the adequacy of our liquidity position on a monthly basis to ensure that sufficient sources of liquidity are maintained and available.

      Under state banking law, regulatory approval will be required if the total of all dividends declared in any calendar year by the Bank exceeds the Bank’s net profits to date for that year combined with its retained net profits for the preceding two years. Retained earnings of the Bank available for payment of dividends to us without prior regulatory approval at December 31, 2003 is approximately $13.8 million. These dividends represent the Company’s primary source of liquidity on a stand alone basis.

      Closely related to liquidity management is the management of interest-earning assets and interest-bearing liabilities. The Company manages its rate sensitivity position to avoid wide swings in net interest margins and to minimize risk due to changes in interest rates.

      Our interest rate sensitivity position at December 31, 2003 is presented in the table below.

	3 months	4 to 6	7 to 12	1 to 5	Over 5
	or less	Months	Months	Years	Years	Total

	(Dollars in thousands)
Interest-earning assets:
Loans	$228,100	$33,168	$37,074	$168,670	$71,586	$538,598
Investment securities-taxable	5,330	—	—	20,499	17,571	43,400
Investment securities-tax exempt	—	236	314	3,141	5,466	9,157
Federal funds sold	16,484	—	—	—	—	16,484
FHLB stock	2,250	—	—	—	—	2,250
Interest-bearing deposit in other banks	170	—	—	—	—	170

Total interest-bearing assets	252,334	33,404	37,388	192,310	94,623	610,059

Interest-bearing liabilities:
NOW accounts	68,004	—	—	—	—	68,004
Money Market	120,735	—	—	—	—	120,735
Savings Deposits	38,316	—	—	—	—	38,316
Time deposits	25,606	32,754	69,139	77,525	6	205,030
Notes payable	—	—	—	—	5,250	5,250
Subordinated debentures	5,000	—	—	—	8,000	13,000
Other borrowings	49,041	—	—	—	—	49,041

Total interest-bearing liabilities	306,702	32,754	69,139	77,525	13,256	499,376

Interest sensitivity gap	$(54,368)	$650	$(31,751)	$114,785	$81,367	$110,683

Cumulative interest sensitivity gap	(54,368)	(53,718)	(85,469)	29,316	110,683	110,683

Cumulative sensitivity ratio	(8.9)%	(8.8)%	(14.0)%	4.8%	18.1%	18.1%

      We are cumulatively liability sensitive through the one-year time period, and asset sensitive in the over one year timeframes above. Certain liabilities such as NOW and passbook savings accounts, while technically subject to immediate repricing in response to changing market rates, historically do not reprice as quickly nor to the extent as other interest-sensitive accounts. Nevertheless, if market interest rates should decrease, it is anticipated that our net interest margin would decrease due to many interest-bearing liabilities with current rates so low that further reductions could not be significant. Because of non-interest-bearing liabilities, total interest-earning assets are substantially greater than the total interest-bearing liabilities and therefore it is anticipated that over time the effects on net interest income from changes in asset yield will be greater than the change in expense from liability cost. Therefore, if rates increase it is anticipated that the net interest margin would over time increase and this is particularly true over longer time horizons since we have more total assets subject to rate changes than total liabilities that are rate sensitive.

      Even in the near term, we believe the $85 million one year cumulative negative sensitivity gap may exaggerate the probable effects on earnings in a rising rate environment for two reasons. First, the liabilities subject to repricing are predominately not indexed to any specific market rate and therefore offer us the opportunity to delay or diminish any rate repricings. Further, in this current rate environment, the Bank has been originating loans with interest rate floors. The effect of this has been to decrease the volatility of net interest margin and decrease asset sensitivity due to the fact that these loans behave similar to fixed rate loans in periods over a significant range of interest rate changes.

      Interest-earning assets and time deposits are presented based on their contractual terms. It is anticipated that run off in any deposit category will be approximately offset by new deposit generation.

Since we have experienced steady growth in deposits, no net run off in any deposit category is assumed in the interest rate sensitivity table. It is our policy to maintain our cumulative one year gap ratio in the (20)% to +10% range. At December 31, 2003, the Company was within this range with a one year cumulative sensitivity ratio of (14.0)%.

Investment Portfolio

      Contractual maturities of investment securities at December 31, 2003 are shown below. Expected maturities differ from contractual maturities because borrowers may have the right to call or repay obligations without call or prepayment penalties.

									Mortgage
									Backed
									Securities
									&
			After 1 Year		After 5 Years				Marketable
	Within 1 Year		Within 5 Years		Within 10 Years		After 10 Years		Equity
									Securities
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount

	(Dollars in thousands)
Securities Available for Sale:
U.S. Treasury Securities	$—	—	$218	3.60%	$—	—	$—	—	$—
U.S. Gov’t agencies and corporations	—	—	20,281	3.53%	9,755	4.53%	1,083	3.30%	—
States and political subdivisions — tax exempt(a)	—	—	3,691	6.37%	2,411	7.39%	3,055	5.72%	—
States and political subdivisions — taxable	—	—	—	—	500	7.29%	3,000	6.09%	—
Marketable equity securities(a)	—	—	—	—	—	—	—	—	3,395
Mortgage-backed securities	—	—	—	—	—	—	—	—	5,168

Total	$—	—	$24,190	3.95%	$12,666	5.13%	$7,138	5.50%	$8,563

      Yield by classification of investment securities at December 31, 2003 was as follows:

	Yield	Totals

	(Dollars in
	thousands)
Securities Available for Sale:
U.S. Treasury Securities	3.60%	$218
U.S. Gov’t agencies and corporations	3.84%	31,119
States and political subdivisions — tax exempt(a)	6.40%	9,157
States and political subdivisions — taxable	6.24%	3,500
Marketable equity securities(a)	10.60%	3,395
Mortgage-backed securities	5.09%	5,168

Total	4.95%	$52,557

(a)	Weighted average yields on tax exempt obligations and marketable equity securities have been computed by grossing up actual tax exempt income (96% for marketable equity securities) to a fully taxable equivalent basis using a federal tax rate of 34%.

      The following table presents the amortized cost, market value, unrealized gains, and unrealized losses for the major categories of our investment portfolio for each reported period:

	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

	(Dollars in thousands)
Available for Sale — December 31, 2003
U.S. Treasury Securities	$209	$9	$—	$218
U.S. Government agencies and corporations	31,357	425	663	31,119
States and political subdivisions — tax exempt	8,838	378	59	9,157
States and political subdivisions — taxable	3,559	42	101	3,500
Marketable equity securities	3,000	395	—	3,395
Mortgage-backed securities	5,041	128	1	5,168

	$52,004	$1,377	$824	$52,557

Available for Sale — December 31, 2002
U.S. Treasury Securities	$213	$11	$—	$224
U.S. Government agencies and corporations	28,333	884	—	29,217
States and political subdivisions — tax exempt	5,172	382	—	5,554
States and political subdivisions — taxable	4,380	89	9	4,460
Mortgage-backed securities	14,383	430	—	14,813

	$52,481	$1,796	$9	$54,268

Held to Maturity — December 31, 2001
U.S. Treasury Securities	$206	$4	$—	$210
U.S. Government agencies and corporations	16,674	298	—	16,972

	$16,880	$302	$—	$17,182

Available for Sale — December 31, 2001
U.S. Treasury Securities	$3,017	$72	$—	$3,089
U.S. Government agencies and corporations	106	1	—	107
States and political subdivisions — tax exempt	5,743	90	1	5,832
States and political subdivisions — taxable	5,017	49	269	4,797
Corporate bonds	3,173	37	—	3,210
Mortgage-backed securities	18,360	84	5	18,439

	$35,416	$333	$275	$35,474

      In June of 2002, the Company transferred investment securities in the held to maturity category to the available for sale category. The book value at the time of transfer was $18,507,916 and the market value was $18,941,377. Securities in the available for sale category allow for more flexibility in managing the investments for the Bank. Since changes in market value do not affect the regulatory capital ratios of the Bank there is no compelling reason to not have the ability to sell securities when appropriate. Securities maintained in the held to maturity portfolio do limit the volatility of GAAP capital. However, as the Bank has trended toward higher loan-to-deposit ratios (therefore low investments-to-asset ratios) the probable amount of this volatility has become much less significant relative to the size of the Bank.

Deposits

      The following table presents the average amount outstanding and the average rate paid on deposits by us for the years ended December 31, 2003, 2002, and 2001.

	2003		2002		2001

	Average	Average	Average	Average	Average	Average
	Amount	Rate	Amount	Rate	Amount	Rate

	(Dollars in thousands)
Noninterest-bearing deposits	$114,344	—	$95,324	—	$81,093	—
Interest-bearing deposits
NOW Accounts	59,389	0.37%	50,481	0.53%	42,461	1.19%
Money market	125,410	0.88%	131,384	1.36%	128,056	3.65%
Savings deposit	35,475	0.48%	29,891	0.75%	24,619	1.80%
Time deposits	198,162	3.25%	149,061	4.03%	143,230	5.79%

Total	$532,780	1.49%	$456,141	1.82%	$419,459	3.32%

      The following table presents the maturity of our time deposits at December 31, 2003:

	Deposits	Deposits
	$100,000	Less than
	and Greater	$100,000	Total

	(Dollars in thousands)
Months to maturity:
3 or less	$11,978	$12,423	$24,401
4 to 6	14,988	17,936	32,924
7 through 12	32,232	37,388	69,620
Over 12	38,675	39,410	78,085

Total	$97,873	$107,157	$205,030

Off-Balance Sheet Arrangements and Contractual Obligations

      Our off-balance sheet arrangements and contractual obligations at December 31, 2003 are summarized in the table that follows. The amounts shown for commitments to extend credit and letters of credit are contingent obligations, some of which are expected to expire without being drawn upon. As a result, the amounts shown for these items do not necessarily represent future cash requirements. We believe that our current sources of liquidity are more than sufficient to fulfill the obligations we have as of December 31, 2003 pursuant to off-balance sheet arrangements and contractual obligations.

	Amount of Commitment Expiration Per Period

			Over One	Over Three
	Total Amounts	One Year or	Year Through	Years Through	Over Five
	Committed	Less	Three Years	Five Years	Years

	(In thousands)
Commitments to extend credit	$72,602	$38,367	$5,504	$4,978	$23,753
Standby letters of credit	1,543	1,543	—	—	—
Capital lease obligations	—	—	—	—	—
Operating lease obligations	3,338	503	976	899	960
Purchase obligations	9,464	2,338	3,343	3,783	—
Long-term debt	18,250	—	—	—	18,250
Other long-term liabilities reflected on the balance sheet under GAAP	1,523	—	9	20	1,494

Total	$106,720	$42,751	$9,832	$9,680	$44,457

      The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

      The Bank’s exposure to credit loss in the event of nonperformance by the other party to financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of these instruments. The Bank uses the same credit policies in making commitments to extend credit and generally uses the same credit policies for letters of credit as it does for on-balance sheet instruments.

      Commitments to extend credit are legally binding agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since some of these commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. Unused home equity lines which comprise a substantial portion of these commitments, generally expire five years from their date of origination. Other loan commitments generally expire in 30 days. The amount of collateral obtained, if any, by the Bank upon extension of credit is based on management’s credit evaluation of the borrower. Collateral held varies but may include security interests in business assets, mortgages on commercial and residential real estate, deposit accounts with the Bank or other financial institutions, and securities.

      Standby letters of credit are conditional commitments issued by the Bank to assure the performance or financial obligations of a customer to a third party. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. The Bank generally holds collateral and/or obtains personal guarantees supporting these commitments.

      The Bank is obligated under operating leases for office and banking premises which expire in periods varying from one to fourteen years. Future minimum lease payments, before considering renewal options that generally are present, total $3.3 million.

      Purchase obligations consist of computer and item processing services, and debit and ATM card processing and support services contracted by the Company under long term contractual relationships.

      Long term debt consists of subordinated debentures totaling $13 million and notes payable totaling $5.25 million. These are further described in Note 10 of the Consolidated Financial Statements.

      Other long-term liabilities represent obligations under the non-qualified retirement plan for Bank directors. Under the plan, the Company pays each participant, or their beneficiary, the amount of board compensation fees that the director has elected to defer and interest in 120 equal monthly installments, beginning the month following the director’s normal retirement date. The amount presented above reflects the future obligation to be paid, assuming no future fee deferrals. The Bank also has a non-qualified deferred compensation arrangement with certain of its executive officers that is designed to provide supplemental retirement benefits to participants. None of the executive officers are vested in this plan as of December 31, 2003. Therefore, no amount has been included under long-term liabilities above for this plan.

Capital Adequacy

      There are various primary measures of capital adequacy for banks and financial holding companies such as risk based capital guidelines and the leverage capital ratio. See Note 14 to the Consolidated Financial Statements.

      As of December 31, 2003, the Bank exceeded its required levels of capital for a bank categorized by the FDIC as well capitalized under the regulatory framework for prompt corrective action. The Bank’s risk-based capital ratio of Tier 1 capital to risk-weighted assets was 9.6%, its risk-based ratio of total capital to risk-weighted assets was 10.5%, and its leverage ratio was 8.5%.

      As of December 31, 2003, the Company exceeded its required levels of capital for a Company categorized as well capitalized under the regulatory framework for prompt corrective action. The Company’s risk-based capital ratio of Tier 1 capital to risk-weighted assets was 8.8%, its risk-based ratio of total capital to risk-weighted assets was 10.6%, and its leverage ratio was 7.8%.

Inflation

      Inflation has an important impact on the growth of total assets in the banking industry and causes a need to increase equity capital higher than normal levels in order to maintain an appropriate equity to assets ratio. We have been able to maintain an adequate level of equity, as previously mentioned and cope with the effects of inflation by managing our interest rate sensitivity gap position through our asset/liability management program, and by periodically adjusting our pricing of services and banking products to take into consideration current costs.

Recent Accounting Policies

      During 2003, the Company adopted FASB Statement 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” FASB Statement 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities,” FASB Statement 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” FASB Interpretation 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees,” and FASB Interpretation 46, “Consolidation of Variable Interest Entities.” Adoption of these new standards did not materially affect the Company’s operating results or financial condition.

      Statement 149 indicates that commitments to make mortgage loans should be accounted for as derivatives if the loans are to be held for sale, because the commitment represents a written option and accordingly is recorded at the fair value of the option liability.

      Statement 150 requires reporting mandatorily redeemable shares as liabilities, as well as obligations, not in the form of shares, to repurchase shares that may require cash payment and some obligations that may be settled by issuing a variable number of equity shares.

      Statement 132 (revised 2003) requires additional disclosures about the assets, obligations, cash flows of defined benefit pension and postretirement plans, as well as the expense recorded for such plans.

      Interpretation 45 requires recognizing the fair value of guarantees made and information about the maximum potential payments that might be required, as well as the collateral or other recourse obtainable. Interpretation 45 covers guarantees such as standby letters of credit, performance guarantees, and direct or indirect guarantees of the indebtedness of others, but not guarantees of funding.

      Interpretation 46, as revised in December 2003, changes the accounting model for consolidation from one based on consideration of control through voting interests. Whether to consolidate an entity will now also consider whether that entity has sufficient equity at risk to enable it to operate without additional financial support, whether the equity owners in that entity lack the obligation to absorb expected losses or the right to receive residual returns of the entity, or whether voting rights in the entity are not proportional to the equity interest and substantially all the entity’s activities are conducted for an investor with few voting rights.

Critical Accounting Policies

      In reviewing and understanding financial information for the Company, you are encouraged to read and understand the significant accounting policies which are used in preparing the consolidated financial statements of the Company. These policies are described in Note 1 to the Consolidated Financial Statements. Of these policies, management believes that the accounting for the allowance for loan losses is the most critical.

      Losses on loans result from a broad range of causes from borrower specific problems, to industry issues, to the impact of the economic environment. The identification of these factors that lead to default or non-performance under a borrower loan agreement and the estimation of loss in these situations are very subjective. In addition, a dramatic change in the performance of one or a small number of borrowers can have a significant impact on the estimate of losses. As described above under the “Allowance and Provision for Loan Losses” heading, management has implemented a process that has been applied consistently to systematically consider the many variables that impact the estimation of the allowance for loan losses.

BUSINESS

General

      We are a financial holding company whose business is conducted primarily through our wholly-owned subsidiary, TIB Bank. TIB Bank, which was formed in 1974, serves the Southern Florida market, principally Monroe, Collier, Lee, and South Miami-Dade Counties, Florida. TIB Bank is headquartered in Key Largo, Florida. We operate 14 banking offices and 17 ATMs throughout this area. At December 31, 2003, we had approximately $669.3 million in total assets, $553.8 million in total deposits, $538.6 million in total loans and shareholders’ equity of $41.2 million. TIB Bank’s deposits are insured by the Federal Deposit Insurance Corporation, up to applicable limits.

      Through our subsidiaries, we offer a wide range of commercial and retail banking and financial services to businesses and individuals. Our account services include checking, interest-bearing checking, money market, savings, certificates of deposit and individual retirement accounts. We offer all types of commercial loans to include: owner-occupied commercial real estate; acquisition, development and construction; income-producing properties; short-term working capital; inventory and receivable facilities; and equipment loans. We also offer a full complement of consumer loan products to include residential real estate, installment loans, home equity, home equity lines, and indirect auto dealer loans. Our lending focus is predominantly on small to medium-sized business and consumer borrowers. Most importantly, we provide our customers with access to local TIB Bank officers who are empowered to act with flexibility to meet customers’ needs in an effort to foster and develop long-term loan and deposit relationships.

      TIB Bank also engages in the origination and sale of the government guaranteed portion of loans, such as those offered by the Small Business Administration and the U.S. Department of Agriculture’s Rural Development Business and Industry Program. TIB Bank also engages through a wholly owned subsidiary, TIB Investment Center, Inc., in the retail sale of non-deposit investment products, such as variable and fixed rate annuities, mutual funds, equities, and other products.

      We are subject to examination and regulation by the Board of Governors of the Federal Reserve System, the Florida Office of Financial Regulation, and the Federal Deposit Insurance Corporation (FDIC). This regulation is intended for the protection of our depositors, not our shareholders.

      In October 2000, we purchased Keys Insurance Agency of Monroe County, Inc. Keys Insurance Agency, Inc. (the new name subsequent to the purchase) had three offices in the Florida Keys and one office in Naples and brokered a full line of commercial and residential hazard insurance coverage as well as life and health insurance and annuities. In August 2003, we sold the assets of Keys Insurance Agency, Inc., and exited this line of business. In 2004, we also eliminated TIB Government Loan Specialists, Inc. as a subsidiary, but continue to conduct its government-guaranteed loan program through TIB Bank.

Business Strategy

      Our business strategy is to operate as a profitable, diversified financial services company providing a variety of banking and other financial services, with an emphasis on consumer and residential mortgage lending and commercial business loans to small and medium sized businesses. As a result of the consolidation of small and medium sized financial institutions, we believe there is a significant opportunity for a community-focused bank to provide a full range of financial services to small and middle-market commercial and retail customers. We emphasize comprehensive retail and small business products and responsive, decentralized decision-making which reflects our knowledge of our local markets and customers.

      To continue asset growth and profitability, our marketing strategy is targeted to:

•	Provide customers with access to our local executives who make key credit and account decisions;

•	Pursue commercial lending opportunities with small to mid-sized businesses which we believe are underserved by our larger competitors;

•	Continue originating indirect auto dealer loans to enhance margins, effectively utilizing our funding sources;

•	Cross-sell our products and services to our existing customers to leverage our relationships and enhance profitability; and

•	Adhere to safe and sound credit standards to maintain the continued quality of assets as we implement our growth strategy.

Banking services

      Commercial Banking. TIB Bank focuses its commercial loan originations on small and mid-sized business (generally up to $5 million in annual sales) and such loans are usually accompanied by significant related deposits. Commercial underwriting is driven by cash flow analysis supported by collateral analysis and review. Commercial loan products include commercial real estate construction and term loans; working capital loans and lines of credit; demand, term and time loans; and equipment, inventory and accounts receivable financing. TIB Bank offers a range of cash management services and deposit products to its commercial customers. Computerized banking is currently available to TIB Bank’s commercial customers.

      Retail Banking. TIB Bank’s retail banking activities emphasize consumer deposit and checking accounts. An extensive range of these services is offered by TIB Bank to meet the varied needs of its customers from young persons to senior citizens. In addition to traditional products and services, TIB Bank offers contemporary products and services, such as debit cards, mutual funds and annuities, Internet banking and electronic bill payment services. Consumer loan products offered by TIB Bank include home equity lines of credit, second mortgages, new and used auto loans, including indirect loans through auto dealers, new and used boat loans, overdraft protection, and unsecured personal credit lines.

      Mortgage Banking. TIB Bank’s mortgage banking business is structured to provide a source of fee income largely from the process of originating product for sale on the secondary market (primarily fixed rate loans), as well as the origination of primarily adjustable rate loans to be held in TIB Bank’s loan portfolio. Mortgage banking capabilities include conventional and nonconforming mortgage underwriting; and construction and permanent financing.

Lending activities

      Loan Portfolio Composition. At December 31, 2003, TIB Bank’s loan portfolio totaled $538.6 million, representing approximately 80% of our total assets of $669.3 million. For a discussion of our loan portfolio, see “Management’s Discussion of Financial Condition and Results of Operation — Loan Portfolio.”

      The composition of TIB Bank’s loan portfolio at December 31, 2003 and 2002 is indicated below, along with the growth from the prior year.

					% Increase
					(Decrease)
					From
	Total Loans		Total Loans	% of Loans to	December 31,
	December 31,	% of Loans to	December 31,	Total	2002 to
	2003	Total Loans	2002	Loans	2003

	(Dollars in thousands)
Real estate mortgage loans:
Commercial	$297,221	55.2%	$265,113	60.0%	12.1%
Residential	60,104	11.2	68,389	15.5	(12.1)
Farmland	2,317	0.4	443	0.1	423.0
Construction	32,089	6.0	14,893	3.4	115.5
Commercial and agricultural loans	63,624	11.8	49,212	11.1	29.3
Indirect auto dealers loans	59,437	11.0	16,855	3.8	252.6
Other consumer loans	11,232	2.1	9,364	2.1	19.9
Home equity loans	12,574	2.3	17,475	4.0	(28.0)

Total	$538,598	100.0%	$441,744	100.0%	21.9%

      Our non-performing loans as a percentage of gross loans decreased from 0.12% at December 31, 2002 to 0.07% at December 31, 2003.

      Commercial Real Estate Mortgage Loans. At December 31, 2003, TIB Bank’s commercial real estate loan portfolio totaled $297.2 million. The Bank also has $2.3 million in loans outstanding that are secured by farmland. TIB Bank originates mortgage loans secured by commercial real estate. Such loans are primarily secured by hotels, guesthouses, restaurants, retail buildings, and general purpose business space. Although terms may vary, TIB Bank’s commercial mortgages generally are long term in nature, owner-occupied, and variable-rate loans. TIB Bank seeks to reduce the risks associated with commercial mortgage lending by generally lending in its market area and obtaining periodic financial statements and tax returns from borrowers. It is also TIB Bank’s general policy to obtain personal guarantees from the principals of the borrowers and assignments of all leases related to the collateral. In conjunction with above, TIB Bank also engages in the origination and sale of the government guaranteed portions of loans such as those offered by the Small Business Administration and the U.S. Department of Agriculture Rural Development Business and Industry Program. TIB Bank is designated as a preferred lender by the SBA.

      Commercial Loans. At December 31, 2003, TIB Bank’s commercial loan portfolio totaled $63.6 million. TIB Bank originates secured and unsecured loans for business purposes. Loans are made for acquisition, expansion, and working capital purposes and may be secured by real estate, accounts receivable, inventory, equipment or other assets. The financial condition and cash flow of commercial borrowers are closely monitored by the submission of corporate financial statements, personal financial statements and income tax returns. The frequency of submissions of required financial information depends on the size and complexity of the credit and the collateral that secures the loan. It is TIB Bank’s general policy to obtain personal guarantees from the principals of the commercial loan borrowers.

      Construction Loans. At December 31, 2003, TIB Bank’s construction loan portfolio totaled $32.1 million. TIB Bank provides interim real estate acquisition development and construction loans to builders, developers, and persons who will ultimately occupy the building. Real estate development and construction loans to provide interim financing on the property are based on acceptable percentages of the appraised value of the property securing the loan in each case. Real estate development and construction loan funds are disbursed periodically at pre-specified stages of completion. Interest rates on these loans are generally adjustable. TIB Bank carefully monitors these loans with on-site inspections and control of disbursements.

      Development and construction loans are secured by the properties under development or construction and personal guarantees are typically obtained. Further, to assure that reliance is not placed solely in the value of the underlying property, TIB Bank considers the financial condition and reputation of the borrower and any guarantors, the amount of the borrowers equity in the project, independent appraisals, costs estimates and pre-construction sale information.

      Loans to individuals for the construction of their primary or secondary residences are secured by the property under construction. The loan to value ratio of construction loans is based on the lesser of the cost to construct or the appraised value of the completed home. Construction loans have a maturity of 12 months. These construction loans to individuals may be converted to permanent loans upon completion of construction.

      Residential Real Estate Mortgage Loans. At December 31, 2003, TIB Bank’s residential loan portfolio totaled $60.1 million. TIB Bank originates adjustable and fixed-rate residential mortgage loans. Such mortgage loans are generally originated under terms, conditions and documentation acceptable to the secondary mortgage market. TIB Bank will place some of these, primarily adjustable rate, loans into its portfolio, although the substantial majority are sold to investors.

      Indirect Auto Dealer Loans. At December 31, 2003, TIB Bank’s indirect auto dealer loans portfolio totaled $59.4 million. The Bank also buys loans that have been originated by automobile dealerships. This is commonly referred to as indirect lending. We predominately buy loans from auto dealers in southwest Florida and they are for the purchase of new or late model used cars. We serve customers over a broad range of creditworthiness and the required terms and rates are reflective of those risk profiles.

      The balance of outstanding indirect loans grew quickly in 2003 since it was still a relatively new product for us and, therefore, the payoffs and paydowns were not significant. This allowed the majority of the new production to remain as outstanding balances. Since the expected life of these loans is approximately two years, the level of outstanding indirect loans is expected to level off as this program matures. We therefore expect that indirect loans will not exceed 25% of total loans outstanding.

      We anticipate being able to deliver strong results while maintaining credit quality in our indirect lending operations due to a combination of factors including:

•	Business with a limited number of dealers — The dealerships we do business with are characterized by being very sound financially and trade predominately in vehicles which retain market value reasonably well over time. We continually monitor dealers for compliance with our lending guidelines. We endeavor to be one of the main buyers of loans from every dealer we do business with which allows us to have a cooperative relationship with that dealer.

•	Thorough underwriting of applicants — We evaluate credit scores and other pertinent information such as the stability of the applicant’s job, home ownership, and the nature of any credit issues which may give us a better indication of creditworthiness than just the credit score.

•	Effective collections — We get to customers quickly and more often as payment issues arise. We begin contacting the customer once their payment is 10 days past due. After an account is 15 days past due, it is referred to a collection company for resolution including field contacts as necessary.

•	Sale of repossessed automobiles at retail price — We sell most of the repossessed automobiles we acquire on a retail less commission basis instead of wholesale through auctions. We are able to do this because we have an established relationship with a dealer who sells the automobiles for us. This has helped reduce our loss per vehicle.

      Other Consumer Loans and Home Equity Loans. At December 31, 2003, TIB Bank’s consumer loan portfolio totaled $11.2 million, and its home equity portfolio totaled $12.6 million. TIB Bank offers a variety of consumer loans. These loans are typically secured by residential real estate or personal property, including automobiles and boats. Home equity loans (closed-end and lines of credit) are typically made up to 85% of the appraised value of the property securing the loan, in each case, less the amount of any existing liens on the property. Closed-end loans have terms of up to 15 years. Lines of credit have an original maturity of 10 years. The interest rates on closed-end home equity loans are fixed, while interest rates on home equity lines of credit are variable.

Credit administration

      TIB Bank’s lending activities are subject to written policies approved by the board of directors to ensure proper management of credit risk. Loans are subject to a defined credit process that includes credit evaluation of borrowers, risk-rating of credits, establishment of lending limits and application of lending procedures, including the holding of adequate collateral and the maintenance of compensating balances, as well as procedures for on-going identification and management of credit deterioration. Regular portfolio reviews are performed to identify potential underperforming credits, estimate loss exposure, and to ascertain compliance with TIB Bank’s policies. Management review consists of evaluation of the financial strengths of the borrower and the guarantor, the related collateral and the effects of economic conditions.

      TIB Bank generally does not make commercial or consumer loans outside its market area unless the borrower has an established relationship with TIB Bank and conducts its principal business operations within TIB Bank’s market area. Consequently, TIB Bank and its borrowers are affected by the economic conditions prevailing in its market area.

Merchant Bankcard Processing

      The Bank processes credit card transactions for merchants in the Florida Keys. As a vacation destination, merchants in the Florida Keys typically generate a high volume of credit card transactions. The Bank competes for merchant bankcard processing business primarily on the basis of customer service. In the typical merchant bankcard transaction, the Bank pays the merchant the amount of the charge less a negotiated fee which is reflected as merchant bankcard processing income in our financial statements. In order to obtain payment of the charge from the issuing bank or its processor, the Bank must pay interchange fees, which are deducted from the payment and reflected as a part of merchant bankcard processing expenses. As a merchant bankcard processor, the Bank bears the risk of loss if a credit card customer disputes a charge and the Bank cannot recover from the merchant.

Investment and insurance activities

      TIB Bank engages through a wholly owned subsidiary, TIB Investment Center, Inc., in the retail sale of nondeposit investment products such as variable and fixed rate annuities, mutual funds and other products. TIB Bank has entered into an agreement with Raymond James Financial Services, Inc., a third-party provider which audits and provides support services to make sure we comply with all NASD regulations as they pertain to Bank investment programs.

Employees

      As of December 31, 2003, the Bank employed 261 full-time employees and 15 part-time employees. Except for certain officers of the Bank who presently serve as officers of the Company, the Company does not have any employees. The Company and its subsidiaries are not a party to any collective bargaining agreement, and management believes the Company and its subsidiaries enjoy satisfactory relations with its employees.

MANAGEMENT

Executive officers and directors

      Our executive officers and directors are set forth in the following table:

Name	Position

Richard C. Bricker, Jr., CPA	Director
Michael D. Carrigan	Executive Vice President and President of Monroe and Miami-Dade Counties
Armando J. Henriquez, PhD.	Director
Gretchen K. Holland	Director
David P. Johnson	Executive Vice President and Chief Financial Officer
Paul O. Jones, Jr., M.D.	Director
James R. Lawson, III	Chairman of the Board
Edward V. Lett	President, Chief Executive Officer and Director
Thomas J. Longe	Director
John G. Parks, Jr., CPA	Director
Marvin F. Schindler	Director
Otis T. Wallace	Director
Millard J. Younkers, Jr.	Executive Vice President and President of the Southwest Florida Region, and Director
Robert A. Zolten, M.D.	Director

      Richard C. Bricker, Jr., CPA, age 60, is President of Bricker & Associates, LLC, a financial and board consulting firm. He has practiced as a CPA servicing public companies for over 33 years with BDO Seidman, LLP, as the Managing Partner of their Atlanta office, with Bricker & Melton, PA, as managing partner of the firm, and with Ernst & Young, LLP, in their Atlanta office. Mr. Bricker, through his firms, has been a member of the Florida Community Bankers Association, the Georgia Bankers Association, the Georgia Community Bankers Association, and the Alabama Bankers Association. He has been a speaker to financial institution executives and directors on various topics. Mr. Bricker is currently Vice President and Treasurer of the Atlantic Classic Foundation and an advisory Board member of the Georgia Security Council. Mr. Bricker was elected to the Board of Directors of the Company and the Bank in 2003.

      Michael D. Carrigan, age 52, is an Executive Vice President of the Bank and President of Monroe and Miami-Dade Counties. Mr. Carrigan has been employed by the Bank since February of 2004. From 2001 until joining the Bank, he was an Equity Partner and consultant with Bennington Partners, Inc. From 1993 to 2000, he was President, Chief Executive Officer and Director with New Milford Bank & Trust Company/Connecticut, which was acquired by Summit Bank (now Fleet) in the first quarter of 2000. From 1987 to 1993, Mr. Carrigan was Executive Vice President and Senior Lending Officer at UST Bank/Connecticut, a subsidiary of US Trust.

      Armando J. Henriquez, PhD, age 69, has served as Vice President of Client Relations of Fringe Benefits Management Company from September of 1993 until his retirement on May 31, 2002. Dr. Henriquez served as a consultant to the Florida Association of School Superintendents from January of 1993 until joining Fringe Benefits Management Company. Dr. Henriquez served as Superintendent of Schools of Monroe County, Florida, from January 1969 to December 1992. Dr. Henriquez has served on the Bank’s Board since 1993 and the Company’s Board since its inception in 1996.

      Gretchen K. Holland, age 62, is the co-owner and President of Coral Reef Title Company. She currently is a board member of the Florida Keys Electric Co-operative and serves as Chairman of the Finance Committee. Ms. Holland is a Charter member and current board member and Past Secretary of the Rotary Club of Key Largo, and a member of the Florida Keys Board of Realtors and Business &

Professional Women. She also serves as the Past President of the Key Largo Chamber of Commerce. She has lived and worked in the Keys for the past 28 years. Ms. Holland was elected to the Board of Directors of the Company and the Bank in 1998.

      David P. Johnson, age 48, is Executive Vice President and Chief Financial Officer of the Bank since March 2002. From July 1999 to March 2002, he was Senior Vice President and Chief Financial Officer. From 1996 through July 1999, Mr. Johnson was Vice President, Controller and Investment Officer of the Bank. Prior to January 1996, Mr. Johnson served as Assistant Vice President, Controller and Investment Officer of the Bank.

      Paul O. Jones, Jr., M.D., age 42, has practiced family medicine in Naples, Collier County for 14 years. He practices at, and is immediate past president and board member of, Anchor Health Centers, Inc. He has active staff privileges in the NCH Healthcare System. His numerous community activities include Rotary, the Neighborhood Health Clinic and a volunteer physician for the FedEx Gators. Dr. Jones was elected to the Board of Directors of the Company and the Bank in 2003.

      James R. Lawson, III, age 69, is now retired. He was the owner of the Key Largo Shopper, a grocery store in Key Largo, prior to its sale in 1992. Mr. Lawson has served on the Bank’s Board since 1979 and the Company’s Board since its inception in 1996.

      Edward V. Lett, age 58, has been the President and Chief Executive Officer of the Bank since January 6, 1996, and has served as a director of the Bank since 1992 and of the Company since its inception in 1996. Prior to becoming President, Mr. Lett served as Executive Vice President and Chief Operating Officer of the Bank since joining the Bank in November 1991. Prior to joining the Bank, Mr. Lett had served as Executive Vice President and Chief Operating Officer of American National Bank of Florida. Mr. Lett has been the President and Chief Executive Officer of the Company since its inception.

      Thomas J. Longe, age 41, is President and Chief Operating Officer of the Trianon Companies, Naples, Florida. Trianon develops, owns and manages hotel and commercial properties for its own portfolio as well as residential properties for resale. The majority of these properties are in Southwest Florida. Mr. Longe is also a partner in The Longe Company, an economic/management consulting and private investment company. Mr. Longe was elected to the Board of Directors of the Company and the Bank in 2001.

      John G. Parks, Jr., CPA, age 62, is President of John G. Parks, Jr., CPA, P.A. and a partner of Oropeza & Parks Certified Public Accountants. He has been practicing as a CPA in the Florida Keys for over 32 years. Mr. Parks is Past-President of the Greater Key West Chamber of Commerce, the Rotary Club of Key West, Florida Keys Chapter of the Florida Institute of CPAs and Past-Chairman of the Board of Trustees of the Florida Keys Community College. He serves as Vice Chairman of the Monroe County Housing Finance Authority. Mr. Parks was elected to the Board of Directors of the Company and the Bank in 2002.

      Marvin F. Schindler, age 61, retired from the United States Army in 1982. He was the President and owner of Florida Keys Truss, Inc. from 1985 until his retirement in 2002. Mr. Schindler and his family have resided in Marathon for the past 22 years. During that time, Mr. Schindler has served as the President of the Marathon Chamber of Commerce, The Florida Keys Contractors Association, the Stanley Switlik PTA, the Marathon Youth Club, and the Stirrup Key Homeowners Association. He currently serves on the Fishermen’s Hospital Board of Trustees and has served on that board for nine years. He currently remains the President of the Stirrup Key Homeowners Association. Mr. Schindler was elected to the Board of Directors of the Company and the Bank in 1997.

      Otis T. Wallace, age 52, has been mayor of Florida City since 1984. He is also an attorney admitted to the Florida Bar in 1978. Mr. Wallace is Chairman of the Florida City Foundation and also serves on the Board of Directors of the Florida National Parks and Monuments Association, Inc., the Miami-Dade Criminal Justice Council and the Homestead Area Indigent Care Foundation, Inc. Mr. Wallace was elected to the Board of Directors of the Company and the Bank in 2002.

      Millard J. Younkers, Jr., age 60, is an Executive Vice President of the Bank and President of the Southwest Florida Region. Mr. Younkers has been employed by the Bank since September of 1996. From 1993 until joining the Bank, he was an officer of Northern Trust Bank of Florida, Naples, Florida. Prior to 1993, Mr. Younkers served as Executive Vice President of the First National Bank of Toms River, N.J. Mr. Younkers was elected to the Board of Directors of the Company and the Bank in 2000.

      Robert A. Zolten, M.D., age 65, has practiced Internal Medicine and Gastroenterology in Miami-Dade County for 30 years. He has lived and practiced in Homestead since 1989. He was Chief of Staff at Homestead Hospital and a member of the Hospital Medical Executive Committee from 1989 to 2002. Dr. Zolten is immediate past President of the Seminole Theatre Group, which is rebuilding the Seminole Theatre in Historic Downtown Homestead. He is a member of the Board of the American Cancer Society, South Dade Unit. Dr. Zolten was elected to the Board of Directors of the Company and the Bank in 2002.

BENEFICIAL OWNERSHIP OF MANAGEMENT

AND PRINCIPAL SHAREHOLDERS

       The following table presents information regarding beneficial ownership of our common stock as of December 31, 2003 by:

•	Each person known by us to own more than 5% of our voting common stock;

•	Each of our directors;

•	Each of our executive officers; and

•	All of our executive officers and directors as a group.

	Beneficial Ownership(1)

	Number of	Percentage
Name	Shares	Ownership(2)

5% Shareholders
W. Kenneth Meeks(3)	383,033	8.2%
P.O. Box 209
Islamorada, FL 33036
Joseph H. Roth, Jr.(4)	246,678	5.3%
87851 Old Highway
Islamorada, FL 33036
Directors and Executive Officers
Richard C. Bricker, Jr., CPA(5)	100	*	%
Armando J. Henriquez, PhD.(6)	47,292	1.0%
Gretchen K. Holland(7)	21,763	*	%
David P. Johnson(8)	42,895	*	%
Paul O. Jones, Jr., M.D.(9)	5,000	*	%
James R. Lawson, III(10)	99,842	2.1%
Edward V. Lett(11)	106,393	2.3%
Thomas J. Longe(12)	18,615	*	%
John G. Parks, Jr., CPA(13)	5,000	*	%
Marvin F. Schindler(14)	15,786	*	%
Otis T. Wallace(15)	10,584	*	%
Millard J. Younkers, Jr.(16)	32,385	*	%
Robert A. Zolten, M.D. (17)	5,520	*	%
All directors and executive officers as a group (13 persons)(18)	411,175	8.8%

*	Percent share ownership is less than 1% of total shares outstanding.

(1)	Except as otherwise indicated, the persons named in the above table have sole voting and investment power with respect to all shares shown as beneficially owned by them. Information relating to beneficial ownership of the shares is based upon “beneficial ownership” concepts set forth in the rules promulgated under the Securities and Exchange Act of 1934, as amended. Under such rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power” with respect to such security. A person may be deemed to be the “beneficial owner” of a security if that person also has the right to acquire beneficial ownership of such security within 60 days. Under the “beneficial ownership” rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may disclaim any beneficial interest. The information as to beneficial ownership has been furnished by the respective persons listed in the above table.

(2)	Based on 4,431,328 shares outstanding as of December 31, 2003 plus 240,905 shares not outstanding but which are subject to granted but unexercised options providing the holders thereof the right to acquire shares within 60 days through the exercise of said options.

(3)	Includes (a) 86,954 shares as to which Mr. Meeks shares beneficial ownership with his spouse and (b) 16,039 shares held of record by Mr. Meeks’ spouse.

(4)	Includes (a) 1,000 shares held of record by Mr. Roth’s spouse, (b)15,000 shares as to which Mr. Roth shares beneficial ownership with his spouse, and (c) 5,786 shares representing unexercised options.

(5)	Held by his company’s 401(k) plan.

(6)	Includes (a) 33,006 shares as to which Dr. Henriquez shares beneficial ownership with his spouse, and (b) 5,786 shares representing unexercised options.

(7)	Includes 10,786 shares representing unexercised options.

(8)	Includes (a) 7,000 shares representing unexercised options and (b) 3,241 fully vested shares in his individual ESOP account.

(9)	Includes 5,000 shares representing unexercised options.

(10)	Includes (a) 51,114 shares held of record by Mr. Lawson’s spouse, and (b) 18,786 shares representing unexercised options.

(11)	Includes (a) 54,500 shares to which Mr. Lett shares beneficial ownership with his spouse, (b) 75 shares held jointly with Sally D. Howard, (c) 7,918 shares fully vested in his individual ESOP account, and (d) 43,900 shares representing unexercised options.

(12)	Includes (a) 1,000 shares in the Patrick J. Longe Revocable Trust, (b) 6,115 shares in the Patrick J. Longe Roth IRA, and (c) 5,000 shares representing unexercised options.

(13)	Includes 5,000 shares as to which Mr. Parks shares beneficial ownership with his spouse.

(14)	Includes 10,786 shares representing unexercised options.

(15)	Includes (a) 7,084 shares as to which Mr. Wallace shares beneficial ownership with his spouse and (b) 3,000 shares representing unexercised options.

(16)	Includes (a) 1,007 shares to which Mr. Younkers shares beneficial ownership with his spouse, (b) 2,578 fully vested shares in his individual ESOP account, and (c) 28,800 shares representing unexercised options.

(17)	Includes (a) 520 shares as to which Dr. Zolten shares beneficial ownership with his spouse, and (b) 5,000 shares representing unexercised options.

(18)	Excludes Mr. Carrigan, who joined the Company in February 2004, and who owned 2,500 shares at December 31, 2003.

DESCRIPTION OF SECURITIES

Common stock

      We have 7,500,000 shares of authorized common stock, par value $0.10 per share. If the amendment to our articles of incorporation is approved by our shareholders at our May 25, 2004 Annual Meeting of Shareholders, then we will be authorized to issue up to 20 million shares of common stock. At December 31, 2003, we had 400 registered shareholders of record and 4,431,328 shares of common stock outstanding. The outstanding shares of common stock are fully paid and nonassessable. The shares of common stock offered in this offering will, upon their purchase, be fully paid and nonassessable. The holders of our common stock have one vote per share in all proceedings in which action shall be taken by our shareholders. Our shares are quoted on The Nasdaq National Market under the symbol “TIBB.”

Preferred stock

      At our May 25, 2004 Annual Meeting of Shareholders, our shareholders will consider approval of an amendment to our articles of incorporation to authorize us to issue up to 5 million shares of preferred stock. If approved, our Board of Directors would have the authority, without approval of our shareholders, from time to time to authorize the issuance of preferred stock in one or more series for such consideration and, within certain limits, with such relative rights, preferences and limitations as our Board of Directors may determine. The relative rights, preferences and limitations that our Board of Directors has the authority to determine as to any such series of preferred stock include, among other things, dividend rights, voting rights, conversion rights, redemption rights, and liquidation preferences. Because our Board of Directors has the power to establish the relative rights, preferences and limitations of each series of preferred stock, it may afford to the holders of any such series, preferences and rights senior to the rights of the holders of the shares of common stock. Although our Board of Directors has no intention at the present time of doing so, it could cause the issuance of preferred stock that could discourage an acquisition attempt or other transactions that some, or a majority of, the shareholders might believe to be in their best interests or in which the shareholders might receive a premium for their shares of common stock over the market price of such shares.

Trust preferred securities

      We have participated in separate pooled offerings of trust preferred securities through the formation of separate wholly-owned statutory trust subsidiaries which issued the trust preferred securities. The trusts used the proceeds from the issuance of the trust preferred securities to acquire junior subordinated notes from us. The trust preferred securities essentially mirror the debt securities, carrying a cumulative preferred dividend. One of our trust subsidiaries issued $8,000,000 of trust preferred securities on September 7, 2000, which carry a cumulative preferred dividend at a fixed rate equal to the 10.6% interest rate on the debt securities. The trust preferred securities and debt securities are callable by us or the trust, at their respective option after ten years, and at varying premiums and sooner in specific events, subject to prior approval by the Federal Reserve Board, if then required. On July 31, 2001, a second trust formed by us participated at an amount of $5,000,000 in a pooled offering of trust preferred securities, carrying a cumulative preferred dividend at a variable rate equal to the interest rate on the debt securities (three month LIBOR plus 358 basis points). The initial rate in effect at the time of issuance was 7.29% and is subject to change quarterly. The rate in effect at December 31, 2003 was 4.74%. The trust preferred securities and the debt securities are callable by us or the trust, at their respective option after five years, at varying premiums and sooner in specific events, subject to prior approval by the Federal Reserve Board, if then required. We have treated the trust preferred securities as Tier 1 capital up to the maximum amount allowed, and the remainder as Tier 2 capital for federal regulatory purposes. We have fully and unconditionally guaranteed the trusts’ obligations under their respective trust preferred securities, to the extent that the trusts have proceeds available to pay such amounts.

Rights to dividends

      So long as we are not in default and have not deferred our obligation to make payments of interest in connection with the Trust Preferred Securities, the holders of our common stock will be entitled to dividends when, as, and if declared by our Board of Directors out of funds legally available for dividends. Under Florida law, dividends may be legally declared or paid only if, after their payment, we can pay our debts as they come due in the usual course of business, and then only if our total assets equal or exceed the sum of our liabilities plus the amount that would be needed to satisfy the preferential rights upon dissolution of any holders of preferred stock then outstanding whose preferential rights are superior to those receiving the distribution.

Rights upon liquidation

      In the event of our voluntary or involuntary liquidation or dissolution, or the winding-up of our affairs, our assets will be applied first to the payment, satisfaction and discharge of our existing debts and obligations, including the necessary expenses of dissolution or liquidation, and then pro rata to the holders of our common stock. We have guaranteed the payment of distributions to holders of the Trust Preferred Securities. Therefore, our debts and obligations to be satisfied upon our liquidation or winding-up will include, to the extent the trusts are unable to do so, any amounts owed to the holders of the Trust Preferred Securities, and we will be required to make these payments out of our assets before we can make any payments to the holders of our common stock.

General voting requirements

      The affirmative vote of the holders of a majority of the shares of common stock entitled to vote is required to approve any action for which stockholder approval is required.

Anti-takeover measures

      Generally, our Articles and Bylaws contain certain provisions designed to enhance the ability of the Board of Directors to deal with attempts to acquire control of the Company. These provisions may be deemed to have an anti-takeover effect and may discourage takeover attempts that have not been approved by the Board of Directors (including takeovers that certain shareholders may deem to be in their best interest). These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even though such transaction may be favorable to the interests of shareholders, and could potentially adversely affect the market price.

      The following discussion briefly summarizes protective provisions contained in the Articles and Bylaws. This summary is necessarily general and is not intended to be a complete description of all the features and consequences of those provisions, and is qualified in its entirety by reference to the Articles and Bylaws.

      Staggered Board Terms. The Articles provide that the Board of Directors be divided into three classes of directors, one class to be elected each year for a term of three years, with each director to hold office until its successor is duly elected and qualified. Directors elected to succeed directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of shareholders after their election, with each director to hold office until such person’s successor is duly elected and qualified. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of the board. Accordingly, these provisions may discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of the Company.

      Call of Shareholder Meetings. A special meeting of our shareholders, for any purpose, only may be called by the Chairman of the Board, by the President, by a majority of the directors, or by holders of shares entitled to cast not less than 67% of the votes at the meeting. At the annual meeting on May 25, 2004, shareholders will consider approval of an amendment reducing the 67% requirement to 50% of the outstanding shares. Accordingly, the holders of at least a majority of shares is required to force shareholder consideration of a proposal unless the meeting were called by the Chairman, the President, or a majority of the directors.

      Director Limited Liability Provision. The Articles provide that, a director shall not be personally liable to the Company or our shareholders for monetary damages for breach of duty of care or other duty as a director, except for liability: (i) for any appropriation, in violation of his or her duties, of any business opportunity of the Company; (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law; (iii) for the types of liability set forth in certain provisions of Florida law; or (iv) for any transaction from which the director derives an improper personal benefit.

      Shareholder Action by Meeting Only. The Articles also provide that any action that requires approval of the shareholders may be taken only at an annual or special meeting of shareholders, and not by means of written consent (which otherwise would allow the holders of a majority of the outstanding shares to sign a document, in lieu of a meeting, to approve such action).

      Supermajority Vote to Amend Articles. The Articles provide that the foregoing provisions may only be amended by the holders of at least 67% of the outstanding shares of stock eligible to vote at the meeting, unless the amendment has been approved by at least 67% of the directors then in office, in which case the affirmative vote of the holders of a majority of the outstanding shares entitled to vote is required to approve the amendment.

      Notice of Shareholder Business and Nominations. Our bylaws provide that nominations for the election of directors and proposals of business to be considered at a meeting of shareholders must be given within certain time periods prior to the scheduled annual meeting of shareholders and that certain information be provided with respect to such shareholder nominees and proposals. The advance notice requirement, by regulating shareholder nominations and the introduction of business at any meeting of shareholders, affords the Board of Directors the opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board, inform shareholders about the merits of such proposals and qualifications. Although this does not give the Board of Directors any power to approve or disapprove of shareholder nominations for election of directors, it may have the effect of precluding a contest for the election of directors if the procedures established by it are not followed and may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors, without regard to whether this might be harmful or beneficial to the Company and its shareholders.

      Other Provisions. At our May 25, 2004 annual meeting, our shareholders will consider amendments to our articles of incorporation to remove certain provisions from the articles recommended by our Board of Directors which consist of: (i) indemnification of directors, officers and employees, (ii) a provision limiting the liability of directors under certain circumstances, and (iii) a “savings clause” (which provides that if any provision of the articles is invalid, the remaining provisions of the articles are still enforceable to the extent permitted by law). The reason the indemnification and the limitation on director liability provisions are being eliminated is because such matters are dictated by Florida law, which contains provisions substantially similar to those contained in the existing articles. The “savings clause” is recommended for removal because it essentially reflects Florida law (i.e., only valid provisions are enforceable) and is not required to be contained in our articles of incorporation.

Business combinations

      Unless an exemption is available, the Florida Business Corporation Act prohibits certain “business combinations” (including any merger or similar transaction subject to a statutory stockholder vote and additional transactions involving transfers of assets or securities in specific amounts) between a Florida corporation and certain “interested shareholders” for a period of five years after the most recent date on which that stockholder became an interested stockholder. For purposes of this prohibition, an “interested stockholder” is: (i) any person who, after the date on which the corporation has 100 or more beneficial owners of its stock, beneficially owns 10% or more of the voting power of the corporation’s shares; and

(ii) any affiliate of the corporation who, at any time within the two-year period prior to the date in question and after the date on which the corporation has 100 or more beneficial owners of its stock, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation, or an affiliate thereof. After that five-year period, any such business combination must be recommended by the Board of Directors of the corporation and approved by the affirmative vote of at least: (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation; and (ii) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the interested stockholder with whom the business combination is to be effected, unless the corporation’s shareholders receive a minimum price (as described in the Florida Business Corporation Act) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.

      These provisions of Florida law do not apply, however, to business combinations that are approved or exempted by the Board of Directors prior to the time that the stockholder becomes an interested stockholder, or if our Articles are amended to specifically provide that we are not subject to the foregoing requirements. Under the Florida Business Corporation Act, such an amendment must be approved by an affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and two-thirds of the votes entitled to be cast by holders of outstanding shares of voting stock who are not interested shareholders.

Control share acquisitions

      The Florida Business Corporation Act provides that “control shares” of a Florida corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the shares entitled to be voted on the matter, excluding shares of stock owned by the acquirer or by officers or directors who are employees of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

      A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and delivery of an “acquiring person statement”), may compel the corporation’s Board of Directors to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any shareholders’ meeting.

      Unless the charter or bylaws provide otherwise, if voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement within 10 days following a control share acquisition then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. Moreover, unless the charter or bylaws provide otherwise, if voting rights for control shares are approved at a shareholders’ meeting and the acquirer becomes entitled to exercise or direct the exercise of a majority or more of all voting power, other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

Stock options

      At December 31, 2003, we had 477,505 options outstanding which are exercisable for common stock at a weighted average exercise price of $11.66 per share. These options are held by directors and employees and were issued under our 1994 incentive stock option plan and nonstatutory stock option plan, which expired in March 2004.

Equity Incentive Plan

      At our May 25, 2004 annual meeting, our shareholders will consider approval of an equity incentive plan, which was approved by our Board of Directors on February 24, 2004. The plan will allow us to continue to provide equity compensation to our employees and directors. The plan authorizes the issuance of incentive and nonstatutory stock options, stock appreciation rights, restricted stock and performance unit awards. The maximum number of shares that may be issued with respect to awards under the plan is 400,000 shares, of which 340,000 shares will be allocated to employees and 60,000 shares will be allocated to directors. No more than 133,000 of the shares may be issued pursuant to awards granted in the form of restricted shares.

Transfer agent

      The transfer agent for our common stock is American Stock Transfer & Trust Company.

UNDERWRITING

       Subject to the terms and conditions of an underwriting agreement dated                     , 2004, Advest, Inc. has agreed to purchase, and we have agreed to sell to it, the number of shares of common stock set forth opposite its name below:

Name	Number of shares

Advest, Inc.
Total

      The underwriting agreement provides that the obligations of Advest are subject to various conditions, including approval of certain legal matters by its counsel. The nature of the Advest’s obligation is that it is committed to purchase and pay for all shares of common stock offered by this prospectus, other than those shares covered by the over-allotment option described below, if any of the shares are not purchased.

      The following table shows the per share and total underwriting discounts and commissions we will pay to Advest. These amounts are shown assuming both no exercise and full exercise of Advest’s over-allotment option to purchase additional shares of common stock.

	Without	With
	over-allotment exercise	over-allotment exercise

Per Share	$	$
Total	$	$

      We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $          .

      Advest proposes to offer the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and to selected securities dealers at the same price less a concession not in excess of $           per share. Advest may allow, and the selected dealers may re-allow, a concession not in excess of $           per share to selected brokers and dealers. After this offering, Advest may change the price to the public, concession, allowance and re-allowance.

      We have granted to Advest an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to an aggregate of 150,000 additional shares of common stock at the public offering price, less underwriting discounts and commissions, listed on the cover page of this prospectus solely to cover over-allotments, if any.

      The offering of the shares of common stock is made for delivery when, as and if accepted by Advest subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. Advest reserves the right to reject any order for the purchase of shares in whole or in part.

      We have agreed to indemnify Advest against liabilities, including liabilities under the Securities Act, and to contribute to payments Advest may be required to make with respect to these liabilities.

      Our directors and executive officers and certain of our significant shareholders have agreed not to offer, pledge, sell, contract to sell, or otherwise transfer or dispose of, directly or indirectly, any shares of our capital stock or any of our other equity securities for a period of 180 days after the date of this prospectus without the prior written consent of Advest.

      We have also agreed that we will not, without the prior written consent of Advest, offer or sell any shares of common stock, options or warrants to acquire shares of our common stock or securities exchangeable for or convertible into shares of common stock during the 180-day period following the date of this prospectus. This restriction does not apply to the sale to Advest of the shares of common stock under the underwriting agreement or to transactions by any person other than the Company relating to shares of common stock or other securities acquired in open market transactions. In addition, we may issue shares upon the exercise of options granted prior to the date of this prospectus, and we may grant additional options under our stock option plans, provided that, without the prior written consent of Advest, the additional options shall not be exercisable during the 180-day period.

      In the course of its business, Advest provides brokerage and other services to us and our affiliates, including the execution of securities transactions and the making of margin loans.

      Advest may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the common stock at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions, or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits Advest to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise. Stabilizing, if commenced, may be discontinued at any time.

CHANGE OF ACCOUNTANTS

       On June 10, 2003, the Company dismissed BDO Seidman, LLP as its accountants and retained the accounting firm of Crowe Chizek and Company LLC. BDO Seidman, LLP’s report on the financial statements for the Company for 2002 and 2001 did not contain an adverse opinion or disclaimer of opinion nor was such report qualified or modified as to audit scope or accounting principle. During such calendar years and the subsequent interim period preceding the change in its accountants, there were no disagreements with the former accountants on any matter of accounting principle or practices, financial statement disclosure or auditing scope or procedure, which disagreement or disagreements, if not resolved to the satisfaction of the former accountants, would have caused them to make a reference to the subject matter of the disagreement in connection with their report. The decision to dismiss BDO Seidman, LLP was recommended and approved by the Board of Directors of the Company.

LEGAL MATTERS

       The validity of the issuance of the shares of our common stock offered in this offering will be passed upon for us by the law firm of Smith Mackinnon, PA, Orlando, Florida. Certain legal matters in connection with this offering will be passed upon for Advest, Inc. by the law firm of Malizia Spidi & Fisch, PC, Washington, D.C.

EXPERTS

       The consolidated financial statements and schedules of the Company and its subsidiaries as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been audited by Crowe Chizek and Company LLC, independent auditors, as stated in their report, which is included herein, and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU MAY FIND ADDITIONAL INFORMATION

       We are subject to the information requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), which means we are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

      We filed a registration statement on Form S-3 to register with the SEC the shares of common stock to be issued in this offering. This prospectus is part of that registration statement. As allowed by the SEC’s rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. The SEC allows us to “incorporate by reference” into this prospectus the information we have filed with the SEC. The information incorporated by reference is an important part of this prospectus, and the information that we file subsequently with the SEC will automatically update this prospectus. Absent unusual circumstances, we will have no obligation to amend this prospectus, other than filing subsequent information with the SEC. The historical and future information that is incorporated by reference in this prospectus is considered to be part of this prospectus and can be obtained at the locations described above. The information included elsewhere in this prospectus and the following information incorporated by reference is considered to be part of this prospectus:

•	Our Annual Report on Form 10-K for the year ended December 31, 2003;

      We also incorporate by reference any filings we make with the SEC under (i) Sections 13(a) of the Exchange Act after December 31, 2003, and (ii) Sections 13(a), 13(c) or 14 of the Exchange Act since the date of this prospectus and before the time that all of the securities offered by this prospectus are sold.

      We will provide you a copy of any information that we incorporate by reference into the registration statement or this prospectus, at no cost, by writing or telephoning us. Please send your request to:

TIB Financial Corp.

Attn: Edward V. Lett
President and Chief Executive Officer
599 9th Street North
Naples, FL 34102
(239) 263-3344

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders

TIB Financial Corp.
Key Largo, Florida

      We have audited the accompanying balance sheets of TIB Financial Corp. as of December 31, 2003 and 2002, and the related statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TIB Financial Corp. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Crowe Chizek and Company LLC

Fort Lauderdale, Florida

February 13, 2004

TIB Financial Corp. and Subsidiaries

Consolidated Balance Sheets

	December 31,

	2003	2002

Assets
Cash and due from banks	$17,196,506	$18,397,659
Federal funds sold	16,484,000	5,672,000

Cash and cash equivalents	33,680,506	24,069,659
Investment securities available for sale	52,556,567	54,267,830
Loans, net of deferred loan costs and fees	540,412,620	442,527,934
Less: Allowance for loan losses	5,215,901	4,272,499

Loans, net	535,196,719	438,255,435
Premises and equipment, net	21,073,176	19,457,150
Goodwill	155,232	2,234,024
Intangible assets, net	1,687,062	1,978,918
Accrued interest receivable and other assets	24,948,486	26,885,630

Total Assets	$669,297,748	$567,148,646

Liabilities and Shareholders’ Equity
Liabilities
Deposits:
Noninterest-bearing demand	$121,727,734	$105,199,483
Interest-bearing demand and money market	188,739,113	186,426,703
Savings	38,315,995	31,440,801
Time deposits of $100,000 or more	97,873,410	73,509,232
Other time deposits	107,156,681	86,107,232

Total deposits	553,812,933	482,683,451
Federal Home Loan Bank (FHLB) advances	45,000,000	20,000,000
Short-term borrowings	4,041,399	4,578,959
Notes payable	5,250,000	5,250,000
Subordinated debentures	13,000,000	13,000,000
Accrued interest payable and other liabilities	6,947,570	8,130,159

Total liabilities	628,051,902	533,642,569

Shareholders’ equity
Common stock — $.10 par value: 7,500,000 shares authorized, 4,431,328 and 4,035,625 shares issued	443,133	403,563
Additional paid in capital	14,254,731	8,965,816
Retained earnings	26,202,982	23,021,698
Accumulated other comprehensive income	345,000	1,115,000

Total shareholders’ equity	41,245,846	33,506,077

Total Liabilities and Shareholders’ Equity	$669,297,748	$567,148,646

See accompanying notes to consolidated financial statements.

TIB Financial Corp. and Subsidiaries

Consolidated Statements of Income

	Years ended December 31,

	2003	2002	2001

Interest and dividend income
Loans, including fees	$31,664,039	$27,782,738	$29,078,461
Investment securities:
U.S. Treasury securities	7,603	124,202	161,750
U.S. Government agencies and corporations	2,002,665	2,309,096	2,735,142
States and political subdivisions, tax-exempt	329,522	259,648	277,875
States and political subdivisions, taxable	239,972	380,798	292,392
Other investments	59,454	46,447	192,992
Interest-bearing deposits in other banks	2,628	5,102	3,044
Federal Home Loan Bank stock	58,899	77,894	80,682
Federal funds sold	241,641	330,385	895,140

Total interest and dividend income	34,606,423	31,316,310	33,717,478

Interest expense
Interest-bearing demand and money market	1,320,936	2,057,569	5,183,783
Savings	170,009	222,812	443,125
Time deposits of $100,000 or more	3,164,625	2,721,166	3,635,259
Other time deposits	3,279,337	3,282,065	4,663,051
Long-term debt-subordinated debentures	1,109,053	1,139,795	1,003,120
Federal Home Loan Bank advances	276,196	382,692	115,457
Short-term borrowings	37,972	42,121	59,656
Notes payable	481,035	481,036	693,952

Total interest expense	9,839,163	10,329,256	15,797,403

Net interest income	24,767,260	20,987,054	17,920,075
Provision for loan losses	1,586,000	791,000	1,005,000

Net interest income after provision for loan losses	23,181,260	20,196,054	16,915,075

Non-interest income
Service charges on deposit accounts	2,451,916	2,239,821	2,225,127
Investment securities gains, net	288,661	217,975	283,690
Merchant bankcard processing income	4,953,348	4,387,095	4,009,664
Equity in loss, net of goodwill amortization, from investment in ERAS Joint Venture	—	—	(235,490)
Dividend income from ERAS Joint Venture	—	32,616	—
Gain on sale of investment in ERAS Joint Venture	202,393	210,654	820,126
Gain on sale of government guaranteed loans	117,490	28,406	96,571
Fees on mortgage loans sold	2,200,521	1,583,419	1,074,585
Retail investment services	420,416	205,829	177,467
Gain on sale of servicing rights	—	—	255,281
Other income	1,402,054	1,522,888	1,291,412

Total non-interest income	12,036,799	10,428,703	9,998,433

Non-interest expense
Salaries and employee benefits	12,878,204	10,602,363	8,874,020
Net occupancy and equipment expense	4,325,416	3,680,015	3,255,842
Other expense	10,364,993	9,349,537	8,786,326

Total non-interest expense	27,568,613	23,631,915	20,916,188

Income before income tax expense	7,649,446	6,992,842	5,997,320
Income tax expense	2,672,500	2,386,300	2,057,600

Income from continuing operations	4,976,946	4,606,542	3,939,720

Discontinued operations
Income (loss) from Keys Insurance Agency, Inc. operations	200,572	206,230	(72,780)
Income tax expense (benefit)	75,400	77,500	(27,400)

Income (loss) from discontinued operations	125,172	128,730	(45,380)

Net income	$5,102,118	$4,735,272	$3,894,340

Basic earnings per common share
Continuing operations	$1.17	$1.15	$1.00
Discontinued operations	.03	.04	(.01)

Basic earnings per share	$1.20	$1.19	$.99

Diluted earnings per common share
Continuing operations	$1.12	$1.11	$.96
Discontinued operations	.03	.03	(.01)

Diluted earnings per share	$1.15	$1.14	$.95

See accompanying notes to consolidated financial statements.

TIB Financial Corp. and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity

					Accumulated
			Additional		Other		Total
		Common	Paid in	Retained	Comprehensive	Comprehensive	Shareholders’
	Shares	Stock	Capital	Earnings	Income (Loss)	Income	Equity

Balance, January 1, 2001	3,902,410	$390,241	$7,886,047	$17,815,366	$145,000		$26,236,654
Comprehensive income:
Net income		—	—	3,894,340	—	$3,894,340	3,894,340
Other comprehensive income, net of tax benefit of $66,100:
Net market valuation adjustment on securities available for sale		—	—	—	—	68,423	68,423
Less: reclassification adjustment for gains included in net income		—	—	—	—	(177,023)	(177,023)

Other comprehensive income, net of tax		—	—	—	(108,600)	(108,600)

Comprehensive income		—	—	—	—	$3,785,740

Exercise of stock options	38,050	3,805	217,818	—	—		221,623
Income tax benefit from stock options exercised		—	50,392	—	—		50,392
Issuance of stock for BonData Group Limited, Inc. acquisition	5,640	564	67,680	—	—		68,244
Cash dividends declared, $.43 per share		—	—	(1,690,561)	—		(1,690,561)

Balance, December 31, 2001	3,946,100	$394,610	$8,221,937	$20,019,145	$36,400		$28,672,092

Comprehensive income:
Net income		—	—	4,735,272	—	$4,735,272	4,735,272
Other comprehensive income, net of tax expense of $650,100:
Unrealized holding gain on securities transferred into the available for sale category from the held to maturity category		—	—	—	—	270,480	270,480
Net market valuation adjustment on securities available for sale		—	—	—	—	944,136	944,136
Less: reclassification adjustment for gains included in net income		—	—	—	—	(136,016)	(136,016)

Other comprehensive income, net of tax		—	—	—	1,078,600	1,078,600

Comprehensive income						$5,813,872

Exercise of stock options	89,525	8,953	584,144	—	—		593,097
Income tax benefit from stock options exercised		—	159,735	—	—		159,735
Cash dividends declared, $.4325 per share		—	—	(1,732,719)	—		(1,732,719)

Balance, December 31, 2002	4,035,625	$403,563	$8,965,816	$23,021,698	$1,115,000		$33,506,077

					Accumulated
			Additional		Other		Total
		Common	Paid in	Retained	Comprehensive	Comprehensive	Shareholders’
	Shares	Stock	Capital	Earnings	Income (Loss)	Income	Equity

Comprehensive income:
Net income		—	—	5,102,118	—	$5,102,118	5,102,118
Other comprehensive income, net of tax benefit of $464,000:
Net market valuation adjustment on securities available for sale		—	—	—	—	(589,876)	(589,876)
Less: reclassification adjustment for gains included in net income		—	—	—	—	(180,124)	(180,124)

Other comprehensive income, net of tax		—	—	—	(770,000)	(770,000)

Comprehensive income						$4,332,118

Exercise of stock options	115,050	11,505	723,077	—	—		734,582
Income tax benefit from stock options exercised		—	250,499	—	—		250,499
Private Placement of 280,653 common shares	280,653	28,065	4,315,339	—	—		4,343,404
Cash dividends declared, $.4425 per share		—	—	(1,920,834)	—		(1,920,834)

Balance, December 31, 2003	4,431,328	$443,133	$14,254,731	$26,202,982	$345,000		$41,245,846

See accompanying notes to consolidated financial statements.

TIB Financial Corp. and Subsidiaries

Consolidated Statements of Cash Flows

	Years ended December 31,

	2003	2002	2001

Cash flows from operating activities
Net income	$5,102,118	$4,735,272	$3,894,340
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Net amortization of investments	58,777	100,101	52,793
Amortization of intangible assets	291,856	297,088	538,576
Depreciation of premises and equipment	1,755,578	1,527,761	1,381,947
Loss (gain) on sale of servicing rights	—	2,532	(255,281)
Loss on sale of assets of Keys Insurance Agency, Inc.	14,676	—	—
Gain on sale of investment in ERAS Joint Venture	(202,393)	(210,654)	(820,126)
Write-off of unamortized leasehold improvements	—	—	57,990
Provision for loan losses	1,586,000	791,000	1,005,000
Provision for losses on unfunded loan commitments	39,000	25,000	119,000
Deferred income tax benefit	(851,889)	(248,557)	(323,399)
Deferred net loan costs and fees	(1,031,220)	(940,612)	(332,144)
Investment securities net gains	(288,661)	(217,975)	(283,690)
Equity in loss, net of goodwill amortization from investment in ERAS Joint Venture	—	—	235,490
Gain on sales/disposition of premises and equipment, net	(2,188)	(7,519)	(56,347)
Gains on sales of government guaranteed loans, net	(117,490)	(28,406)	(96,571)
Mortgage loans originated for sale	(111,011,065)	(83,233,219)	(62,595,351)
Proceeds from sales of mortgage loans	113,211,586	84,816,638	63,669,936
Fees on mortgage loans sold	(2,200,521)	(1,583,419)	(1,074,585)
(Increase) decrease in accrued interest receivable and other assets	4,443,539	(3,031,129)	(6,290,419)
Increase (decrease) in accrued interest payable and other liabilities	(1,223,825)	2,532,288	(437,913)

Net cash provided (used) by operating activities	9,573,878	5,326,190	(1,610,754)

Cash flows from investing activities
Purchases of investment securities held to maturity	—	—	(106,109)
Purchases of investment securities available for sale	(27,846,152)	(24,403,715)	(21,757,766)
Sales of investment securities available for sale	3,999,968	14,342,792	17,382,719
Repayments of principal and maturities of investment securities available for sale	24,553,331	9,993,567	17,015,332
Maturities of investment securities held to maturity	—	—	16,500,000
Net (purchase) sale of FHLB stock	(889,700)	139,700	(436,500)
Proceeds from sales of government guaranteed loans	2,241,119	541,980	2,070,369
Proceeds from sale of assets of Keys Insurance Agency, Inc.	183,992	—	—
Purchase of BonData Group Limited, Inc.	—	—	(204,750)

	Years ended December 31,

	2003	2002	2001

Payment on note receivable from sale of option	—	300,000	300,000
Net proceeds received from servicing rights sales	—	33,079	219,670
Proceeds from sale of investment in ERAS JV	326,667	340,000	1,333,333
Loans originated or acquired, net of principal repayments	(97,598,755)	(63,347,486)	(78,784,302)
Purchase of life insurance policies	(250,000)	(1,795,000)	(820,000)
Purchases of premises and equipment	(3,492,444)	(3,374,823)	(4,780,136)
Sales of premises and equipment	5,263	30,585	17,333

Net cash used by investing activities	(98,766,711)	(67,199,321)	(52,050,807)

Cash flows from financing activities
Net increase (decrease) in federal funds purchased and securities sold under agreements to repurchase	(537,560)	3,845,199	(308,039)
Net increase (decrease) in FHLB short-term advances	15,000,000	(5,000,000)	5,000,000
Proceeds from FHLB long-term advances	30,000,000	—	20,000,000
Repayments of FHLB long-term advances	(20,000,000)	—	—
Net increase in demand, money market and savings accounts	25,715,855	39,081,797	38,098,142
Net increase (decrease) in time deposits	45,413,627	27,865,795	(14,789,070)
Proceeds from issuance of subordinated debentures, net of investment in trust	—	—	5,000,000
Debt issuance costs paid	—	—	(170,816)
Proceeds from exercise of stock options	734,582	593,097	221,623
Proceeds from private placement of common stock	4,343,404	—	—
Cash dividends paid	(1,866,228)	(1,713,007)	(1,685,864)

Net cash provided by financing activities	98,803,680	64,672,881	51,365,976

Net increase (decrease) in cash and cash equivalents	9,610,847	2,799,750	(2,295,585)
Cash and cash equivalents at beginning of year	24,069,659	21,269,909	23,565,494

Cash and cash equivalents at end of year	$33,680,506	$24,069,659	$21,269,909

Supplemental disclosures of cash paid:
Interest	$9,211,211	$10,789,755	$16,267,159
Income taxes	3,775,000	2,741,000	2,241,000

See accompanying notes to consolidated financial statements.

TIB Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 1 –	Summary of Significant Accounting Policies

Principles of Consolidation and Nature of Operations

      TIB Financial Corp. is a financial holding company headquartered in Key Largo, Florida. The consolidated financial statements include the accounts of TIB Financial Corp. (Parent Company) and its wholly-owned subsidiaries, TIB Bank of the Keys (Bank), Keys Insurance Agency, Inc. (assets sold in August 2003 — see Note 20), and TIB Software and Services, Inc. (assets sold in 2003 — see Note 2), collectively known as the “Company.” All significant intercompany accounts and transactions have been eliminated in consolidation. TIBFL Statutory Trust I and TIBFL Statutory Trust II were formed in conjunction with the issuance of trust preferred securities as further discussed in Note 10.

      TIB Bank of the Keys is the Company’s primary operating subsidiary. The Bank provides banking services from its fourteen branch locations in Monroe, Miami-Dade, Collier and Lee counties, Florida.

      The accounting and reporting policies of TIB Financial Corp. and subsidiaries conform to generally accepted accounting principles and to general practices within the banking industry. The following is a summary of the more significant of these policies.

Use of Estimates and Assumptions

      To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ. A material estimate that is particularly susceptible to significant change in the near term is the allowance for loan losses. Another material estimate is the fair value of financial instruments. Changes in assumptions or in market conditions could significantly affect the fair value estimates.

Cash and Cash Equivalents

      For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, federal funds sold, and interest-bearing deposits at the Federal Home Loan Bank of Atlanta. Net cash flows are reported for loan and deposit transactions.

Investment Securities

      Investment securities which management has the ability and intent to hold to maturity are reported at amortized cost. Securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income.

      Interest income includes amortization of purchase premium or discount. Gains and losses on sales are recorded on the trade date and are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

Loans

      Loans are reported at the principal balance outstanding, net of deferred loan fees and costs, and an allowance for loan losses. Interest income is reported on the interest method and includes amortization of net deferred loan fees and costs over the loan term. If the collectibility of interest appears doubtful, the accrual of interest is discontinued and all unpaid interest is reversed. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

TIB Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

      Gains on sales of government guaranteed loans are recognized as income when the sales occur.

      The majority of fixed rate mortgage loans are originated by the Bank and sold to a third party immediately without recourse. All fees are recognized as income at the time of the sale.

Allowance for Loan Losses

      The allowance for loan losses is a valuation allowance for probable incurred credit losses, which is increased by the provision for loan losses and decreased by charge-offs less recoveries. Loan losses are charged against the allowance when management believes the uncollectiblity of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required based on factors including past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.

      The allowance consists of specific and general components. The specific component relates to loans that are individually classified as impaired or loans otherwise classified as substandard or doubtful. The general component covers non-classified loans and is based on historical loss experience adjusted for current factors.

      A loan is considered impaired when it is probable that not all principal and interest amounts will be collected according to the loan contract. Individual commercial and commercial real estate loans exceeding certain size thresholds established by management are individually evaluated for impairment. If a loan is considered to be impaired, a portion of the allowance is allocated so that the loan is reported net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Large groups of smaller balance homogeneous loans, such as consumer, indirect, and residential real estate loans, are collectively evaluated for impairment, and accordingly, they are not separately identified for impairment disclosures.

Premises and Equipment

      Land is carried at cost. Premises and equipment are reported at cost less accumulated depreciation. For financial reporting purposes, depreciation is computed using the straight-line method over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to operations as incurred, while major renewals and betterments are capitalized. For Federal income tax reporting purposes, depreciation is computed using primarily accelerated methods.

Foreclosed Assets

      Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Goodwill and Other Intangible Assets

      Goodwill results from business acquisitions and represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. Upon adopting new accounting guidance in 2002, the Company ceased amortizing goodwill. Goodwill is assessed at least annually for impairment and any such impairment will be recognized in the period identified.

      Other intangible assets include amounts for servicing rights on government guaranteed loans and core deposit base premiums arising from branch acquisitions. Servicing rights are being amortized over the

TIB Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

expected life of the related loan. The deposit base premiums are being amortized using the straight-line method over an estimated life of 10 years.

Long-term Assets

      Long-lived assets, including premises and equipment, core deposit and other intangible assets, are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Loan Commitments and Related Financial Instruments

      Financial instruments include off-balance sheet credit instruments, such as commitments to make loans and letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded. Instruments, such as standby letters of credit, that are considered financial guarantees in accordance with FASB Interpretation No. 45 are recorded at fair value.

Company Owned Life Insurance

      The Company has purchased life insurance polices on certain key executives. Company owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Income Taxes

      Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax basis of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Earnings Per Common Share

      Basic earnings per share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share includes the dilutive effect of additional potential common shares issuable under stock options.

      Earnings per share have been computed based on the following for the years ended December 31:

	2003	2002	2001

Weighted average number of common shares outstanding:
Basic	4,257,224	3,992,775	3,923,763
Dilutive effect of options outstanding	178,637	152,080	173,004

Diluted	4,435,861	4,144,855	4,096,767

      Stock options for 5,027, 152,955, and 166,933 shares of common stock were not considered in computing diluted earnings per common share for 2003, 2002, and 2001 because they were anti-dilutive. The effect of stock options, as described in Note 15, is the sole common stock equivalent for purposes of calculating diluted earnings per common share.

Stock-Based Compensation

      Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at date of grant. The following table

TIB Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation.”

	2003	2002	2001

Net income, as reported	$5,102,118	$4,735,272	$3,894,340
Stock-based compensation expense determined under fair value based method, net of tax	173,399	156,788	274,187

Pro forma net income	$4,928,719	$4,578,484	$3,620,153

Basic earnings per share as reported	$1.20	$1.19	$0.99
Pro forma basic earnings per share	1.16	1.15	0.92
Diluted earnings per share as reported	1.15	1.14	0.95
Pro forma diluted earnings per share	1.11	1.10	0.88

      The fair value of each option is estimated as of the date of grant using the Black-Scholes Option Pricing Model and the following weighted average assumptions for options granted in the years ended December 31,:

	2003	2002	2001

Dividend yield	2.7%	3.2%	3.5%
Risk-free interest rate	4.0% to 4.2%	4.4% to 5.4%	4.9% to 5.4%
Expected option life	9 years	9.2 years	10 years
Volatility	.31	.29	.44
Weighted average fair value of options granted during year	$5.83	$3.69	$5.19

Comprehensive Income

      Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity.

Loss Contingencies

      Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are now such matters that will have a material effect on the financial statements.

Operating Segments

      Internal financial information is primarily reported and aggregated in three lines of business: community banking, merchant bankcard, and parent and other.

Fair Value of Financial Instruments

      Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 18. Fair value estimates include uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items.

TIB Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Recent Accounting Pronouncements

      During 2003, the Company adopted FASB Statement 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” FASB Statement 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities,” FASB Statement 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” FASB Interpretation 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees,” and FASB Interpretation 46, “Consolidation of Variable Interest Entities.” Adoption of these new standards did not materially affect the Company’s operating results or financial condition.

      Statement 149 indicates that commitments to make mortgage loans should be accounted for as derivatives if the loans are to be held for sale, because the commitment represents a written option and accordingly is recorded at the fair value of the option liability.

      Statement 150 requires reporting mandatorily redeemable shares as liabilities, as well as obligations, not in the form of shares, to repurchase shares that may require cash payment and some obligations that may be settled by issuing a variable number of equity shares.

      Statement 132 (revised 2003) requires additional disclosures about the assets, obligations, cash flows of defined benefit pension and postretirement plans, as well as the expense recorded for such plans.

      Interpretation 45 requires recognizing the fair value of guarantees made and information about the maximum potential payments that might be required, as well as the collateral or other recourse obtainable. Interpretation 45 covers guarantees such as standby letters of credit, performance guarantees, and direct or indirect guarantees of the indebtedness of others, but not guarantees of funding.

      Interpretation 46, as revised in December 2003, changes the accounting model for consolidation from one based on consideration of control through voting interests. Whether to consolidate an entity will now also consider whether that entity has sufficient equity at risk to enable it to operate without additional financial support, whether the equity owners in that entity lack the obligation to absorb expected losses or the right to receive residual returns of the entity, or whether voting rights in the entity are not proportional to the equity interest and substantially all the entity’s activities are conducted for an investor with few voting rights.

Reclassifications

      Some items in the prior year financial statements were reclassified to conform to the current presentation.

Note 2 –	Acquisitions and Divestitures

      In 1998, the Parent Company’s subsidiary, TIB Software and Services, Inc., acquired a 30 percent interest in ERAS Joint Venture (the “Venture”), a general partnership, in exchange for consideration of $791,216. The Venture’s primary business is item processing and the design, development, installation and maintenance of accounting software for financial institutions. Goodwill associated with the transaction totaled $637,614 and was being amortized over a period of ten years through December 31, 2001, at which time the amortization was discontinued. Through December 31, 2001, the investment in the Venture was accounted for using the equity method. On December 31, 2001, the Company sold two thirds of its ownership interest in the Venture for $1,333,333. The Company recognized a gain of $820,126 on the transaction. This sale reduced the Company’s ownership in the Venture to 10%. Beginning January 1, 2002, the investment in the Venture was accounted for using the cost method. On October 4, 2002, the Company sold 5.1% of the Company’s 10% interest in the Venture for $340,000. The Company recognized a gain of $210,654 on the transaction. This sale, accompanied by the additional transfer of assets by other

TIB Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

owners into the Venture, reduced the Company’s ownership in the Venture to 4.53%. The Venture also made a dividend distribution to the Company in 2002 in the amount of $32,616. On May 29, 2003, TIB Software and Services, Inc. sold its remaining interest in the Venture for $326,667. The Company recognized a pretax gain of $202,393 on the transaction.

      ERAS Joint Venture is the Bank’s item processor. Payments of approximately $579,000, $483,000, and $621,000 were made by the Bank to the Venture in 2003, 2002, and 2001, respectively. Of the amount paid in 2003, approximately $249,000 was paid to the Venture through the sale date of May 29, 2003.

      On October 31, 2000, the Company purchased Keys Insurance Agency of Monroe County, Inc. which was 100% owned by a company director. Keys Insurance Agency, Inc. (the new name subsequent to the purchase) had three offices in the Florida Keys and brokered a full line of commercial and residential hazard insurance coverages as well as life and health insurance and annuities. The purchase price for the net assets of the agency was $1,870,000 which consisted primarily of intangible assets. The consideration consisted of $220,000 of Company common stock (21,463 shares) and $1,650,000 in cash (paid at closing). Under the purchase agreement, annual cash payments of $110,000 were to be made following each of the first three anniversaries of the closing date, subject to the agency achieving certain earnings thresholds. Any of this additional consideration that was paid at the end of each contingency period would at that time be recorded as goodwill and increase the total recorded purchase price of the agency. No amount was required to be paid in 2001, 2002, or 2003. This acquisition was recorded using the purchase method of accounting.

      On September 25, 2001, Keys Insurance Agency, Inc. purchased BonData Group Limited, Inc. a Ft. Myers, Florida based insurance agency specializing in surety bond underwriting and placement. Total consideration paid at closing for the agency was $273,000. This was comprised of approximately $68,000 in the Company’s common stock (5,640 shares) and approximately $205,000 in cash. Under the purchase agreement, annual cash payments of $24,000 were to be made following each of the first two anniversaries of the closing date, subject to the agency achieving certain earnings thresholds. Any of this additional consideration that was paid at the end of each contingency period, would at that time be recorded as goodwill and increase the total recorded purchase price of the agency. No amount was required to be paid in 2002 or 2003. This acquisition was recorded using the purchase method of accounting.

      On August 15, 2003, the Company closed the sale of Keys Insurance Agency, Inc., a wholly owned subsidiary of the Company, to Derek Martin-Vegue and his partner. Mr. Martin-Vegue is a former director of the Company and TIB Bank of the Keys. The transaction was structured as a sale of the agency assets. The buyer paid $2,204,930 in cash at the closing. Of the cash payment at closing, proceeds of $2,020,938 were pursuant to a loan from TIB Bank of the Keys (a subsidiary of the Company) to the buyer. The Company recognized a loss of $14,676 on the transaction. Therefore, the results of operations of Keys Insurance Agency, Inc. are included in the Consolidated Statements of Income as “discontinued operations” (Note 20).

Note 3 –	Cash and Due From Banks

      Cash on hand or on deposit with the Federal Reserve Bank of $3,769,000 and $2,205,000 was required to meet regulatory reserve and clearing requirements at December 31, 2003, and December 31, 2002, respectively. These balances do not earn interest.

      The Bank maintains an interest bearing account at the Federal Home Loan Bank of Atlanta. The total on deposit was approximately $170,000 and $263,000 at December 31, 2003 and December 31, 2002, respectively.

TIB Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 4 –	Investment Securities

      The amortized cost, estimated fair value, and the related gross unrealized gains and losses recognized in accumulated other comprehensive income (loss), are as follows for investment securities available for sale:

	Amortized	Unrealized	Unrealized	Estimated
December 31, 2003	Cost	Gains	Losses	Fair Value

U.S. Treasury securities	$209,269	$8,965	$—	$218,234
U.S. Government agencies and corporations	31,356,782	424,790	662,621	31,118,951
States and political subdivisions — tax exempt	8,837,687	378,482	59,225	9,156,944
States and political subdivision — taxable	3,559,202	41,614	100,648	3,500,168
Marketable equity securities	2,999,989	395,000	—	3,394,989
Mortgage-backed securities	5,040,638	127,799	1,156	5,167,281

	$52,003,567	$1,376,650	$823,650	$52,556,567

	Amortized	Unrealized	Unrealized	Estimated
December 31, 2002	Cost	Gains	Losses	Fair Value

U.S. Treasury securities	$212,412	$10,978	$—	$223,390
U.S. Government agencies and corporations	28,333,379	883,621	—	29,217,000
States and political subdivisions — tax exempt	5,171,944	382,444	—	5,554,388
States and political subdivision — taxable	4,380,149	88,347	8,521	4,459,975
Mortgage-backed securities	14,382,946	430,131	—	14,813,077

	$52,480,830	$1,795,521	$8,521	$54,267,830

      In June 2002, the Company transferred all investment securities in the held to maturity category with a book value totaling $18,507,916 to the available for sale category. The difference between amortized historical cost and fair value for this portfolio of $433,461 was recorded net of tax in other comprehensive income. Securities in the available for sale category allow for more flexibility in managing the investments for the Bank. Since changes in market value do not affect the regulatory capital ratios of the Bank there is no compelling reason to not have the ability to sell securities when appropriate. Securities maintained in the held to maturity portfolio do limit the volatility of GAAP capital. However, as the Bank has trended toward higher loan to deposit ratios (therefore low investments to asset ratios) the probable amount of this volatility has become much less significant relative to the size of the Bank.

TIB Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

      Securities with unrealized losses at December 31, 2003 not recognized in income are as follows:

	Less Than 12 Months		12 Months or Longer		Total

	Estimated	Unrealized	Estimated	Unrealized	Estimated	Unrealized
	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

U.S. Government agencies and corporations	$20,396,570	$662,621	—	—	$20,396,570	$662,621
States and political subdivisions — tax exempt	3,055,109	59,225	—	—	3,055,109	59,225
States and political subdivision — taxable	2,999,730	100,648	—	—	2,999,730	100,648
Mortgage-backed securities	131,857	1,156	—	—	131,857	1,156

Total temporarily impaired	$26,583,266	$823,650	$—	$—	$26,583,266	$823,650

      All of the unrealized losses in the portfolio are short-term in nature (ie. less than 12 months). The Company views the unrealized losses in the above table to be temporary in nature for the following reasons. First, the decline in market values are mostly due to an increase in market rates and are not credit related. These securities are mostly AAA rated securities and have experienced no significant deterioration in value due to credit quality concerns. Second, the magnitude of the unrealized losses at about 3% of the fair value of those securities with losses is consistent with normal fluctuations of value due to the volatility of market interest rates. Finally, the nature of what makes up the security portfolio is determined by the overall balance sheet of the Company and currently it is suitable for the Company’s security portfolio to be primarily comprised of fixed rate securities. Fixed rate securities will by their nature react in price inversely to changes in market rates and that is liable to occur in both directions.

      The amortized cost and estimated fair value of investment securities available for sale at December 31, 2003, by contractual maturity, are shown as follows. Expected maturities may differ from contractual maturities because borrowers may have the right to call or repay obligations without call or prepayment penalties. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

	Investment Securities
	Available for Sale

	Amortized	Estimated
December 31, 2003	Cost	Fair Value

Due in one year or less	$—	$—
Due after one year through five years	23,822,914	24,190,435
Due after five years through ten years	12,793,911	12,665,586
Due after ten years	7,346,115	7,138,276
Marketable equity securities	2,999,989	3,394,989
Mortgage-backed securities	5,040,638	5,167,281

	$52,003,567	$52,556,567

      At December 31, 2003, securities with a fair value of approximately $19,863,000 are subject to call during 2004.

TIB Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

      Sales of available for sale securities were as follows:

	2003	2002	2001

Proceeds	$3,999,968	$14,342,792	$17,382,719
Gross gains	279,540	199,587	312,147
Gross losses	—	—	—

      Calls of investment securities held to maturity during 2001 were $16,500,000. Maturities, principal repayments, and calls of investment securities available for sale during 2003, 2002 and 2001 were $24,553,331, $9,993,567 and $17,015,332, respectively. Net gains (losses) realized from calls and mandatory redemptions of securities during 2003, 2002 and 2001 were $9,121, $18,388 and ($28,457), respectively.

      Investment securities having carrying values of approximately $16,284,000 and $18,517,000 at December 31, 2003 and 2002, respectively, were pledged to secure public funds on deposit, securities sold under agreements to repurchase, and other purposes as required by law.

Note 5 –	Loans

      Major classifications of loans are as follows:

	December 31,

	2003	2002

Real estate mortgage loans:
Commercial	$297,221,372	$265,112,947
Residential	60,104,032	68,389,247
Farmland	2,316,833	442,707
Construction and vacant land	32,088,657	14,892,626
Commercial and agricultural loans	63,623,676	49,212,393
Home equity loans	12,573,991	17,475,539
Indirect auto dealer loans	59,437,058	16,854,612
Other consumer loans	11,232,062	9,364,144

Total loans	538,597,681	441,744,215
Net deferred loan costs	1,814,939	783,719

Loans, net of deferred loan costs	$540,412,620	$442,527,934

      Substantially all loans are made to borrowers in the Bank’s primary market area of Monroe, South Miami-Dade, Collier and Lee counties.

      The Bank made a $10,000,000 loan to construct a lumber mill in northern Florida. Of this amount, $6,400,000 had been sold by the Bank to other lenders. The loan was partially guaranteed as to principal and interest by the U.S. Department of Agriculture (USDA). In addition to business real estate and equipment, the loan was collateralized by the business owner’s interest in a trust. Under provisions of the trust agreement, beneficiaries cannot receive trust assets until November 2010.

      During 2001, upon completion of foreclosure on the underlying collateral, the non-guaranteed portion of this loan and interest accrued through the foreclosure date was reclassified into other real estate ($550,000) and other assets (approximately $1,886,000) based on the fair value of the underlying-collateral. The portion of this loan guaranteed by the USDA was approximately $1.6 million at

TIB Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2003 and December 31, 2002, and is accruing interest. Accrued interest on this loan totals approximately $590,000 and $505,000 at December 31, 2003 and December 31, 2002, respectively.

      The Bank is pursuing a sale of the property and equipment and has incurred various expenditures. The Bank capitalized the liquidation costs and the portion of the protective advances which it expects will be fully reimbursed by the USDA. Other real estate recorded on the Bank’s books totaled $192,464 and $550,000 at December 31, 2003 and December 31, 2002, respectively. The non-guaranteed principal and interest ($1,961,000 at December 31, 2003 and December 31, 2002) and the reimbursable capitalized liquidation costs and protective advance costs totaling approximately $511,000 and $558,000 at December 31, 2003 and December 31, 2002, respectively are included as “other assets” in the financial statements.

      The Bank sold certain pieces of equipment associated with the lumber mill property. Proceeds from the sales were used to reduce the other real estate amount and liquidation cost amounts recorded on the Bank’s books. In 2003, the Bank wrote down the carrying amount of the other real estate by $262,000 based upon anticipated proceeds from the sale of the property and remaining equipment.

      Florida law requires a bank to liquidate or charge off repossessed real property within five years, and repossessed personal property within six months. The Bank was awarded title to the real property on June 12, 2001, and an adjudicated interest in the owner’s trust proceeds. The time constraints imposed by Florida law required that the personal property be disposed of or charged off by December 2001. The Bank applied to the State of Florida for an extension to carry the personal property on the Bank’s books and was granted an extension to carry the personal property on its books until June 11, 2003. Since the property had not been liquidated as of June 11th, the Bank charged-off the non guaranteed principal and interest totaling $1,961,000 at June 30, 2003, for regulatory purposes. Since the Company believes this amount is ultimately realizable, it did not write off this amount for financial statement purposes under generally accepted accounting principles.

      Activity in the allowance for loan losses is as follows:

	Years Ended December 31,

	2003	2002	2001

Balance, beginning of year	$4,272,499	$3,674,842	$3,267,873
Provision for loan losses charged to expense	1,586,000	791,000	1,005,000
Loans charged off	(667,750)	(301,561)	(622,697)
Recoveries of loans previously charged off	25,152	108,218	24,666

Balance, end of year	$5,215,901	$4,272,499	$3,674,842

      Impaired loans are as follows:

	Years Ended
	December 31,

	2003	2002

Year end loans with no allocated allowance for loan losses	$2,737,439	$56,292
Year end loans with allocated allowance for loan losses	—	25,624

Total	$2,737,439	$81,916

Amount of the allowance for loan losses allocated	$—	$12,812

TIB Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

	2003	2002	2001

Average of impaired loans during the year	$1,088,280	$416,463	$1,106,900
Interest income recognized during impairment	72,126	5,644	81,871
Cash basis interest income recognized	—	3,249	—

      Non-performing loans include nonaccrual loans and accruing loans contractually past due 90 days or more. Nonaccrual loans are comprised principally of loans 90 days past due as well as certain loans, which are current but where serious doubt exists as to the ability of the borrower to comply with the repayment terms. Interest previously accrued and not yet paid on nonaccrual loans is reversed during the period in which the loan is placed in a nonaccrual status.

      Non-performing loans are as follows:

	Years Ended
	December 31,

	2003	2002

Nonaccrual loans	$390,316	$545,523
Loans past due over 90 days still on accrual(a)	—	—

      Non-performing loans and impaired loans are defined differently. Some loans may be included in both categories, whereas other loans may only be included in one category.

      (a) Non-performing loans at December 31, 2003 and 2002, excludes the $1.6 million loan discussed above that is guaranteed for both principal and interest by the USDA.

Note 6 –	Premises and Equipment

      A summary of the cost and accumulated depreciation of premises and equipment follows:

	December 31,

	2003	2002

Land	$5,999,136	$4,924,198
Buildings and leasehold improvements	15,216,464	13,400,848
Furniture, fixtures and equipment	11,126,651	10,356,536
Construction in progress	690,656	1,206,909

	33,032,907	29,888,491
Less accumulated depreciation	(11,959,731)	(10,431,341)

Premises and equipment, net	$21,073,176	$19,457,150

      In 2002, the Bank converted its ownership interest in land located in Naples, Florida with a net book value of $2,366,999, for an ownership interest in the first floor of the office building that was constructed on this site.

TIB Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

      The Bank is obligated under operating leases for office and banking premises which expire in periods varying from one to fourteen years. Future minimum lease payments, before considering renewal options that generally are present, are as follows at December 31, 2003:

Years Ending December 31,

2004	$502,831
2005	511,563
2006	464,044
2007	452,122
2008	447,245
Thereafter	960,156

$3,337,961

      Rental expense for the years ended December 31, 2003, 2002 and 2001, was approximately $443,000, $430,000 and $239,000, respectively (see Note 13).

Note 7 –	Goodwill and Intangible Assets

      The changes in the carrying amount of goodwill for the years ended December 31, 2003 and 2002, are as follows:

	Government
	Guaranteed
	Loan Sales and	Insurance	Investment in
	Servicing	Agency Sales	ERAS JV(a)	Totals

Balance at January 1, 2002	$155,232	$2,010,211	$139,962	$2,305,405
Goodwill associated with sale of partial interest of Investment in ERAS JV	—	—	(71,381)	(71,381)

Balance at December 31, 2002	155,232	2,010,211	68,581	2,234,024
Goodwill associated with sale of remaining interest of Investment in ERAS JV	—	—	(68,581)	(68,581)
Goodwill associated with sale of Keys Insurance Agency, Inc.		(2,010,211)		(2,010,211)

Balance at December 31, 2003	$155,232	$—	$—	$155,232

(a)	Investment in ERAS JV is reported as “Parent and Other” in the segment reporting table in Note 19.

TIB Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

      Goodwill is no longer amortized starting in 2002. The effect of not amortizing goodwill is summarized as follows:

	For the Year Ended December 31,

	2003	2002	2001

Reported net income	$5,102,118	$4,735,272	$3,894,340
Add back goodwill amortization, net of tax effect	—	—	125,370

Adjusted net income	$5,102,118	$4,735,272	$4,019,710

Basic earnings per share:
Reported net income	$1.20	$1.19	$0.99
Goodwill amortization	—	—	0.03

Adjusted net income	$1.20	$1.19	$1.02

Diluted earnings per share:
Reported net income	$1.15	$1.14	$0.95
Goodwill amortization	—	—	0.03

Adjusted net income	$1.15	$1.14	$0.98

      Amortized intangible assets at December 31, consist of the following:

	2003			2002

	Gross			Gross
	Carrying	Accumulated	Net Book	Carrying	Accumulated	Net Book
	Amount	Amortization	Value	Amount	Amortization	Value

Core deposit intangible	$2,941,234	$1,284,558	$1,656,676	$2,941,234	$1,000,593	$1,940,641
Excess servicing fees	88,917	58,531	30,386	88,917	50,640	38,277

Total	$3,030,151	$1,343,089	$1,687,062	$3,030,151	$1,051,233	$1,978,918

      Aggregate intangible asset amortization expense was $291,856, $297,088 and $538,576 for 2003, 2002, and 2001.

      Estimated amortization expense for each of the next five years is as follows:

Years Ending December 31,

2004	$298,457
2005	293,083
2006	287,705
2007	285,216
2008	285,216

TIB Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 8 –	Time Deposits

      At December 31, 2003, the scheduled maturities of time deposits are as follows:

Years Ending December 31,

2004	$126,945,524
2005	47,628,006
2006	6,552,405
2007	6,804,082
2008	17,094,326
Thereafter	5,748

$205,030,091

Note 9 –	Short-Term Borrowings and Federal Home Loan Bank Advances

      Short-term borrowings include federal funds purchased, securities sold under agreements to repurchase, advances from the Federal Home Loan Bank, and a Treasury, tax and loan note option.

      The Bank has an unsecured overnight federal funds purchased accommodation up to a maximum of $7.5 million from its principal correspondent bank. The Bank also has securities sold under agreements to repurchase with commercial account holders whereby the Bank sweeps the customer’s accounts on a daily basis and pays interest on these amounts. These agreements are collateralized by investment securities chosen by the Bank.

      The Bank accepts Treasury, tax and loan deposits from certain commercial depositors and remits these deposits to the appropriate government authorities. The Bank can hold up to $1,700,000 of these deposits more than a day under a note option agreement with its regional Federal Reserve bank and pay interest on those funds held. The Bank pledges certain investment securities against this account.

      The Bank invested in Federal Home Loan Bank stock for the purpose of establishing credit lines with the Federal Home Loan Bank. The credit availability to the Bank is equal to 14% of the Bank’s total assets as reported on the most recent quarterly financial information submitted to the regulators (increased to 20% effective January 2004). The credit availability approximated $93.4 million at December 31, 2003. There is $45 million outstanding at December 31, 2003 and $20 million outstanding at December 31, 2002. The outstanding amount at December 31, 2003 consists of three $5 million daily advances, $10 million maturing in January 2004 and two $10 million advances maturing in September 2004. On December 31, 2003 the rate on the daily advances is 1.15% and the rates on the long term advances are from 1.18% to 1.22%, repricing quarterly. Any advances are secured by the Bank’s one-to-four-family residential mortgage loans.

      The following table reflects the average daily outstanding, year-end outstanding, maximum month-end outstanding and the weighted average rates paid for each of the four categories of short-term borrowings:

	Years Ended December 31,

	2003	2002

Federal funds purchased:
Balance:
Average daily outstanding	$141,814	$178
Year-end outstanding	—	—
Maximum month-end outstanding	—	—

TIB Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

	Years Ended December 31,

	2003	2002

Rate:
Weighted average for year	1.7%	1.9%
Weighted average interest rate at December 31	n/a	n/a
Securities sold under agreements to repurchase:
Balance:
Average daily outstanding	$3,063,563	$1,975,932
Year-end outstanding	2,942,962	3,003,839
Maximum month-end outstanding	4,579,346	3,923,438
Rate:
Weighted average for year	1.0%	1.5%
Weighted average interest rate at December 31	0.8%	1.1%
Treasury, tax and loan note option:
Balance:
Average daily outstanding	$632,712	$775,868
Year-end outstanding	1,098,437	1,575,120
Maximum month-end outstanding	1,700,000	1,700,000
Rate:
Weighted average for year	0.9%	1.3%
Weighted average interest rate at December 31	0.7%	1.0%
Advances from the Federal Home Loan Bank-Short Term:
Balance:
Average daily outstanding	$4,646,575	$82,192
Year-end outstanding	15,000,000	—
Maximum month-end outstanding	15,000,000	—
Rate:
Weighted average for year	1.3%	1.9%
Weighted average interest rate at December 31	1.2%	n/a
Advances from the Federal Home Loan Bank-Long Term:
Balance:
Average daily outstanding	$16,958,904	$20,000,000
Year-end outstanding	30,000,000	20,000,000
Maximum month-end outstanding	30,000,000	20,000,000
Rate:
Weighted average for year	1.3%	1.9%
Weighted average interest rate at December 31	1.2%	1.7%

Note 10 –	Other Borrowings

Line of Credit

      The Company has a $3,000,000 revolving line of credit with Independent Bankers’ Bank of Florida. Amounts outstanding under the line bear interest equal to the prime rate published in The Wall Street

TIB Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Journal minus one half percent, which is subject to change daily, and is subject to a 4.25% floor. Interest is payable monthly, and any principal is due on demand, or if no demand is made, at maturity on April 30, 2005. This credit facility is secured by 100 percent of the outstanding shares of TIB Bank of the Keys and requires, among other things, that the Bank maintain a minimum Tier 1 capital ratio of 6 percent. There were no amounts outstanding under this line at December 31, 2003 or 2002.

Notes Payable

      The Company entered into an agreement with the Company’s largest shareholder effective July 1, 2000, to purchase 525,000 shares of the Company’s common stock in exchange for four subordinated notes payable of the Company totaling $5,250,000. The interest rate on these notes was 13% per annum, with interest payments required quarterly. The principal balance was payable in full on October 1, 2010, the maturity date of the notes, and the notes could be prepaid by the Company at par any time after July 1, 2003. Effective January 1, 2002, the interest rate was reduced to 9%, the option to prepay was extended to January 1, 2007, and the maturity date was extended to January 1, 2012.

Subordinated Debentures

      On September 7, 2000, the Company participated in a pooled offering of trust preferred securities. The Company formed TIBFL Statutory Trust I (the “Trust”) a wholly-owned statutory trust subsidiary for the purpose of issuing the trust preferred securities. The Trust used the proceeds from the issuance of $8,000,000 in trust preferred securities to acquire junior subordinated debentures of the Company. The trust preferred securities essentially mirror the debt securities, carrying a cumulative preferred dividend at a fixed rate equal to the 10.6% interest rate on the debt securities. The debt securities and the trust preferred securities each have 30-year lives. The trust preferred securities and the debt securities are callable by the Company or the Trust, at their respective option after ten years, and at varying premiums and sooner in specific events, subject to prior approval by the Federal Reserve Board, if then required. The Company has treated the trust preferred securities as Tier 1 capital up to the maximum amount allowed, and the remainder as Tier 2 capital for federal regulatory purposes (see Note 14).

      On July 31, 2001, the Company participated in a pooled offering of trust preferred securities. The Company formed TIBFL Statutory Trust II (the “Trust II”) a wholly-owned statutory trust subsidiary for the purpose of issuing the trust preferred securities. The Trust II used the proceeds from the issuance of $5,000,000 in trust preferred securities to acquire junior subordinated debentures of the Company. The trust preferred securities essentially mirror the debt securities, carrying a cumulative preferred dividend at a variable rate equal to the interest rate on the debt securities (three month LIBOR plus 358 basis points). The initial rate in effect at the time of issuance was 7.29% and is subject to change quarterly. The rate in effect at December 31, 2003 was 4.74%. The debt securities and the trust preferred securities each have 30-year lives. The trust preferred securities and the debt securities are callable by the Company or the Trust, at their respective option after five years, and at varying premiums and sooner in specific events, subject to prior approval by the Federal Reserve Board, if then required. The Company has treated the trust preferred securities as Tier 1 capital up to the maximum amount allowed, and the remainder as Tier 2 capital for federal regulatory purposes (see Note 14).

      Prior to 2003, the trusts were consolidated in the Company’s financial statements, with the trust preferred securities issued by the trusts reported in liabilities as “trust preferred securities” and the subordinated debentures eliminated in consolidation. Under new accounting guidance, FASB Interpretation No. 46, as revised in December 2003, the trusts are no longer consolidated with the Company. Accordingly, the Company does not report the securities issued by the trusts as liabilities, and instead reports as liabilities the subordinated debentures issued by the Company and held by the trusts, as these are no longer eliminated in consolidation. Since the amount of the subordinated debentures and the trust

TIB Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

preferred securities was the same, the effect of no longer consolidating the trusts does not change the amounts reported as the Company’s assets, liabilities, equity, or interest expense. Accordingly, the amounts previously reported as “trust preferred securities” in liabilities have been recaptioned “subordinated debentures” and continue to be presented in liabilities on the balance sheet.

Contractual Maturities

      The contractual maturities of long-term debt are as follows at December 31, 2003:

	Fixed Rate	Floating Rate	Total

Due in 2004	$—	$—	$—
Due in 2005	—	—	—
Due in 2006	—	—	—
Due in 2007	—	—	—
Due in 2008	—	—	—
Thereafter	13,250,000	5,000,000	18,250,000

Total long-term debt	$13,250,000	$5,000,000	$18,250,000

Note 11 – Income Taxes

      Income tax expense (benefit) was as follows:

	Years Ended December 31,

	2003	2002	2001

Current income tax provision	3,599,789	2,712,357	2,353,599
Deferred tax benefit	(851,889)	(248,557)	(323,399)

Total	$2,747,900	$2,463,800	$2,030,200

      A reconciliation of income tax computed at the 34% Federal statutory income tax rate to total income taxes reported is as follows:

	Years Ended December 31,

	2003	2002	2001

Pretax income	$7,850,018	$7,199,072	$5,924,540

Income taxes computed at Federal statutory tax rate	2,669,000	$2,447,700	$2,014,300
Effect of:
Tax-exempt income	(275,100)	(213,400)	(208,700)
State income taxes	276,900	253,500	150,700
Other, net	77,100	(24,000)	73,900

Total	$2,747,900	$2,463,800	$2,030,200

TIB Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

      Year end deferred tax assets and liabilities were due to the following:

	December 31,

	2003	2002

Allowance for loan losses	$1,959,057	$1,553,102
Core deposit intangible	178,708	139,971
Deferred compensation	339,538	182,419
Other	108,809	6,515

Total gross deferred tax assets	2,586,112	1,882,007

Accumulated depreciation	(593,635)	(690,833)
Goodwill	(11,126)	(59,512)
Gain on building swap	(70,413)	(72,613)
Net unrealized gains on securities available for sale	(208,000)	(672,000)

Total gross deferred tax liabilities	(883,174)	(1,494,958)

Net deferred tax asset	$1,702,938	$387,049

Note 12 –	Employee Benefit Plans

      The Bank maintains an Employee Stock Ownership Plan with 401(k) provisions that covers all employees who are qualified as to age and length of service. Three types of contributions can be made to the Plan by the Bank and participants: basic voluntary contributions which are discretionary contributions made by all participants; a matching contribution, whereby the Bank will match 50 percent of salary reduction contributions up to 4 percent of compensation, not to exceed a maximum contribution of $1,000 per employee; and an additional discretionary contribution which may be made by the Bank and allocated to the accounts of participants on the basis of total relative compensation. The Bank contributed $69,000, $202,000 and $39,000 to the plan in 2003, 2002 and 2001, respectively. As of December 31, 2003, the Plan contained approximately 162,000 shares of the Company’s common stock.

      In 2001, the Bank entered into salary continuation agreements with three of its executive officers. Two additional executive officers entered into salary continuation agreements in 2003. The plan is a nonqualified deferred compensation arrangement that is designed to provide supplemental retirement income benefits to participants. The Bank expensed $253,732 and $173,390 for the accrual of future salary continuation benefits in 2003 and 2002, respectively. The Bank has purchased single premium life insurance policies on these individuals. Cash value income (net of related insurance premium expense) totaled $224,828 and $160,681 in 2003 and 2002, respectively. The accompanying balance sheet included $4,826,609 and $3,181,781 in surrender value and other liabilities included salary continuation benefits payable of $550,829 and $297,097 at December 31, 2003 and 2002, respectively.

      In 2001, the Bank established a non qualified retirement benefit plan for eligible Bank directors. Under the plan, the Company pays each participant, or their beneficiary, the amount of fees deferred and interest in 120 equal monthly installments, beginning the month following the director’s normal retirement date. The Bank expensed $165,134 and $119,413 for the accrual of current and future retirement benefits in 2003 and 2002, respectively, which included $145,600 and $102,367 in 2003 and 2002 related to the annual director retainer fees and monthly meeting fees that certain directors elected to defer. The Bank has purchased single premium split dollar life insurance policies on these individuals. Cash value income (net of related insurance premium expense) totaled $151,568 and $147,334 in 2003 and 2002. The accompanying balance sheet included $3,715,817 and $2,939,249 in surrender value and other liabilities

TIB Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

included retirement benefits payable of $351,479 and $187,671 at December 31, 2003 and 2002, respectively.

Note 13 –	Related Party Transactions

      The Bank had loans outstanding to certain of its executive officers, directors, security holders who beneficially own more than ten percent of the Company’s voting securities, and their related business interests as follows:

Beginning balance, January 1, 2003	$8,706,936
New loans	621,097
Effect of changes in related parties	(6,951,179)
Repayments	(356,364)

Ending balance, December 31, 2003	$2,020,490

      Unfunded loan commitments to these individuals and their related business interests totaled $140,051 at December 31, 2003. These individuals and their related interests also maintain customary demand and time deposit accounts with the Bank.

      On August 15, 2003, the Company closed the sale of Keys Insurance Agency, Inc., a wholly owned subsidiary of the Company, to Derek Martin-Vegue and his partner. Mr. Martin-Vegue is a former director of the Company and TIB Bank of the Keys (see Note 20). The purchase price was arrived at through negotiations between the Company and the buyer, and approximates the appraised value of the agency in a December 2002 appraisal received by the Company, less the present value of the tax-effect of the goodwill deductions the Company would have otherwise received without a sale of the agency.

      From October 2000 to August 2003, the Company leased office space in a building owned by a company director. Annual rental expense under the lease agreement was $37,410 (see Note 6).

      As part of its indirect lending operations, the Bank purchases indirect loans from a dealership owned by an officer of the Bank. Loans purchased from that dealership totaled approximately $2,028,000 and $1,639,000 in 2003 and 2002, respectively. These loans are on a full recourse basis. Additionally, the Bank utilizes a company owned by this officer to provide collection services, which includes repossession services. The total amount paid to that company for these services totaled approximately $154,000 and $0 in 2003 and 2002. Repossessed vehicles are offered for sale on consignment on one of the officer’s retail car lots.

Note 14 –	Shareholders’ Equity and Minimum Regulatory Capital Requirements

      The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements result in certain discretionary actions by regulators that could have an effect on the Company’s operations. The regulations require the Company and the Bank to meet specific capital adequacy guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

      To be considered well capitalized and adequately capitalized (as defined) under the regulatory framework for prompt corrective action, the Company and Bank must maintain minimum Tier 1 leverage,

TIB Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Tier 1 risk-based, and total risk-based ratios as set forth in the following tables. The actual capital amounts and ratios are also presented in the following tables.

	December 31, 2003

				Adequately
	Well Capitalized			Capitalized
	Requirement			Requirement			Actual

	Amount		Ratio	Amount		Ratio	Amount	Ratio

	(In thousands, except percentages)
Tier 1 Capital (to Average Assets)
Consolidated	≥$	32,507	≥5.0%	≥$	26,006	≥4.0%	$50,807	7.8%
Bank		32,483	≥5.0%		25,986	≥4.0%	55,472	8.5%
Tier 1 Capital (to Risk Weighted Assets)
Consolidated	≥$	34,722	≥6.0%	≥$	23,148	≥4.0%	$50,807	8.8%
Bank		34,676	≥6.0%		23,117	≥4.0%	55,472	9.6%
Total Capital (to Risk Weighted Assets)
Consolidated	≥$	57,870	≥10.0%	≥$	46,296	≥8.0%	$61,456	10.6%
Bank		57,793	≥10.0%		46,235	≥8.0%	60,871	10.5%

	December 31, 2002

				Adequately
	Well Capitalized			Capitalized
	Requirement			Requirement			Actual

	Amount		Ratio	Amount		Ratio	Amount	Ratio

	(In thousands, except percentages)
Tier 1 Capital (to Average Assets)
Consolidated	≥$	27,520	≥5.0%	≥$	22,016	≥4.0%	$39,009	7.1%
Bank		27,474	≥5.0%		21,979	≥4.0%	45,739	8.3%
Tier 1 Capital (to Risk Weighted Assets)
Consolidated	≥$	28,035	≥6.0%	≥$	18,690	≥4.0%	$39,009	8.3%
Bank		27,989	≥6.0%		18,659	≥4.0%	45,739	9.8%
Total Capital (to Risk Weighted Assets)
Consolidated	≥$	46,725	≥10.0%	≥$	37,380	≥8.0%	$50,879	10.9%
Bank		46,648	≥10.0%		37,318	≥8.0%	50,156	10.8%

      At year end 2003 and 2002, the most recent regulatory notification categorized the Company and Bank as well capitalized under the regulatory framework for prompt corrective action.

      Management believes, as of December 31, 2003, that the Company and the Bank meet all capital requirements to which it is subject. The Company has included in Tier I Capital a portion of the trust preferred securities that were issued in September 2000 and July 2001.

      Under state banking law, regulatory approval will be required if the total of all dividends declared in any calendar year by the Bank exceeds the Bank’s net profits to date for that year combined with its retained net profits for the preceding two years. Retained earnings of the Bank available for payment of dividends to the Company without prior regulatory approval at December 31, 2003, is approximately $13,772,000.

TIB Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 15 –	Stock Options

      Under the Bank’s 1994 Incentive Stock Option and Nonstatutory Stock Option Plan (“the Plan”) as amended and restated as of August 31, 1996, the Board of Directors of the Company may grant nonqualified stock options to any director, and incentive stock options or nonqualified stock options to any officer, key executive, administrative, or other employee including an employee who is a director of the Company. Subject to the provisions of the Plan, the maximum number of shares of common stock of the Company that may be optioned or sold is 978,000 shares. Such shares may be treasury, or authorized but unissued, shares of common stock of the Company. If options granted under the Plan expire or terminate for any reason without having been exercised in full, the shares not purchased shall again be available for option for the purposes of the Plan.

      The exercise price for common stock must equal 100 percent of the fair market value of the stock at the time the option is granted, unless the Board determines otherwise. The exercise price under an incentive stock option granted to a person owning stock representing more than 10 percent of the common stock must equal at least 110 percent of the fair market value at the date of grant, and such option is not exercisable until five years from the date the incentive stock option was granted. The Board of Directors may, at its discretion, provide that an option not be exercised in whole or in part for any period or periods of time as specified in the option agreements. No option may be exercised after the expiration of ten years from the date it is granted.

      A summary of the activity in the plan is as follows:

			Weighted
		Exercise Price	Average
	Shares	Range	Exercise Price

Balance, December 31, 2000	604,550	$ 5.49 – $14.50	$8.48
Granted	59,002	10.13 – 13.55	13.29
Exercised	(38,050)	5.49 – 11.25	5.83
Expired or Forfeited	(40,100)	8.33 – 13.55	11.14

Balance, December 31, 2001	585,402	5.49 – 14.50	8.96
Granted	164,000	11.21 – 14.12	12.54
Exercised	(89,525)	5.49 – 13.50	6.63
Expired or Forfeited	(92,672)	5.49 – 13.55	10.62

Balance, December 31, 2002	567,205	5.49 – 14.50	10.09
Granted	44,500	16.35 – 19.40	17.93
Exercised	(115,050)	5.49 – 14.12	6.39
Expired or Forfeited	(19,150)	5.49 – 16.35	11.46

Balance, December 31, 2003	477,505	$ 5.49 – $19.40	$11.66

Options exercisable at December 31, 2003	236,405
Options exercisable at December 31, 2002	282,305
Options exercisable at December 31, 2001	345,802

TIB Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

      Options outstanding at December 31, 2003 were as follows:

	Outstanding Options			Options Exercisable

		Weighted
		Average	Weighted		Weighted
Range of		Remaining	Average		Average
Exercise		Contractual	Exercise		Exercise
Price	Number	Life	Price	Number	Price

$ 5.49 – $ 5.50	56,175	0.99	$5.49	55,575	$5.49
6.23 – 6.23	15,000	1.58	6.23	15,000	6.23
8.33 – 9.00	49,100	2.61	8.73	33,500	8.73
10.13 – 10.50	34,600	6.88	10.47	9,850	10.48
11.00 – 11.75	31,700	5.02	11.34	8,850	11.41
12.40 – 12.65	109,500	7.42	12.41	12,500	12.41
13.00 – 13.55	119,730	4.95	13.49	84,430	13.50
14.00 – 14.50	18,200	6.02	14.19	11,700	14.17
16.35 – 16.35	18,500	9.23	16.35	—	—
18.20 – 19.40	25,000	9.80	19.16	5,000	18.20

$5.49 – $19.40	477,505	5.31	$11.66	236,405	$10.35

Note 16 –	Loan Commitments and Other Related Activities

      Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk of credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

      The contractual amount of financial instruments with off-balance-sheet risk was as follows at December 31:

	2003		2002

	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate

Commitments to make loans	$15,189,845	$4,593,000	$2,367,184	$8,541,750
Unfunded commitments under lines of credit	1,250,145	51,568,960	2,187,476	43,371,554

      At December 31, 2003 and 2002, commitments under standby letters of credit aggregated approximately $1,543,000 and $2,728,000, respectively.

TIB Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 17 –	Supplemental Financial Data

      Components of other expense in excess of 1 percent of total interest and other income are as follows:

	Years Ended December 31,

	2003	2002	2001

Merchant bankcard processing expenses	$3,152,831	$2,780,454	$2,519,241
Other merchant charges	502,834	461,343	523,705
Operating supplies	495,029	428,451	495,317
Computer services	1,532,740	1,626,608	1,516,946
Legal and professional fees	845,316	748,893	724,968
Marketing and community relations	851,460	864,613	696,566
Postage, courier, and armored car	700,079	590,223	500,498

Note 18 – Fair Values of Financial Instruments

      Carrying amount and estimated fair values of financial instruments were as follows at December 31:

	December 31,

	2003		2002

	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value

	(Amounts in thousands)
Financial assets:
Cash and cash equivalents	$33,681	$33,681	$24,070	$24,070
Investment securities available for sale	52,557	52,557	54,268	54,268
Loans, net	535,197	537,099	438,255	445,955
Federal Home Loan Bank and Independent Bankers’ Bank stock	2,376	2,376	1,486	1,486
Accrued interest receivable	3,373	3,373	2,949	2,949
Financial liabilities:
Noncontractual deposits	348,783	348,783	323,067	323,067
Contractual deposits	205,030	209,085	159,616	162,377
Federal Home Loan Bank Advances	45,000	45,000	20,000	20,000
Short-term borrowings	4,041	4,041	4,579	4,579
Notes payable	5,250	5,546	5,250	4,945
Subordinated debentures	13,000	13,296	13,000	13,472
Accrued interest payable	3,504	3,504	2,876	2,876

      The methods and assumptions used to estimate fair value are described as follows.

      Carrying amount is the estimated fair value for cash and cash equivalents, short-term borrowings, Federal Home Loan Bank stock and other bankers’ bank stock, accrued interest receivable and payable, demand deposits, short-term debt, and variable rate loans or deposits that reprice frequently and fully. Security fair values are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer. For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values. Fair value of debt is based on current rates for similar financing. The fair value of off-balance sheet items that

TIB Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

includes commitments to extend credit to fund commercial, consumer, real estate construction and real estate-mortgage loans and to fund standby letters of credit is considered nominal.

Note 19 – Segment Reporting

      TIB Financial Corp. has three reportable segments: community banking, merchant bankcard processing, and parent and other. The community banking segment’s business is to attract deposits from the public and to use such deposits to make real estate, business and consumer loans in its primary service area. The merchant bankcard processing segment processes credit card transactions for local merchants. The parent and other segment includes the operations of the holding company, retail investment service operations of the Bank, and the Company’s investment in ERAS Joint Venture.

      The results of Keys Insurance Agency, Inc. are not included in the segment reporting as they are classified separately as discontinued operations in the consolidated financial statements (see Note 20). Total assets of Keys Insurance Agency, Inc. at December 31, 2003, December 31, 2002 and December 31, 2001 were $0, $2,278,870 and $2,285,331 respectively.

      The accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies. The Company evaluates performance based on profit or loss from operations before income taxes.

      The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different marketing strategies.

      Intercompany transactions have been ignored in preparing the segment reporting amounts below.

	Year Ended December 31, 2003

	Community	Merchant	Parent and
	Banking	Bankcard	Other	Total

Interest and dividend income	$34,606,423	$—	$—	$34,606,423
Interest expense	(8,249,075)	—	(1,590,088)	(9,839,163)

Net interest and dividend income	26,357,348	—	(1,590,088)	24,767,260
Other income	6,460,642	4,953,348	622,809	12,036,799
Depreciation and amortization	(1,963,081)	(45,523)	(4,398)	(2,013,002)
Other expense	(22,427,866)	(3,982,361)	(731,384)	(27,141,611)

Pretax segment profit	$8,427,043	$925,464	$(1,703,061)	$7,649,446

Segment assets	$668,495,500	$36,717	$765,531	$669,297,748

TIB Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

	Year Ended December 31, 2002

	Community	Merchant	Parent and
	Banking	Bankcard	Other	Total

Interest and dividend income	$31,287,177	$—	$29,133	$31,316,310
Interest expense	(8,705,737)	—	(1,623,519)	(10,329,256)

Net interest and dividend income	22,581,440	—	(1,594,386)	20,987,054
Other income	5,594,079	4,387,095	447,529	10,428,703
Depreciation and amortization	(1,718,122)	(44,202)	(5,044)	(1,767,368)
Other expense	(18,485,929)	(3,576,610)	(593,008)	(22,655,547)

Pretax segment profit	$7,971,468	$766,283	$(1,744,909)	$6,992,842

Segment assets	$564,220,977	$65,923	$582,876	$564,869,776

	Year Ended December 31, 2001

	Community	Merchant	Parent and
	Banking	Bankcard	Other	Total

Interest and dividend income	$33,655,796	$—	$61,682	$33,717,478
Interest expense	(14,096,439)	—	(1,700,964)	(15,797,403)

Net interest and dividend income	19,559,357	—	(1,639,282)	17,920,075
Other income	5,226,666	4,009,664	997,593	10,233,923
Equity in loss, net of goodwill amortization, from investment in ERAS Joint Venture	—	—	(235,490)	(235,490)
Depreciation and amortization	(1,707,315)	(42,158)	(4,989)	(1,754,462)
Other expense	(16,298,339)	(3,405,858)	(462,529)	(20,166,726)

Pretax segment profit	$6,780,369	$561,648	$(1,344,697)	$5,997,320

Segment assets	$490,929,421	$85,231	$811,262	$491,825,914

      The Company discontinued separate reporting of its “Government Guaranteed Loan Sales and Servicing” segment in 2003. This segment is now included as part of the “Community Banking” segment above.

Note 20 – Discontinued Operations

      On August 15, 2003, the Company closed the sale of Keys Insurance Agency, Inc., a wholly owned subsidiary of the Company, to Derek Martin-Vegue and his partner. Mr. Martin-Vegue is a former director of the Company and TIB Bank of the Keys. The transaction was structured as a sale of the agency assets. The buyer paid $2,204,930 in cash at the closing. Of the cash payment at closing, proceeds of $2,020,938 were pursuant to a loan from TIB Bank of the Keys (a subsidiary of the Company) to the buyer. The Company recognized a loss of $14,676 on the transaction.

TIB Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

      The results of Keys Insurance Agency, Inc. operations, which have been classified as discontinued operations in the accompanying consolidated financial statements, are summarized as follows:

	Years Ended December 31:

	2003	2002	2001

Other income	$1,254,816	$1,801,297	$1,458,299
Depreciation and amortization	34,432	57,481	166,061
Other expense	1,019,812	1,537,586	1,365,018

Pretax income from discontinued operations	$200,572	$206,230	$(72,780)

TIB Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 21 – Condensed Financial Information of TIB Financial Corp.

Condensed Balance Sheets

(Parent Only)

	December 31,

	2003	2002

ASSETS
Cash on deposit with subsidiary	$758,052	$734,863
Dividends and other receivables from subsidiaries	9,590	9,750
Investment in bank subsidiary	58,910,047	48,954,471
Investment in TIB Software & Services, Inc.	—	129,370
Investment in TIBFL Statutory Trust I	248,000	248,000
Investment in TIBFL Statutory Trust II	155,000	155,000
Investment in Keys Insurance Agency, Inc.	—	2,301,298
Income tax receivable	338,505	84,763
Other assets	423,866	436,700

Total Assets	$60,843,060	$53,054,215

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Dividends payable	$498,524	$443,919
Interest payable	439,690	445,017
Due to subsidiaries	—	3,252
Notes payable	18,653,000	18,653,000
Other liabilities	6,000	2,950

Total liabilities	19,597,214	19,548,138

Shareholders’ equity
Common stock	443,133	403,563
Surplus	14,254,731	8,965,816
Retained earnings	26,202,982	23,021,698
Accumulated other comprehensive income	345,000	1,115,000

Total shareholders’ equity	41,245,846	33,506,077

Total Liabilities and Shareholders’ Equity	$60,843,060	$53,054,215

TIB Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 21 – Condensed Financial Information of TIB Financial Corp. (continued)

Condensed Statements of Income

(Parent Only)

	Years Ended December 31,

	2003	2002	2001

Operating income
Dividend from bank subsidiary	$832,000	$781,604	$1,924,122
Dividend from TIBFL Statutory Trust I	26,288	26,288	26,288
Dividend from TIBFL Statutory Trust II	7,631	8,584	4,449
Dividend from TIB Software & Services, Inc.	126,193	156,810	511,526
Interest income on note receivable	—	29,133	61,682

Total operating income	992,112	1,002,419	2,528,067

Operating expense
Interest expense	1,624,007	1,658,391	1,731,701
Other expense	344,834	305,166	259,617

Total operating expense	1,968,841	1,963,557	1,991,318

(Loss) income before income tax benefit and equity in undistributed earnings (losses) of subsidiaries	(976,729)	(961,138)	536,749
Income tax benefit	728,100	708,200	701,300

(Loss) income before equity in undistributed earnings (losses) of subsidiaries	(248,629)	(252,938)	1,238,049
Equity in undistributed earnings of bank subsidiary	5,225,575	4,865,590	2,848,561
Equity in undistributed losses of TIB Software & Services, Inc.	—	(6,110)	(146,890)

Income from continuing operations	4,976,946	4,606,542	3,939,720
Discontinued operations:
Dividend from Keys Insurance Agency, Inc.	125,172	—	—
Equity in undistributed earnings (losses) of Keys Insurance Agency, Inc.	—	128,730	(45,380)

Income (loss) from discontinued operations	125,172	128,730	(45,380)

Net income	$5,102,118	$4,735,272	$3,894,340

TIB Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 21 – Condensed Financial Information of TIB Financial Corp. (continued)

Condensed Statements of Cash Flows

(Parent Only)

	Years ended December 31,

	2003	2002	2001

Cash flows from operating activities
Net income	$5,102,118	$4,735,272	$3,894,340
Equity in undistributed earnings of bank subsidiary	(5,225,575)	(4,865,590)	(2,848,561)
Equity in undistributed losses of TIB Software & Services, Inc.	—	6,110	146,890
Equity in undistributed (earnings) loss of Keys Insurance Agency, Inc.	—	(128,730)	45,380
Amortization of intangibles and other assets	16,875	37,161	52,652
Increase in other assets	(4,041)	(29,133)	(63,101)
Decrease in due to subsidiaries	(3,252)	(147,117)	(143,631)
Increase (decrease) in interest payable	(5,327)	(58,194)	51,937
Increase in other liabilities	3,050	2,529	421
Deferred income taxes	—	(89,236)	(4,402)
Increase (decrease) in net income tax obligation	(3,245)	(65,213)	218,662

Net cash provided (used) by operating activities	(119,397)	(602,141)	1,350,587

Cash flows from investing activities
Net decrease in receivables from subsidiaries	160	136	516,190
Investment in bank subsidiary	(5,500,000)	—	(4,000,000)
Payment on note receivable from sale of option	—	300,000	300,000
Investment in Keys Insurance Agency, Inc. to purchase BonData Group Limited, Inc.	—	—	(204,750)
Investment in TIBFL Statutory Trust II	—	—	(155,000)
Return of capital from Keys Insurance Agency, Inc.	2,301,298	—	—
Return of capital from TIB Software & Services, Inc.	129,370	129,346	510,380

Net cash provided (used) in investing activities	(3,069,172)	429,482	(3,033,180)

Cash flows from financing activities
Proceeds from exercise of stock options	734,582	593,097	221,623
Proceeds from stock issuance	4,343,404	—	—
Cash dividends paid	(1,866,228)	(1,713,007)	(1,685,864)
Proceeds from issuance of long-term debt	—	—	5,155,000
Debt issuance costs	—	—	(170,816)

Net cash provided (used) by financing activities	3,211,758	(1,119,910)	3,519,943

Net increase (decrease) in cash	23,189	(1,292,569)	1,837,350
Cash, beginning of year	734,863	2,027,432	190,082

Cash, end of year	$758,052	$734,863	$2,027,432

TIB Financial Corp. and Subsidiaries

Notes to Consolidated Financial Statements

Note 22 – Quarterly Financial Data (Unaudited)

      The following is a summary of unaudited quarterly results for 2003 and 2002:

	2003				2002

	Fourth	Third	Second	First	Fourth	Third	Second	First

Condensed income statements (Dollars in thousands):
Interest income	$9,116	$8,748	$8,452	$8,290	$8,152	$7,896	$7,727	$7,541
Net interest income	6,701	6,345	5,888	5,833	5,588	5,239	5,198	4,962
Income from continuing operations	1,464	1,141	1,210	1,162	1,233	1,168	1,038	1,167
Net income	$1,464	$1,163	$1,286	$1,189	$1,222	$1,221	$1,101	$1,191
Earnings per share:
Income from continuing operations — Basic	$0.33	$0.26	$0.29	$0.29	$0.31	$0.29	$0.26	$0.30
Income from continuing operations — Diluted	$0.32	$0.25	$0.28	$0.27	$0.30	$0.28	$0.25	$0.28

      Due to the disposal of the assets of Keys Insurance Agency, Inc. in the third quarter of 2003, all previous reported quarterly financial data has been adjusted above to reflect the results of Keys Insurance Agency, Inc. as discontinued operations.

          No dealer, salesperson or any other person has been authorized to give any information or to make any representation in connection with this offering other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by TIB Financial Corp. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the Common Stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or which the person making such offer or solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of TIB Financial Corp. since the date hereof.

Summary	1
Risk Factors	8
Cautionary Note Regarding Forward-Looking Statements	10
Use of Proceeds	10
Capitalization	12
Market for Our Common Stock and Dividend Information	13
Dividend Policy	13
Selected Financial Data	14
Management’s Discussion and Analysis of Financial Condition and Results of Operation	16
Business	38
Management	43
Beneficial Ownership of Management and Principal Shareholders	45
Description of Securities	47
Underwriting	51
Change of Accountants	52
Legal Matters	53
Experts	53
Where You May Find Additional Information	53
Index to Financial Statements	F-1

TIB Financial Corp.

1,000,000 Shares

Common Stock

PROSPECTUS

Advest, Inc.

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

SEC Registration Fee		$3,314
NASD Filing Fee		3,047
Transfer Agent and Registration Fees		*
Printing and Engraving Expenses		*
Accounting Fees and Expenses		*
Legal Fees and Expenses		*
Blue Sky Fees and Expenses		5,000
Miscellaneous		*

Total	$	*

*	To be furnished by amendment

Item 15.	Indemnification of Directors and Officers

      Section 607.0850, Florida Statutes, grants a corporation the power to indemnify its directors, officers, employees, and agents for various expenses incurred resulting from various actions taken by its directors, officers, employees, or agents on behalf of the corporation. In general, if an individual acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the action was unlawful, then the corporation has the power to indemnify said individual who was or is a party to any proceeding (including, in the absence of an adjudication of liability (unless the court otherwise determines), any proceeding by or in the right of the corporation) against liability expenses, including counsel fees, incurred in connection with such proceeding, including any appeal thereof (and, as to actions by or in the right of the corporation, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof). To the extent that a director, officer, employee, or agent has been successful on the merits or otherwise in defense of any proceeding, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith. The term “proceeding” includes any threatened, pending, or completed action, suit, or other type of proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal.

      Any indemnification in connection with the foregoing, unless pursuant to a determination by a court, shall be made by the corporation upon a determination that indemnification is proper in the circumstances because the individual has met the applicable standard of conduct. The determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who are not parties to such proceeding; (ii) by majority vote of a committee duly designated by the board of directors consisting solely of two or more directors not at the time parties to the proceeding; (iii) by independent legal counsel selected by the board of directors or such committee; or (iv) by the shareholders by a majority vote of a quorum consisting of shareholders who are not parties to such proceeding. Evaluation of the reasonableness of expenses and authorization of indemnification shall be made in the same manner as the determination that indemnification is permissible. However, if the determination of permissibility is made by independent legal counsel, then the directors or the committee shall evaluate the reasonableness of expenses and may authorize indemnification. Expenses incurred by an officer or director in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if he is ultimately found not to be entitled to indemnification by the corporation. Expenses incurred by other employees and agents may be paid in advance upon such terms or conditions that the board of directors deems appropriate.

      Section 607.0850 also provides that the indemnification and advancement of expenses provided pursuant to that Section are not exclusive, and a corporation may make any other or further indemnification or advancement of expenses of any of its directors, officers, employees, or agents, under any bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office. However, indemnification or advancement of expenses may not be made if a judgment or other final adjudication established that the individual’s actions, or omissions to act, were material to the cause of action so adjudicated and constitute (i) a violation of the criminal law (unless the individual had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful); (ii) a transaction from which the individual derived an improper personal benefit; (iii) in the case of a director, a circumstance under which the liability provisions of Section 607.0834 are applicable; or (iv) willful misconduct or a conscious disregard for the best interests of the corporation in a proceeding by or in the right of the corporation to procure a judgment in its favor in a proceeding by or in the right of a shareholder. Indemnification and advancement of expenses shall continue as, unless otherwise provided when authorized or ratified, to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person, unless otherwise provided when authorized or ratified.

      Section 607.0850 further provides that unless the corporation’s articles of incorporation provide otherwise, then notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination of the board or of the shareholders in the specific case, a director, officer, employee, or agent of the corporation who is or was a party to a proceeding may apply for indemnification or advancement of expenses, or both, to the court conducting the proceeding, to the circuit court, or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice that it considers necessary, may order indemnification and advancement of expenses, including expenses incurred in seeking court-ordered indemnification or advancement of expenses, if it determines that (i) the individual is entitled to mandatory indemnification under Section 607.0850 (in which case the court shall also order the corporation to pay the director reasonable expenses incurred in obtaining court-ordered indemnification or advancement of expenses); (ii) the individual is entitled to indemnification or advancement of expenses, or both, by virtue of the exercise by the corporation of its power under Section 607.0850; or (iii) the individual is fairly and reasonably entitled to indemnification or advancement of expenses, or both, in view of all the relevant circumstances, regardless of whether the person met the standard of conduct set forth in Section 607.0850. Further, a corporation is granted the power to purchase and maintain indemnification insurance.

      Article VI of the Company’s Bylaws provide for indemnification of the Company’s officers and directors and advancement of expenses. The text of the indemnification provisions contained in the Company’s Bylaws is set forth in Exhibit 3.2, to this Registration Statement. Among other things, indemnification is granted to each person who is or was a director, officer or employee of the Company and each person who is or was serving at the request of the Company as a director, officer or employee of another corporation to the full extent authorized by law. Article VI of the Company’s Bylaws also sets forth certain conditions in connection with any advancement of expenses and provision by the Company of any other indemnification rights and remedies. The Company also is authorized to purchase insurance on behalf of any person against liability asserted whether or not the Company would have the power to indemnify such person under the Bylaws. Pursuant to such authority, the Company has purchased directors and officers liability insurance although there is no assurance that the Company will maintain such insurance or, if so, the amount of insurance that it will so maintain.

      Pursuant to the Underwriting Agreement, the Company and the Underwriters have agreed to indemnify each other under certain circumstances and conditions against and from certain liabilities, including liabilities under the Securities Act of 1933, as amended. Reference is made to Section 8 of the Underwriting Agreement filed as Exhibit 1.1 hereto.

Item 16.	Exhibits

Exhibit		Description of Exhibit
(a) Number
1.1	—	Form of Underwriting Agreement
3.1	—	Articles of Incorporation*
3.2	—	Bylaws
4.1	—	Specimen Common Stock Certificate*
5.1	—	Form of Legal Opinion of Smith Mackinnon, PA with respect to the legality of the Common Stock to be issued
23.1	—	Consent of Crowe Chizek and Company LLC
23.2	—	Consent of Smith Mackinnon, PA (included in Exhibit 5.1)
24.1	—	Power of Attorney (contained on the signature page of the Registration Statement)

*	Previously filed by the Company as Exhibits (with the same respective number as indicated herein) to the Company’s Registration Statements (Registration Nos. 333-03499 and 333-24101) and such documents are incorporated herein by reference.

Item 17.	Undertakings

      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to securityholders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to

Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed in its behalf by the undersigned, thereunto duly authorized, in Key Largo, Florida, on March 9, 2004.

TIB FINANCIAL CORP.

/s/ Edward V. Lett

Edward V. Lett
President and Chief Executive Officer

/s/ David P. Johnson

David P. Johnson
Executive Vice President and Chief Financial Officer
(Principal financial officer and principal accounting officer)

POWER OF ATTORNEY

       Each person whose signature appears below constitutes and appoints Edward V. Lett and David P. Johnson, for himself and not for one another, and each and either of them and his substitutes, a true and lawful attorney in his name, place and stead, in any and all capacities, to sign his name to any and all amendments to this Registration Statement, including post-effective amendments and to any related registration statement filed under Rule 462(b), and to cause the same to be filed with the Securities and Exchange Commission, granting unto said attorneys and each of them full power of substitution and full power and authority to do and perform any act and thing necessary and proper to be done in the premises, as fully to all intents and purposes as the undersigned could do if personally present, and each of the undersigned for himself hereby ratifies and confirms all that said attorneys or any one of them shall lawfully do or cause to be done by virtue hereof.

      In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on March 9, 2004.

Signature	Title

/s/ Edward V. Lett Edward V. Lett	President and Chief Executive Officer

/s/ Richard C. Bricker, Jr. Richard C. Bricker, Jr.	Director

/s/ Dr. Armando J. Henriquez Dr. Armando J. Henriquez	Director

Signature	Title

/s/ Gretchen K. Holland Gretchen K. Holland	Director

/s/ Paul O. Jones, Jr., M.D. Paul O. Jones, Jr., M.D.	Director

/s/ James R. Lawson James R. Lawson	Director

/s/ Thomas J. Longe Thomas J. Longe	Director

/s/ John G. Parks John G. Parks, Jr.	Director

/s/ Marvin F. Schindler Marvin F. Schindler	Director

/s/ Otis T. Wallace Otis T. Wallace	Director

/s/ Millard J. Younkers Millard J. Younkers, Jr.	Director

/s/ Robert A. Zolten Robert A. Zolten, M.D.	Director

INDEX TO EXHIBITS

Exhibit
Number		Description of Exhibit

1.1	—	Form of Underwriting Agreement
3.2	—	Bylaws
5.1	—	Form of Legal Opinion of Smith Mackinnon, PA with respect to the legality of the Common Stock to be issued
23.1	—	Consent of Crowe Chizek and Company LLC